Exhibit 99.1

 Annual Report  IperionX Limited  ABN 84 618 935 372  2024

 IperionX  is a leading American titanium metal  and critical materials company  Contents  About IperionX  Letter to Shareholders 06 IperionX Timeline  08 Overview  10 Strategic Advantages  12 IperionX’s Titanium Technologies  18 Markets  20 Sustainability and ESG  22 Directors´ Report  57 Auditor´s Independence Declaration  Consolidated Statement of Profit or Loss and Other Comprehensive Income  Consolidated Statement of Financial Position  Consolidated Statement of Changes in Equity  Consolidated Statement of Cash Flows  Notes to the Consolidated Financial Statements  Consolidated Entity Disclosure Statement  Directors´ Declaration  Independent Auditor’s Report  Mineral Resources Statement  Corporate Governance  ASX Additional Information  104 Corporate Directory

 IperionX is a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.  Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the U.S.  About IperionX  01

 Dear Fellow Shareholders,  IperionX was founded with a mission to build an end-to-end, low-cost, and sustainable titanium supply chain in the United States.  Our team has delivered outstanding progress since foundation, and this rapid growth continued last year as we built our new Titanium Manufacturing Campus in Virginia to scale our portfolio of patented titanium technologies. A few weeks ago, we proved that our Hydrogen Assisted Metallothermic Reduction (HAMR™) technology works at  a commercial scale by commissioning a new furnace with a capacity ~60x higher than our pilot titanium production facility in Utah.  Our advanced HAMR™ furnace successfully produced high-performance titanium that exceeded industry quality standards and did so using less energy, lower operating temperatures, and a faster furnace production cycle. Importantly, we used 100% scrap titanium as our key production feedstock and our titanium product had an oxygen content below 0.07%, well below the ASTM standard requirement of 0.2%  for Grade 5 titanium.  The Story of Titanium  To appreciate the significance of this milestone, we need to understand the history of titanium and the pursuit for a superior titanium production process.  The incumbent commercial production process for titanium was developed by William Kroll in the 1940’s, using a method of reacting titanium chloride (TiCl4) and magnesium under a vacuum to produce titanium sponge. The U.S. Government quickly understood the potential of titanium for advanced engineering applications,  that demanded an alloy that was lightweight, strong, corrosion-resistant and able to withstand intense temperatures.  The U.S. Government funded the initial commercial development of the ‘Kroll’ production process, scaled production, and funded most of the initial research on  titanium’s material performance properties, new alloys and manufacturing methods.  However, the Kroll production method is an expensive, energy-intensive and capital-intensive batch process that limited market penetration to only the  most demanding of advanced applications. Over the years, the search for a more efficient lower-cost production method  for titanium remained elusive.  Letter to Shareholders  Taso Arima  CEO & Managing Director  Todd Hannigan  Executive Chair  02

 A New Chapter for Titanium  About four years ago, we realized the future of titanium lay in a portfolio of cutting-edge technologies that included HAMR™ and Hydrogen Sintering and Phase Transformation (HSPT™). These technologies not only offered a pathway to manufacture high-performance titanium products at lower cost, but they  also offered superior energy efficiency and  a dramatically reduced minimal environmental footprint compared to the Kroll process.  Our conviction was that the future of IperionX would be built on commercializing these award-winning patented titanium technologies. The critical developmental hurdle was scaling titanium furnace capacity to commercial levels, and with this milestone now achieved, our pathway to significantly higher titanium production output is via deploying additional, modular, HAMR furnaces at scale.  This important milestone also represents  a critical step in securing America’s strategic material needs. The ongoing supply chain disruptions and geopolitical tensions have underscored the need for a reliable, domestic titanium supply chain. With ~75% of the world’s primary titanium supply controlled by China and Russia, the need for an end-to-end titanium supply chain solution for the U.S. has never been more urgent.  IperionX is at the forefront of solving this challenge, with a portfolio of patented technologies that can transform how titanium is sourced, refined, manufactured and forged entirely within the U.S.  Revolutionizing Titanium Manufacturing: From Titanium Powder to Forged Titanium Parts  One of the most underappreciated opportunities in the titanium supply chain is the series of energy intensive, complex and inefficient steps required to process  a titanium ingot into a final titanium part for the customer. The current Kroll production process generates large quantities of waste titanium across multiple steps of the supply chain, reducing production yields from ingot to final titanium part to as low as ~5%. In other words, for every 100 tons of titanium ingot feedstock, only 5 tons can make it into the final titanium product.  With our patented titanium technologies,  we can combine our low-cost HAMR titanium powder with HSPT ‘forging’ technology  to produce forged near-net shape titanium components. These near-net shape titanium components reduce the machining required to manufacture a final titanium part, reducing waste and increasing total production yields from as low as ~5% to as high as ~80%.  Our HSPT forging technology ensures that cost savings from ‘powder metallurgy’ manufacturing also retain the superior strength, toughness, and fatigue resistance of ‘forged’ quality titanium.  03  Letter to Shareholders

 A Year of Progress  This past year has been transformative for both our Metals Technology and Critical Minerals divisions.  The U.S. Government’s financial support accelerated our Metals Technology business growth plans. In October 2023, we were awarded US$12.7 million in funding under the Defense Production Act (DPA) Title III program. This investment is a strong  endorsement of our efforts to address critical  U.S. titanium supply chain vulnerabilities. We are actively progressing additional government funding opportunities that would allow us to rapidly scale our operations.  As noted, the successful commissioning  of our first HAMR furnace allows us to scale titanium production rapidly and efficiently, with a designed capacity of +125 metric tons per annum. This is just the beginning – our aim is to be a leading U.S. titanium producer of +10,000 metric tons per annum by 2030.  This year we were also recognized with a prestigious R&D 100 award for our innovative HAMR titanium production process, a low-cost and sustainable process for producing titanium metal powder used for both additive manufacturing and traditional powder metallurgy manufacturing methods. The R&D 100 Awards is the only global science and technology competition that recognizes  new commercial products, technologies and materials for their technological significance. The R&D 100 Awards are recognized in industry, government, and academia as a mark of excellence for the most innovative ideas of the year.  Our customer engagement continued to accelerate over the year. We now have over 100 customers engaged in our commercial sales program and a select group of leading customers have progressed to advanced stages of final prototyping. The validation of our technology by luxury watchmaker  Panerai is just the start and we look forward to securing key customer contracts to align with increased titanium production capacity in Virginia. We see major opportunities across the automotive, aerospace, consumer electronics, and defense sectors that need titanium products to meet their demanding performance specifications.  Our Critical Minerals division also achieved an important milestone this year with the approval of key permits for our Titan Critical Minerals Project in Tennessee. The Titan Project is a world-class asset that can play a pivotal role in reducing America’s acute reliance on critical mineral imports and  re-build a sustainable domestic supply chain that is essential for advanced U.S. industries. Once operational, it will supply critical titanium, zircon, and rare earth minerals for decades. We plan to add significant value to the titanium minerals using our patented mineral upgrading technologies, Green Rutile™ and ARH™,  to produce low-cost and high-purity titanium feedstock for our HAMR titanium production facilities.  04

 Looking Ahead: A Roadmap for Growth  Our team has a clear roadmap to build  a company that will create long-term value for IperionX shareholders. This year, we plan to scale titanium production in Virginia to over 125 metric tons per year, broaden our customer base, and continue developing high-performance titanium parts for  advanced industries. We aim to be a leading   U.S. titanium producer of +10,000 metric tons per annum by 2030 and fully re-build an integrated U.S. titanium supply chain.  We operate in an industry constrained by outdated technology and inefficient  global supply chains. Our unique position, underpinned by our proprietary technologies and strategic investments, has established a strong platform to control our own destiny. We intend to deploy the full stack  of our technology portfolio to re-shore a revolutionary end-to-end titanium supply chain from minerals and scrap through to high performance, low-cost and sustainable titanium metal products.  The hard work, dedication and engineering excellence from our exceptional team has secured us a leading position for the future.  To our shareholders, thank you for your continued long-term support.  Todd Hannigan  Executive Chair  Taso Arima  CEO & Managing Director  We aim to be a leading  U.S. titanium producer of  +10,000  metric tons per annum by 2030  05  Letter to Shareholders

 IperionX Timeline  2020 – 21  2021 – 22  Acquisition of the Titan Critical Minerals Project  IperionX acquired key landholdings covering the Titan Critical Minerals Project  Initial Patent Acquisitions  Secured key patents related to titanium production, laying the foundation for a robust intellectual property portfolio  Pilot Facility, Utah  Established serial production at the pilot production facility to produce titanium powders from scrap titanium, marking the first operational step towards commercialization  First Commercial Contract  Signed a landmark contract with Panerai, a luxury watchmaker, validating the commercial viability of IperionX’s titanium products  Virginia Site Selection  Announced the selection of South Boston, Virginia, as the site for the Titanium Demonstration Facility, signaling a major step towards large-scale production  Company Formation and Vision  IperionX was founded with a vision to re-shore an end-to-end titanium supply chain to the U.S. with a focus on leading with innovative and sustainable technologies  ASX Listing  In December 2020, IperionX listed on the Australian Securities Exchange  Customer Engagement Begins  Initiated engagement with potential customers in the aerospace, defense, and luxury goods sectors, showcasing the benefits of low-carbon titanium  R&D and Technical Validation  Focused on refining the HAMR and HSPT technologies,  setting the groundwork for future breakthroughs  Nasdaq Listing  In June 2022, IperionX listed securities on the Nasdaq Capital Market  Titan Project Scoping Study  Released a Scoping Study for the Titan Project in Tennessee, highlighting the potential for it to become a major source of titanium  and critical minerals in the U.S.  Production  of Titanium Metal from Tennessee Minerals  Achieved first production of titanium metal using minerals from the Titan Project as feedstock  06

IperionX Timeline

07

2022 – 23

Low Carbon Green Rutile™ Titanium Enrichment

Successful production of low-carbon Green Rutile™ minerals via enrichment of Titan Project minerals with our titanium technologies



First UL Validated 100% Recycled Titanium

Achieved the first UL validation for its 100% recycled, low-carbon titanium metal powder



U.S. Air Force Titanium Recycling Challenge

Won the Air Force Research Laboratory Grand Challenge, as the most commercially promising technology for producing titanium metal powders from scrap titanium

Patent Portfolio Growth

Expanded the company's patent portfolio to over 40 patents, further strengthening its competitive edge in the titanium industry

2023 – 24

Commissioning of the Virginia Facility

Began the commissioning of the Titanium Manufacturing Campus in Halifax County, Virginia, with initial production expected by the end of the year



Expansion of Customer Base

Engaged over 40 potential customers across various industries, progressing from initial technical evaluations to product prototyping and qualification

R&D 100 Award


2023
R&D 100
WINNER

IperionX and Dr. Zak Fang win the prestigious R&D 100 award for the invention of the innovative HAMR process

U.S. Government Funding

Secured $12.7 million in funding under the Defense Production Act (DPA) Title III authorities to accelerate the development of the Titanium Manufacturing Campus

Team and Leadership Growth

Strengthened the leadership team with key appointments in roles critical to scaling operations and driving innovation

2024 – 25 +

Full Operations at Virginia Campus

Expected full system operations at the Titanium Manufacturing Campus, with a focus on scaling production capacity towards 10,000 tonnes per annum by 2030



New Commercial Contracts

Anticipated signing of long-term contracts with major players in the automotive, aerospace, and consumer electronics markets, driven by the superior quality and sustainability of IperionX's titanium products



Titan Project Development

Advancing the Titan Project towards construction readiness by securing environmental permits and completing feasibility studies

Scale Technology Portfolio

Accelerate development of patented technologies to further increase IperionX's competitive moat

 IperionX is a leading American titanium metal and critical materials company – using patented titanium technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.  Overview  08

 IperionX’s award-winning patented technology portfolio enables high strength forged titanium alloy products at low cost, with class-leading sustainability and superior process energy efficiencies when compared to current industry methods such as the Kroll process.  IperionX produces low-cost and high-quality angular and spherical titanium powder, which is used to produce near-net-shape and final titanium parts through powder metallurgy or additive manufacturing.  These technologies provide IperionX with a sustainable competitive advantage and significant value uplift from upgrading raw titanium materials through to finished high-performance titanium products when compared to traditional titanium industry supply chains.  Re-shoring a low cost, sustainable, U.S. titanium supply chain  Titanium has superior material properties that are prized across advanced industries, including high strength, light weight and corrosion resistance.  However, the U.S. no longer produces any primary titanium metal (i.e. titanium sponge), including for defense, with China and Russia controlling around 75% of global supply.  IperionX is re-shoring a low-cost, sustainable U.S. titanium supply chain, through the commercialization of its titanium technologies.  Commissioning of commercial operations is underway  IperionX has demonstrated  a pathway to commercial-scale titanium production, with the near-term commissioning and commencement of commercial operations at the Titanium Manufacturing Campus  in Virginia, United States.  Rapid, low-cost near-term growth potential  IperionX aims to be a leading U.S. titanium producer of +10,000 metric tons per annum by 2030.  IperionX’s goal is to re-shore a fully integrated titanium supply chain  to the U.S., lowering costs for our customers and delivering the most sustainable high-performance titanium products on the market.  09  Overview

 1.  Fully integrated, lower-cost and sustainable solution via patented titanium technologies  IperionX’s HAMR titanium production technology provides a lower-energy, faster and lower temperature process to produce titanium,  with energy consumption <50% vs. current industry, and zero direct carbon emissions.  The HSPT “forging” technology, is a non-melt, advanced sintering technology that delivers forged quality titanium products.  HAMR and HSPT can lower the cost, energy, and yield loss of producing titanium products, and can produce titanium near-net-shape products at significantly higher yields and lower cost, unlocking a circular and zero direct carbon emission titanium supply chain.  IperionX’s patented mineral upgrading technologies, Green Rutile™ and ARH™, can add value to titanium minerals to produce low-cost and high-purity titanium feedstock for our HAMR titanium production facilities.  2.  Commercial scale production set to commence in Virginia using 100% titanium metal scrap feedstock  IperionX’s advanced HAMR furnace was successfully commissioned at the Titanium Manufacturing Campus in August 2024, marking the first titanium de-oxygenation production run, and having successfully increased the furnace production capacity by ~60 times from pilot scale to produce high performance titanium that exceeds industry quality standards.  IperionX plans to rapidly expand the capacity of its Titanium Manufacturing Campus by deploying additional modular, low-risk and low-cost HAMR furnaces.  IperionX aims to be a leading U.S. titanium producer of +10,000 metric tons per annum by 2030.  Strategic Advantages  10

 3.  U.S. Government support  to accelerate our growth plans  The U.S. government is investing significant resources to re-shore a secure domestic titanium supply chain that is currently dominated globally by China and Russia. IperionX is well positioned to benefit from these resources to scale titanium production and manufacturing capacity.  In October 2023, IperionX was awarded US$12.7 million in funding under the U.S. Department of Defense (DoD) Defense Production Act (DPA) Title III Program  to address U.S. titanium supply chain vulnerabilities through the development of IperionX’s Titanium Manufacturing Campus in Virginia.  A range of other U.S. Government funding opportunities is also available as potential funding sources for further scale-up and these are currently being actively progressed.  4.  Future integration using upgraded minerals from Titan Projects’ titanium mineral resources  The fully permitted Titan Project in Tennessee is one of the largest titanium mineral resources in North America, as well as a leading U.S.  resource of zircon and rare earth critical minerals.  The Titan Project, combined with our patented titanium mineral upgrading technologies, has the potential to deliver an innovative end-to-end solution for a U.S. titanium supply chain, providing significant strategic value for defense and advanced manufacturing.  11  Strategic Advantages

 IperionX’s world-leading portfolio of patented titanium technologies has been developed, enhanced and protected over a decade of research and development. The technology portfolio consists of over 40 global patents related to the innovative titanium technologies. IperionX is developing a range of innovative new technologies that are related  to the core technologies and titanium manufacturing.  IperionX’s Titanium Technologies  12

IperionX's Titanium Technologies

13

These technologies recently secured a prestigious R&D 100 award for the innovative HAMR titanium production process – a low cost and sustainable process for producing titanium metal powder used for both additive manufacturing and traditional powder metallurgy manufacturing methods.

IperionX is uniquely positioned to re-shore a fully integrated "end-to-end" mineral-to-metal titanium supply chain to the U.S. IperionX has developed an innovative "end-to-end" American titanium supply chain solution, that spans from the production of domestically sourced titanium minerals, the technology to upgrade these minerals to +99% TiO_2, as well as the ability to utilize the largest range of recycled scrap titanium as feedstocks for low-cost titanium metal production.

Titanium is a superior metal in many applications to both steel and aluminum, but its high production and manufacturing cost often limits its use to high-performance applications.

The incumbent industry titanium production method is the Kroll Process which is an energy and capital-intensive batch process that has limited titanium's market penetration to advanced applications. The Kroll Process is also complex, requiring toxic reagents and repeated high temperature melting processes. Over the years, the search for a more efficient lower-cost production method for titanium has failed to meet quality requirements, cost reduction needs or commercial scalability.

In contrast, IperionX's patented titanium technologies feature lower energy consumption, lower capex, faster cycle times and higher product yields – produced from either titanium minerals or scrap – to produce low-cost and high-quality angular and spherical titanium powder to produce titanium semi-finished stock products for advanced applications. IperionX can also use these titanium powders to produce near-net forged titanium alloy shapes and high-value final titanium parts and components using additive manufacturing. The interlocking series of patented titanium technologies span the full supply chain and offers a vertical integration platform.

These technologies provide IperionX with the capacity to re-shore a fully integrated mineral-to-metal titanium supply chain to the U.S. IperionX's innovative "end-to-end" American titanium supply chain solution spans from the production of domestically sourced titanium minerals, the technology to upgrade those minerals, as well as the ability to utilize recycled scrap titanium as key feedstocks for low-cost titanium production and manufacturing.

IperionX has proven the capability of the proprietary titanium technologies to upgrade titanium minerals from the Titan Project in Tennessee to produce high grade +99% TiO_2, and then successfully use this enriched feedstock to manufacture high-quality spherical titanium alloy (Ti-6Al-4V) powder. Quality testing of this spherical titanium powder surpassed industry standard Grade 5 specifications for oxygen content.

IperionX's simple, low waste, vertically integrated solution for producing titanium near net shapes or mill products


Current Industry
Titanium Minerals
Carbothermic Chlorination
TiCl4
Kroll Process
Titanium Sponge
Vacuum Arc Remelting
Titanium Ingot
Forging
Titanium Billet
Rolling and/ or Extrusion
Titanium Mill Products
IPERIONX
Titanium Minerals
Green Rutile/ ARH Process
TiO2 or Titanium Scrap
IPX HAMR Process
Titanium Powder
IPX HSPT Process
Titanium Near Net Shapes or Mill Products

 Green Rutile & ARH Technologies  IperionX’s patented mineral upgrading technologies, Green Rutile™ and Alkaline Roasting and Hydrolysis (ARH™), can add value to titanium minerals to produce low-cost and high-purity titanium feedstock for use  at HAMR titanium production facilities.  The patented Green Rutile process upgrades lower grade titanium minerals into higher-grade synthetic rutile titanium product plus a co-product of purified iron oxide powder that could be used for metal alloying or produced as a pre-cursor  for lithium-iron-phosphate (LFP) batteries.  Most global synthetic rutile production is based upon the incumbent Becher Process, which consists of roasting lower-grade ilmenite titanium minerals using coal as a reductant  in a rotary kiln at temperatures of more than 1,100°C to convert the iron oxide in the ilmenite to metallic iron, and then ‘rusting’ the kiln product in an aerated salt solution to remove most  of the metallic iron.  The scope 1 & 2 emissions from the current production of synthetic rutile and titanium  slag are significant, estimated at approximately  3.3 tons and 2 tons of CO2 equivalent per ton of product. In contrast, IperionX’s Green Rutile process does not use coal as a reductant, and when combined with renewable or low-carbon sourced electricity, has the potential to result in high-quality titanium product with low carbon emissions.  IperionX is advancing plans to scale-up the Green Rutile enrichment technology to upgrade lower grade ilmenite titanium minerals from the Titan Project into a high-quality synthetic rutile titanium product and iron oxide powder co-product.  IperionX’s patented ARH™ technology can further upgrade rutile titanium minerals, including Green Rutile, resulting in +99% titanium dioxide (TiO2) feedstock so that it can be used as a high-purity feedstock  for the HAMR titanium production process.  14

 HAMR Titanium Technologies  The HAMR™ titanium production process is a proprietary breakthrough technology originally developed at the University of Utah with funding from the U.S. Department  of Energy’s ARPA-E program.  HAMR, which stands for Hydrogen Assisted Metallothermic Reduction, is a patented powder metallurgy process technology to produce titanium and other metal powders. This process can take almost any form of titanium minerals or scrap titanium feedstock and produce titanium powders at low energy intensity, enabling the potential for low-cost, low-carbon emission titanium production in a sustainable closed loop. The majority of the energy and emissions savings are realized by eliminating the need to chlorinate titanium dioxide (TiO2)  to make titanium tetrachloride (TiCl4) and removing the need for vacuum distillation after the reduction of TiCl4.  The HAMR process uses powder metallurgy processing steps to control the size of the particles, add alloying elements, to produce  high-quality titanium powder. The HAMR process destabilizes Ti-O using hydrogen, making it possible to turn the reduction of TiO2 with Mg from being thermodynamically impossible to thermodynamically favored. This allows TiO2  to be reduced and deoxygenated directly by Mg to form TiH2 with low oxygen levels to meet industry quality standards. TiH2 is then further processed into titanium metal alloys for advanced market applications.  The Granulation-Sintering-Deoxygenation (GSD™) process is a patented thermochemical technology designed to produce spherical titanium powders for 3D printing and additive manufacturing. This innovative process significantly enhances production efficiency, increasing powder yield by up to 50%, while delivering spherical titanium powders with low oxygen content, precise particle size control, and excellent flowability.  In contrast, existing methods for producing spherical metal powders – such as gas atomization, plasma atomization, and the plasma rotating electrode process – face significant limitations. While gas and plasma atomization can generate fine powders, their final product yield is low after size classification. A common challenge across all these methods is the low production yield of fine powders, which is a key driver of the high cost of titanium powder  in additive manufacturing. GSD™ technology addresses these limitations, offering a more efficient and cost-effective solution for  high-quality titanium powder production.  IperionX’s simple, low waste, vertically integrated solution for producing spherical titanium powders  Current Industry  Vacuum Arc Remelting  Forging  Rolling and/or Extrusion  Kroll Process  Carbothermic Chlorination  Titanium Minerals  Spherical Titanium Powder  Titanium Bar or Wire  Gas or Plasma Atomization  IPX GSD (HAMR) Process  Titanium Scrap  Spherical Titanium Powder  15  IperionX’s Titanium Technologies

16


IPERIONX

The HAMR technologies offer the capability to directly manufacture advanced alloys from the oxides of alloying elements. These technologies enable the use of alloying elements like iron, niobium, zirconium, and molybdenum etc. to create titanium alloys with enhanced strength, ductility, and fatigue performance. The HAMR technology offers advantages to manufacture advanced metal alloys that are difficult to produce at scale using traditional methods, such as melt processes.

IperionX metal powder production process



Titan ilmenite (~60% TiO_2) | +99% TiO_2 | Ti-6Al-4V

Scanning Electron Microscope (SEM) images of IperionX metal powder production process


1mm
200µm
500µm

Titan ilmenite (~60% TiO_2) | +99% TiO_2 | Ti-6Al-4V

 HSPT Titanium Forging Technologies  The patented Hydrogen Sintering and Phase Transformation (HSPT™) technology process enables the low-cost production of near-net-shape and additively manufactured titanium parts  with similar properties to traditional forged or wrought parts.  In traditional wrought manufacturing, multiple energy intensive and expensive forging and machining steps are required to produce  a titanium bar, plate, or sheet, and the subsequent machining required to make  a part by subtractive manufacturing results in significant levels of scrap generation.  While powder metallurgy and additive manufacturing generate less waste and can be lower-cost alternatives to traditional  manufacturing, titanium parts manufactured  by these alternative approaches typically have poor mechanical properties and often rely on expensive post-sintering thermal mechanical processing.  In contrast, the patented HSPT ‘forging’ technology yields a wrought-like ultrafine grain microstructure to produce titanium products with superior fatigue properties versus traditional titanium powder metallurgy methods.  IperionX plans to leverage its patented HAMR and HSPT technologies with powder metallurgy to manufacture high-performance forged titanium products.  By combining powder metallurgy or additive manufacturing with the HSPT processing technology, IperionX can produce near-net-shape titanium parts with an ultra-fine-grain microstructure. These parts have the potential to be produced at significantly lower cost and with greatly reduced scrap generation, while achieving material performance properties similar to those produced by forging.  17  IperionX’s Titanium Technologies

 Markets  Titanium and its alloys are used in high-performance applications across a wide range of advanced industries. Titanium alloys are prized for their strength, lightweight, and high resistance to corrosion.  IperionX’s technologies produce lower-cost and high-quality titanium metal powder that can be used to produce titanium semi-finished stock products, near-net forged titanium alloy shapes and high-performance final titanium parts. A significant reduction in the end-to-end cost  of manufacturing titanium parts has the potential to increase the application of titanium to a wider range of markets.  18

 Automotive and transport  Titanium is used in high-performance vehicles for components including exhaust systems, connecting rods, and suspension parts, where weight reduction and strength are crucial. The potential application of titanium for lightweighting vehicles, including electric vehicles, provides a very large prospective market for widespread use of titanium to improve  fuel economy and extend battery range.  Aerospace and defense  The aerospace industry has a been a leading market for high-performance titanium alloys. Titanium’s exceptional weight-to-performance ratio, fatigue strength, and resistance to high temperatures enhance fuel efficiency and boost the overall lifespan of aerospace components.  The corrosion resistance of titanium also makes it indispensable in a range of naval applications, including submarines.  Energy  Titanium is a key component in the formation of hydrogen via electrolysis and is the main material for porous transport layers in proton exchange membrane electrolysers and fuel cells. Titanium alloys are also used  in nuclear reactors for components that need to withstand demanding corrosive environments.  Medical  Titanium is biocompatible, meaning it is well-accepted by the human body. It is commonly used in dental implants, joint replacements, and other surgical implants.  Luxury goods  Titanium is a premium product prized for its high strength, lightweight and corrosion resistance in luxury goods, including premium watches.  Industrial  Titanium’s exceptional resistance to corrosion by chemicals makes it a preferred material for applications in high-performance chemical processing, such as reactors, heat exchangers and desalination.  Consumer electronics  Titanium is increasingly considered a superior material for casings in consumer electronic applications, including smart phones and watches. Apple, Samsung and Xiaomi have all introduced titanium products in recent years, attributable to the material’s durability and strength to weight ratio.  19  Markets

 Overview  IperionX believes the global transition towards a sustainable economy and the technologies of the future will drive increased demand for critical minerals and metals, including titanium. IperionX’s technologies bypass the high-cost, high-carbon Kroll Process and the energy intensive titanium melt processes and forging. IperionX’s core patented technologies can potentially provide a more sustainable and circular titanium metal supply chain compared  to the current high carbon titanium supply chain.  ESG Governance and Disclosures  IperionX was founded with the goal to sustainably usher in the Titanium Age, and to that end, sustainability is embedded into  our culture, business planning, and operations. Sustainability and environmental, social and governance (ESG) is governed from the highest levels of IperionX’s management, with the  ESG Committee meeting quarterly to oversee all related initiatives, including the Annual Sustainability Report and annual ESG goals. IperionX reports annually on its sustainability and ESG progress following GRI, SASB, and TCFD/IFRS guidance. Our annual sustainability reports can be found on our website: https://iperionx.com/sustainability.  Social Responsibility  IperionX values its diverse employees and local communities in Virginia, Utah, and Tennessee. Protecting the health and safety  of all our stakeholders, including our employees, contractors, visitors, and communities, is a core value of IperionX and fundamental to our future success. IperionX takes the responsibility  of creating a safe workplace for employees seriously, ensuring compliance with applicable occupational and environmental health and safety laws and regulations governing  our operations.  Sustainable Titanium Technologies  IperionX’s proprietary titanium technologies enable a circular titanium economy, helping  to meet today’s critical needs for domestically sourced materials while supporting our customers in achieving their product circularity and sustainability goals. IperionX’s process diverts valuable titanium from downcycling—or from yesterday’s waste stream—and upcycles it  into new, 100% recycled high-performance titanium products.  Sustainability and ESG  20

 Low Carbon Footprint  IperionX’s sustainable and low-carbon titanium powders are produced using 100% renewable energy, with zero associated scope 1 and 2 carbon emissions, through the purchase of Renewable Energy Certificates (REC). The low scope 3 emissions associated with the titanium production process are being actively managed and reduced via the procurement of low-carbon process inputs.  IperionX completed a comparative life cycle assessment (LCA) to demonstrate the  low-carbon offerings of its spherical titanium powders compared to other conventionally produced metal powders for additive manufacturing. Results of the comparative LCA for climate change impacts indicate that 100% recycled spherical titanium powder to be produced at IperionX’s Titanium Production  Facility in Virginia has the potential for a life cycle carbon footprint as low as 7.8 kilograms (kg)  of carbon dioxide equivalents (CO2e) per kg of powder. This finding represents over a 90% decrease in carbon footprint when compared to conventional titanium powders produced using the plasma atomization process  (estimated to be 88.8 kg CO2e per kg powder).  UL validated 100% Recycled Content Titanium Metal Powder  IperionX achieved re-validation by UL Solutions (UL) according to Environmental Claim Validation Procedure 2809-2 for its 100% recycled content titanium metal powder made in the U.S. for  a second year in a row. UL is one of the world’s most trusted names in third-party product safety and standards. IperionX recognizes  that third party certifications provide important independent validation of our unique titanium product offerings.  Sustainable Mineral Development  IperionX is committed to resource efficiency, sustainable land management, and biodiversity at its Titan Project in Tennessee. The Titan Project intends to serve as a global model of sustainability and land stewardship throughout its life cycle. Once operational, mineral extraction activities at the Titan Project will require no drilling or blasting and will be completed in  a phased approach with progressive backfill to minimize our active operations to a small footprint at any given time.  Sustainability and ESG  21

 Directors´ Report  The Directors of IperionX Limited present their report on the consolidated entity consisting of IperionX Limited (“Company” or “IperionX”) and the entities it controlled at the end of, or during, the year ended June 30, 2024 (“Consolidated Entity” or “Group”).  DIRECTORS  The names and details of the Company’s directors in office at any time during the financial year or since the end of the financial year are:  Mr. Todd Hannigan Mr. Anastasios Arima  Ms. Lorraine M. Martin Mr. Vaughn Taylor  Ms. Melissa G. Waller Ms. Beverly M. Wyse  Executive Chairman  Chief Executive Officer and Managing Director Independent Non-Executive Director Independent Non-Executive Director Independent Non-Executive Director Independent Non-Executive Director  Unless otherwise stated, Directors held their office from July 1, 2023 until the date of this report.  CURRENT DIRECTORS AND OFFICERS  Mr. Todd Hannigan B.Eng (Hons), MBA  Executive Chairman  Mr. Hannigan was appointed as Non-Executive Chairman of IperionX on February 1, 2021, and as Executive Chairman on May 24, 2021.  Todd Hannigan has over 28 years of global experience in natural resources as company founder, chief executive officer, private capital investor and non-executive director. Mr. Hannigan has worked internationally in the natural resources sector including for Piedmont Lithium Inc., Aston Resources, Hanson PLC and BHP Billiton. Mr. Hannigan holds a Bachelor of Engineering (Mining) from The University of Queensland and an MBA from INSEAD.  Other Current Public Directorships  •  Executive Chairman Brazilian Rare Earths (January 2023 – present)  Former Public Directorships During the Past Three Years  •  •  Piedmont Lithium Inc. (March 2021 – April 2022) Terra Metals Limited (May 2014 – June 2022)  Mr. Anastasios (Taso) Arima BCom  Chief Executive Officer & Managing Director  Mr. Arima is a founder of IperionX and was appointed as Executive Director on December 1, 2020, and as Managing Director and Chief Executive Officer of the Company on March 1, 2021.  Anastasios (Taso) Arima has over 15 years of experience in founding and developing critical material companies in North  America. Mr. Arima was a founder and director of Piedmont Lithium and was instrumental in the development of the company.  Mr. Arima attended the University of Western Australia and earned a Bachelor of Commerce whilst studying for a Bachelor of Engineering.  Other Current Public Directorships  •  Dominion Minerals Limited (November 2021 – present)  Former Public Directorships  •  None  22

 Directors´ Report continued  Ms. Lorraine M. Martin B.A. (Computational Mathematics), M.Sc (Computer Science)  Independent Non-Executive Director  President and CEO of the National Safety Council  IperionX Director since September 13, 2021  Lorraine M. Martin is a director, President and CEO of the National Safety Council, serving in this position since June 2019. She is also co-founder and President of Pegasus Springs Foundation, a non-profit organization focused on education and mentoring. Ms. Martin is the retired Executive Vice President and Deputy of Rotary and Mission Systems (RMS) for Lockheed Martin Corporation, a global aerospace, defense, security and advance technologies company. Prior to RMS, Ms. Martin was Executive Vice President and General Manager for the F-35 Lightning II Program for Lockheed Martin Aeronautics Company. Her leadership of the F-35 program earned Pentagon recognition for reducing program costs while increasing production and fielding more aircraft worldwide. She joined Lockheed Martin in 1988 and during her tenure, held a variety of high visibility leadership positions across the corporation. Prior to joining Lockheed Martin, she served as an officer in the U.S. Air Force,  holding various leadership positions for software intensive technology and development programs. She has a Master of Science degree in Computer Science from Boston University and a Bachelor of Arts degree in Computational Mathematics from DePauw University.  Other Current Public Directorships  •  Kennametal Inc. (July 2018 – present)  Former Public Directorships During the Past Three Years  •  None  IperionX Board Committees  •  •  Audit Committee ESG Committee  Mr. Vaughn Taylor BBus (Accounting), SAFin  Independent Non-Executive Director  Former Executive Director and Chief Investment Officer of AMB Capital Partners  IperionX Director since March 3, 2021  Vaughn Taylor previously served as Executive Director and Chief Investment Officer of AMB Capital Partners, or AMB, the  global investment platform of the Bennett Family. Mr. Taylor was at AMB since the formation of the investment platform in 2010,  and was responsible for executing on the investment strategy, expanding the investment portfolio into international markets and sourcing new investment opportunities. Mr. Taylor is also currently a board member of international companies including Chairman of Alta, Urban Rest, and Frontier Pets. Mr. Taylor holds a Bachelor of Business (Accounting) and a Master of Business (Real Estate) from RMIT University. Mr. Taylor also holds a Graduate Diploma in Applied Finance and Investment from Financial Services Professional Body, FINSIA.  Other Current Public Directorships  •  Alta Global Group Ltd (August 2021 – present)  Former Public Directorships During the Past Three Years  •  None  IperionX Board Committees  •  •  Audit Committee (chair)  Remuneration and Nomination Committee (chair)  23  Directors´ Report

 Directors´ Report continued  •  CURRENT DIRECTORS AND OFFICERS continued  Ms. Melissa G. Waller B.A. (Journalism and Mass Communications)  Independent Non-Executive Director  Former Deputy Treasurer and Chief of Staff for the North Carolina Department of State Treasury  IperionX Director since September 13, 2021  Melissa G. Waller has over 30 years’ experience as a senior finance executive and is President for the AIF Institute, providing essential education, research and resources to investors and investment firms globally with over US$50 trillion assets under management. Ms. Waller is the former Deputy Treasurer and Chief of Staff for the North Carolina Department of State Treasury, where she successfully oversaw Department strategic planning, operations, and public-policy implementation, along with a staff of more than 400 employees, including the North Carolina Retirement Systems, the pension fund for the state and the tenth largest public pension fund in the United States, with assets in excess of US$90 billion. Ms. Waller has served as Chair of the Department’s Corporate Governance Committee, as well as on the Council of Institutional Investors Board of Directors and the Governor’s Board of Innovation for the North Carolina University System. She currently serves as Executive Program Director for the National Institute of Public Finance, as well as Director of Public and Private Partnerships for the Kenan Institute. Ms. Waller has a bachelor’s degree in journalism and mass communications from the University of North Carolina.  Other Current Public Directorships  None  Former Public Directorships During the Past Three Years  •  None  IperionX Board Committee  •  •  ESG Committee (chair)  Remuneration and Nomination Committee  Ms. Beverly M. Wyse B.Sc. (Mechanical Engineering), MBA  Independent Non-Executive Director  Former President of Shared Services, Boeing  IperionX Director since September 13, 2021  Beverly M. Wyse worked for over 30 years at Boeing, most recently as President of Shared Services, a multi-billion dollar operating group. In that role, she refocused and restructured the organization and also delivered improved efficiency and performance. Previously, she was Vice-President & General Manager of Boeing South Carolina, a major manufacturing, assembly and delivery site for Boeing where she led the team through successful production rate increases, major improvements in workforce relations and significant reductions in operating costs. Throughout her extensive career at Boeing, Ms. Wyse also successfully led the 737, 767 and 787 Charleston programs. Ms. Wyse holds an MBA and a B.Sc. in Mechanical Engineering from the University of Washington. She’s also the Chair of the Board of Trustees of the Franklin W. Olin College of Engineering.  Other Current Public Directorships  •  Héroux-Devtek Inc. (February 2019 – present)  Former Public Directorships During the Past Three Years  •  None  IperionX Board Committees  •  •  •  Audit Committee ESG Committee  Remuneration and Nomination Committee  24

 Directors´ Report continued  Mr. Gregory Swan BCom, CA, FCIS, FFin  Company Secretary  Gregory Swan is a Chartered Accountant with over 15 years’ experience in the formation and development of publicly listed natural resources companies. He currently serves as Chief Financial Officer and/or Company Secretary for several listed companies that operate in the resources sector. He commenced his career at a large international Chartered Accounting firm and has since been involved with a number of extraction exploration and development companies, including Piedmont Lithium Inc., Mantra Resources Limited and Papillon Resources Limited. Mr. Swan holds a Bachelor of Commerce from the University of Western Australia and is a Member of the Chartered Accountants Australia and New Zealand, a Fellow of the Governance Institute of Australia, and a Fellow of the Financial Services Institute of Australasia.  Mr. Swan was appointed as Company Secretary of the Company on December 16, 2020.  PRINCIPAL ACTIVITIES  The principal activities of the Group during the year consisted of the development of its titanium metal technologies and the development of its mineral properties in the United States.  The Group is developing a U.S. based, integrated titanium business to support a range of advanced industries, including consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing, hydrogen and automotive. We expect to offer a range of titanium products and alloys for customers across these key industries.  Our portfolio of assets includes our operational industrial pilot facility (“IPF”) in Salt Lake City, Utah; our larger-scale Titanium Manufacturing Campus in Halifax County, Virginia; and our Titan critical minerals project (“Titan Project”) in Tennessee that together have the potential to re-shore a sustainable and low-cost end to end titanium supply chain in the U.S.  IperionX has the exclusive option to acquire certain of the assets of Blacksand Technology LLC (“Blacksand”), which has developed patents to certain titanium and metal alloy production technologies (the “Technologies”) and holds exclusive global licenses over the Technologies, including hydrogen assisted metallothermic reduction (“HAMR”), granulation sintering  deoxygenation (“GSD”), low carbon titanium mineral enrichment (“Green Rutile”), hydrogen sintering and phase transformation (“HSPT”), alkaline roast and hydrolysis (“ARH”) and other titanium alloying technologies.  OPERATING AND FINANCIAL REVIEW  Introduction  IperionX aims to become a leading sustainable producer of titanium critical minerals, titanium powders and titanium end products for a wide range of industries.  Titanium is prized for its high strength-to-weight ratio and its resistance to high temperatures and corrosion. Titanium is used  in numerous advanced industries, including consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing, hydrogen and automotive. IperionX is in commercial discussions with a range of customers across these sectors that desire high-performance titanium products via a more sustainable supply chain.  IperionX aims to sell titanium alloys and manufactured titanium products directly to these customers. Our future products may include manufactured titanium components, titanium powders for additive manufacturing and powder metallurgy and traditional titanium plate, bar, rod and wire. We expect to offer a range of titanium alloys, including aerospace grade titanium alloys and other high performance titanium alloys.  Since the 1940’s, titanium has been commercially produced using the Kroll Process, which is a relatively energy and cost-intensive method that produces high levels of greenhouse gas emissions. In contrast, IperionX holds an exclusive option to acquire the intellectual property rights to certain patented titanium and metal alloy production technologies which are expected to use  less energy to produce high-performance titanium products, at lower costs, with zero Scope 1 and 2 emissions, driven by the expected use of 100% renewable energy at our facilities (as reported in our recent life cycle assessment published in June 2024).  25  Directors´ Report

 Directors´ Report continued  OPERATING AND FINANCIAL REVIEW continued  Introduction continued  Today the United States has limited domestic primary titanium metal (titanium sponge) production capacity and the U.S. currently imports over 95% of the titanium sponge required for its advanced industries. We plan to re-shore titanium metal production, thereby reducing America’s acute reliance on primary titanium imports and strengthening the domestic titanium supply chain. To achieve our goals, IperionX has two key value drivers:  •  Titanium: IperionX is actively scaling the Technologies to produce high performance titanium alloys and products at lower costs, with zero Scope 1 and 2 emissions, from either scrap titanium or titanium minerals. IperionX currently produces titanium products made from scrap titanium at our IPF in Utah and is in the process of commissioning a larger-scale titanium production facility, in Virginia; and  Critical Minerals: IperionX owns the Titan critical minerals project (the “Titan Project”) in Tennessee, which is currently one of the largest titanium, zircon and rare earth mineral resources, reported in accordance with the JORC Code (2012 Edition), in the United States. At full production, we anticipate that the Titan Project could produce approximately 100,000 tons per annum of titanium minerals that could potentially be used as a feedstock to produce 100% American-made titanium alloys.  •  We expect that the Technologies will allow a low life cycle carbon footprint and a more sustainable production of titanium alloys. IperionX currently produces high performance titanium products made with 100% titanium scrap feedstock at both our IPF in Salt Lake City, Utah and our titanium production facility, Virginia.  To meet the growing demand for sustainable and lower cost titanium products, IperionX is commissioning its titanium manufacturing facility in Virginia, with first production of deoxygenated titanium achieved in August 2024, and full system commissioning expected in late 2024 calendar year. Once commissioned, we intend to scale the capacity of this innovative titanium facility – in a modular development approach – to the higher production levels on the same site in Virginia.  To support the potential future growth in titanium production, we plan to develop the Titan Project in Tennessee to provide low-cost titanium mineral feedstock. In addition, we believe the Titan Project has the potential to be a sustainable, low-cost and globally significant producer of titanium, rare earths and zircon minerals. These minerals are important for advanced  U.S. industries including consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing, hydrogen and automotive.  Highlights  Highlights during and subsequent to the end of the financial year were as follows:  Customer Engagements  Agreement to Produce Titanium Plate for Lockheed Martin  •  In August 2023, IperionX announced that it had agreed to an order with Lockheed Martin for the delivery of titanium plate components produced using IperionX’s low-carbon, U.S. manufactured titanium.  Agreement with Heroux-Devtek for Titanium Recycling  •  In September 2023, IperionX announced that it had signed an agreement with Heroux-Devtek to underpin a 100% recycled  titanium supply chain using scrap titanium metal from the aerospace industry.  Production of Titanium Plate for U.S. Army Testing  •  In September 2023, IperionX announced that it had executed a Test Services Agreement with the U.S. Army for metal characterization and ballistic testing properties of IperionX’s high-strength titanium plate components.  Partnership with GKN Aerospace for titanium plate test components  •  In October 2023, IperionX agreed to an order with GKN Aerospace for the delivery of titanium plate test components manufactured with IperionX’s advanced titanium technologies.  Partnership with United Stars for U.S. titanium manufacturing  •  In April 2024, IperionX partnered with United Stars for the potential supply of IperionX’s high-performance, low-cost and sustainable titanium products. The partnership will focus on the defense and advanced technology sectors for vehicle drivetrains, robotic motors and wind turbines, which all require lightweight, strong, compact and  corrosion-resistant performance.  26

 Directors´ Report continued  Partnership with Vegas Fastener to co-produce titanium fasteners for U.S. Army  •  In April 2024, IperionX and Vegas Fastener partnered to develop and manufacture titanium alloy fasteners and precision components with IperionX’s advanced titanium products, including for the U.S. Army Ground Vehicle Systems Center.  Partnership with Aperam to advance a circular titanium supply chain  •  In July 2024, IperionX and Aperam signed an agreement to apply IperionX’s fully circular and sustainable titanium supply chain solution to the consumer electronics sector, with IperionX to use its patented titanium technologies to upcycle up to 12 metric tons of titanium scrap from the consumer electronics sector to manufacture a range of high-performance titanium products.  Research and Development  IperionX earns international recognition with R&D100 award.  •  In August 2023, IperionX won a prestigious R&D 100 award for its innovative Hydrogen Assisted Metallothermic Reduction (HAMR) titanium production process – a low cost and sustainable process for producing titanium metal powder used for both additive manufacturing and traditional powder metallurgy manufacturing methods.  Titanium Manufacturing Campus Development  Completion of First Titanium Deoxygenation Production Run  •  In August 2024, IperionX commissioned the HAMR furnace and completed the first titanium deoxygenation production run at the Titanium Production Facility. The successful first titanium deoxygenation production cycle is a significant milestone in the development of HAMR technology that has the potential to revolutionize the titanium industry and demonstrates the commercial-scale capabilities of IperionX’s breakthrough titanium deoxygenation technologies.  HAMR furnace commissioning activities commenced  •  In February 2024, IperionX received regulatory verifications that allowed commissioning activities for the HAMR furnace to commence, with all major construction works relating to the Titanium Production Facility building, including power  & electrical, ventilation, and safety systems, completed.  Advanced Manufacturing Campus Development  •  Throughout the period, IperionX developed and has commissioned its Advanced Manufacturing Center, part of the Titanium Manufacturing Campus in Virginia. The high-quality titanium powders produced at the Titanium Production Facility will be an important low-cost internal feedstock for the Advanced Manufacturing Center, where they will be utilized to manufacture a wide range of higher value titanium products such as semi-finished traditional mill products, near-net-shape forged titanium components and high-value titanium products using additive manufacturing.  Titan Project Development  Receipt of Key Permits for Titan Project Development  •  In August 2023, IperionX announced that the Titan Project had received all key permits for development and operations, had received positive feasibility study metallurgical test work results, and was advancing customer offtake and strategic financing partnerships.  Strategic offtake partners – multiple partners, advanced due diligence  •  Throughout the period, IperionX continued to receive significant interest in the Titan Project’s valuable titanium, rare earth and zircon critical minerals. A major Japanese conglomerate completed bulk sample test work at the Titan Project to advance potential sales offtake and development financing, with subsequent metallurgical test work taking place at an independent laboratory in Australia. A number of other Japanese parties have expressed interest in sales, marketing, and investment proposals focused on the offtake of titanium and rare earth minerals from the Titan Project.  27  Directors´ Report

 Directors´ Report continued  •  OPERATING AND FINANCIAL REVIEW continued  Highlights continued  Sustainability  Comparative Life Cycle Assessment (“LCA”) of Recycled Titanium  In June 2024, IperionX released a comparative LCA for the production of 100% recycled, low carbon titanium using its patented technologies compared to other spherical metal powders. The comparative LCA highlights that 100% recycled titanium spherical powder produced at IperionX’s Titanium Production Facility in Virginia has the potential for a life cycle carbon footprint that is over 90% lower than competing titanium spherical powders produced via plasma atomization and has an estimated 80% lower carbon footprint than a strength-equivalent amount of spherical aluminium alloy powder and an estimated 60% lower carbon footprint than a strength-equivalent amount of stainless steel 316L powder.  Corporate  •  •  In October 2023, IperionX received a Letter of Interest (LOI) from the Export-Import Bank (EXIM) of the United States for  US$11.5 million in equipment finance for development of IperionX’s Titanium Production Facility.  In November 2023, the U.S. Department of Defense (U.S. DoD) contracted to award IperionX US$12.7 million in funding awarded under the Defense Production Act (DPA) Title III authorities to address U.S. titanium supply chain vulnerabilities, to be applied towards the Titanium Production Facility.  In November 2023, IperionX completed a placement of 21 million new fully paid ordinary shares at an issue price of A$1.25 per share to institutional, sophisticated and professional investors to raise gross proceeds of A$26.3 million (approximately US$17.1 million). The placement was led by existing shareholders, Fidelity International, Inherent Group, B Riley Principal Investments, and one of the world’s largest asset managers, confirming their support for IperionX’s plans to re-shore U.S. titanium production, scale IperionX’s patented titanium technologies, advance the Titan Critical Mineral Project and for general corporate purposes.  In May 2024, IperionX announced a placement of 26.2 million new fully paid ordinary shares at an issue price of A$1.91 per share to raise gross proceeds of A$50.0 million (~US$33.4 million). Executive Chairman, Mr. Todd Hannigan, subscribed for 3.2 million shares and Non-Executive Director, Ms. Lorraine Martin, subscribed for 0.2 million shares.  During fiscal 2024, IperionX extended its purchase and license option agreements over the Technologies. The Technologies allow IperionX to offer the world’s only commercially available 100% fully circular, low-carbon titanium production process. The agreements underlying IperionX’s option over the Technologies give IperionX until December 31, 2024 to elect to purchase Blacksand’s licenses to the Technologies including HAMR, GSD, low carbon synthetic rutile, titanium alloying, zirconium metal and rare earth recycling.  •  •  •  Why Titanium?  Titanium is a strong, lightweight metal with important material properties for applications in consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing, hydrogen and automotive. A range of titanium alloys are recognized for high strength-to-weight ratio and excellent corrosion resistance that exceed many alloys of stainless steel and aluminium.  However, titanium’s high production and manufacturing cost has historically been a key factor in hindering its widespread application versus other structural metals such as stainless steel and aluminum.  Currently, primary titanium metal is largely produced by the Kroll Process, invented in the 1940s. The Kroll Process works  by reducing titanium from titanium tetrachloride with magnesium in a capital and energy-intensive batch process.  After primary titanium is produced with the Kroll Process, it must be melted, alloyed and remelted into ingots. The ingots are then processed in a series of manufacturing steps to produce mill products, including consecutive rolling steps, extruding and forging. Mill products can be machined into parts using subtractive methods where large portions of the titanium metal are machined away into scrap. Some mill products are drawn into wire and used in a gas atomization process to produce spherical titanium powders.  The United States depends on imported titanium to support its defense and critical infrastructure needs. In 2018, Russian and Chinese titanium sponge producers controlled 61% of the world’s titanium sponge production. By 2023, Russia and China’s control of global titanium sponge production had increased to approximately 75%.  IperionX plans to re-shore an end-to-end titanium supply chain to the United States by vertically integrating the Technologies and the Titan Project to make sustainable, lower cost high-performance titanium.  28

 Directors´ Report continued  IperionX’s HAMR furnace at the Titanium Production Facility  Our Production Facilities  Industrial Pilot Facility (IPF) – Utah  The IPF, located in Salt Lake City, Utah, has been producing titanium metal powder with the Technologies since 2019. IperionX has been producing angular and spherical titanium metal powders in ~50-kilogram batches at the IPF for customers and advanced prototyping. Scrap titanium metal is the key titanium feedstock, with renewable power utilized to produce  high-quality titanium powder.  Production at the IPF has demonstrated that the Technologies can reduce high oxygen content material to very low levels in titanium metal. This unique deoxygenation process allows IperionX to accept a wide range of titanium scrap material feedstocks to consistently produce high quality titanium powder.  29  Directors´ Report

30

Directors´ Report continued

OPERATING AND FINANCIAL REVIEW continued

Our Production Facilities continued

Titanium Manufacturing Campus – Virginia

IperionX's Titanium Manufacturing Campus in Virginia comprises the Titanium Production Facility (TPF) and the Advanced Manufacturing Center (AMC). Commissioning of the Titanium Production Facility is underway, which will produce high-quality and low-cost angular and spherical titanium powders. These titanium metal powders will be marketed to a wide range of customers for use in additive manufacturing and powder metallurgy. The high-quality titanium powders will also be an important low-cost internal feedstock for the Advanced Manufacturing Center, where they will be utilized to manufacture a wide range of higher value titanium products such as semi-finished traditional mill products, near-net-shape forged titanium components and high-value titanium products using additive manufacturing.

IperionX's simple, low waste, vertically integrated solution[1]


Current Industry
Feedstock
Chlorination
Reduction & Distillation
Vacuum Arc Remelting
Forging
Rolling
Machining
Products
Titanium Minerals
Titanium Sponge
(<95% yield)
Titanium Ingot
(<85% yield)
Titanium Mill Products
(~50-75% yield)
Titanium Products
(~5-15% yield)
IPERIONX
Feedstock
IPX HAMR Process
IPX HSPT Process
Machining
Products
Titanium Scrap and/or Minerals
Titanium Powder
(~85-95% yield)
Titanium Mill Products or Near Net shapes
(~85% yield)
Titanium Products
(~50-80% yield)

Notes:

1. Refer to ASX release dated 15 August 2024 for further information.

Titanium Production Facility – First Titanium Deoxygenation Production Run Complete

In August 2024, IperionX's HAMR furnace successfully completed the first titanium deoxygenation production run at the Titanium Production Facility. The successful titanium deoxygenation production cycle was a significant milestone in the development of HAMR technology that has the potential to revolutionize the titanium industry and demonstrates the commercial-scale capabilities of IperionX's breakthrough titanium deoxygenation technologies.

Produced entirely from 100% scrap titanium (Ti-6Al-4V alloy, Grade 5 titanium), quality assessments confirmed a large reduction in oxygen levels from 3.42% to below 0.07%, far exceeding the ASTM standard requirement of 0.2% for Grade 5 titanium.

During fiscal 2024, the U.S. DoD contracted to award the Group US$12.7 million in funding under the DPA Title III authorities to address U.S. titanium supply chain vulnerabilities. This funding is being applied towards the Group's Titanium Production Facility. Title to all assets purchased by the Group with funds from the U.S. government vest with the U.S. government during the term of the technology investment agreement. At the end of the agreement, title may be transferred back to the Group subject to certain conditions.

Directors' Report

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Directors´ Report continued

Advanced Manufacturing Center – High-performance Titanium Product Manufacturing

IperionX plans to leverage its patented HAMR and HSPT technologies with powder metallurgy to manufacture high-performance forged titanium products at its Advanced Manufacturing Center, also located at the Titanium Manufacturing Campus in Virginia.

The use of powder metallurgy has historically been limited in the titanium industry for two key reasons:

1. Titanium powder manufactured from high-cost titanium billets generates high yield losses for on-spec (low oxygen) titanium metal angular powders. This results in high-cost angular titanium powders, limiting their application for traditional powder metallurgy production processes.
2. Standard argon-vacuum sintering processes used to consolidate titanium powder can produce inferior microstructure, strength and fatigue properties compared to traditional forged titanium products.

IperionX's patented HAMR titanium production technology can produce low-cost and high-quality titanium metal angular powders. Importantly, the proprietary HSPT 'forging' technology yields a wrought-like ultrafine grain microstructure to produce titanium products with superior fatigue properties versus traditional titanium powder metallurgy methods.

Re-shoring U.S. Critical Mineral Production with the Titan Critical Mineral Project

IperionX plans to initially use 100% recycled titanium metal scrap as feedstock for the titanium powder and products produced at the Titanium Manufacturing Campus. However, with high levels of forecast demand growth, IperionX intends to backwards integrate using upgraded titanium mineral feedstock from the Titan Project in Tennessee.

The Titan Project has the potential to be a long-term, low-cost and globally significant producer of titanium, rare earth and zircon critical minerals. These critical minerals are required for advanced U.S. industries, including consumer electronics, aerospace, defense, medical, additive manufacturing, hydrogen and automotive.

Future development of the Titan Project could provide a long-term source for low-cost upgraded titanium feedstocks that, combined with the Technologies, could help establish a fully integrated U.S. titanium supply chain. Vertical integration of the Technologies along with a U.S. supply of critical minerals, including titanium, offers potential long-term competitive and strategic advantages.

The Titan Project's Mineral Resources, reported in accordance with the 2012 Edition of the JORC Code, are as follows:

Titan Project Mineral Resources at June 30, 2024					THM Assemblage				
Mineral Resource Category	Cut off Grade (THM %)	Material Tonnes (Mt)	THM Grade (%)	THM Tonnes (Mt)	Zircon (%)	Rutile (%)	Ilmenite (%)	REE (%)	Staurolite (%)
Indicated	0.4	241	2.2	5.3	11.3	9.3	39.7	2.1	15.6
Inferred	0.4	190	2.2	4.2	11.7	9.7	41.2	2.2	13.7
Total	**0.4**	**431**	**2.2**	**9.5**	**11.5**	**9.5**	**40.3**	**2.1**	**14.8**

Environmental Regulation and Performance

IperionX's operations are subject to various environmental laws and regulations under the relevant government's legislation. Full compliance with these laws and regulations is regarded as a minimum standard for all operations to achieve. Instances of environmental non-compliance by an operation are identified either by external compliance audits or inspections by relevant government authorities. There have been no known breaches by the Group during the financial year.

 Directors´ Report continued  •  •  •  complete the commissioning of our first commercial scale titanium production facility in Virginia;  continue to scale-up and commercialize the Technologies to produce titanium metal and metal powders for key markets, including consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing, hydrogen and automotive;  complete techno-economic evaluations, including working with current and potential customers to provide titanium metal powder samples and prototype titanium components produced with our titanium metal powder using the Technologies;  OPERATING AND FINANCIAL REVIEW continued  Results of Operations  The Group’s net loss after tax for the financial year ended June 30, 2024 was US$21.8 million (2023: US$17.4 million). This loss  is largely attributable to:  research and development costs of US$8.7 million (2023: US$5.6 million) which is attributable to the Group’s accounting policy of expensing research and development, or R&D, expenses incurred by the Group in connection with the R&D of the Group’s titanium processing technologies, including salaries and related personnel expenses, subcontractor expenses, patent registration expenses, materials, and other related R&D expenses associated with processing operations at our IPF in Utah and Titanium Manufacturing Campus in Virginia;  exploration and evaluation expense of US$2.0 million (2023: US$2.8 million) which is attributable to the Group’s accounting policy of expensing exploration and evaluation expenditure (other than expenditures incurred in the acquisition of the rights to explore, including option payments to landowners) incurred by the Group in the period subsequent to the acquisition of the rights to explore and up to the successful completion of definitive feasibility studies for each separate area of interest; and  non-cash share-based payment expense of US$3.8 million (2023: US$2.6 million) which is attributable to expensing the value of unlisted options and performance rights granted to key employees, consultants and advisors, as required under AASB 2 Share-based Payment. The value is measured at grant date and recognized over the vesting period of the incentive securities.  Loss Per Share  The basic and diluted loss per share for the year ended June 30, 2024, was US$0.10 per share (2023: US$0.11 per share).  Dividends  No dividends were paid or declared since the start of the financial year (2023: nil). No recommendation for payment of dividends has been made.  Financial Position  At June 30, 2024, the Group had cash reserves of US$33.2 million (2023: US$11.9 million) and net assets of US$51.3 million  (2023: US$20.6 million).  The ongoing operation of the Group remains dependent upon the Group raising additional funding through equity, debt or other means. The financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business. However, there is a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business. Refer to Note 1(a) for further details.  Business Strategies and Prospects for Future Financial Years  The objective of the Group is to create long-term shareholder value by combining its patented titanium technologies to build and scale a low-cost titanium supply chain business in the U.S. and, in time, globally.  To date, the Group has completed industrial pilot scale production of titanium metal using 100% recycled titanium feedstocks  in Utah and the recent successful commissioning run of our HAMR furnace demonstrated commercial-scale capabilities. However, we have not yet fully commissioned all the equipment at the Titanium Production Facility in Virginia. Further, the Group has not yet begun commercial production of titanium minerals, nor have we reported any Ore Reserves.  To achieve its objective, the Group currently has the following business strategies and prospects over the medium to long term:  32

 Directors´ Report continued  •  •  •  •  •  continue to investigate alternative applications of the Technologies to additional value-added metal closed-loop production capabilities, including zircon and synthetic rutile, and the potential production of rare earth elements;  continue discussions with current and potential customers and strategic partners for future production and sale of titanium metal products, titanium minerals and other critical minerals, including, but not limited to, rare earth elements;  continue to expand IperionX’s critical mineral land position in the United States, explore for additional critical minerals and secure final permit and zoning approvals;  complete a Pre-Feasibility and/or Feasibility Study on the Titan Project to assess the economic potential of the Project and define an initial Ore Reserve; and  vertically integrate the Technologies with titanium material feedstocks from the Titan Project to develop an end-to-end U.S.-based titanium and critical mineral supply chain.  These activities are inherently risky and the Board is unable to provide certainty of the expected results of these activities,  or that any or all of these likely developments will be achieved. The material business risks faced by the Group that could have an effect on the Group’s future prospects, and how the Group manages these risks, include:  •  Technology commercialization risk – The commercialization of new technologies involves a high degree of risk. Our metal technologies have been proven at the pilot-scale level and the recent successful commissioning run of our HAMR furnace demonstrated commercial-scale capabilities. However, we have not yet fully commissioned all the equipment at the Titanium Production Facility in Virginia. Failure to do so may result in material adverse impacts to, or failure to achieve, our growth projections. Further, we do not currently own the metal technologies, which we currently have access to through an exclusive licensing agreement with Blacksand. Separately, the Company and Blacksand have entered into an option agreement whereby the Company has an exclusive option to purchase certain assets (including all intellectual property rights) of Blacksand.  If we fail to comply with the terms of these agreements, or are unable to pay the exercise price of the Blacksand option, or otherwise decide not to exercise the option pursuant to the Blacksand option, we may lose access to the technologies, which would adversely affect our business, prospects, financial condition and operating results;  Mineral development risk – The exploration for, and development of, mineral deposits involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. To mitigate this risk, the Company will undertake systematic and staged exploration and testing programs on its mineral properties and, subject to the results  of these exploration programs, the Company will then progressively undertake a number of technical and economic studies with respect to its projects prior to making a decision to mine. However there can be no guarantee that the studies will confirm the technical and economic viability of the Company’s mineral properties or that the properties will be successfully brought into production;  Capital and funding risk – The ongoing development of the Company’s titanium facilities and any future development of  the Company’s mineral properties will require substantial additional financing. Failure to obtain sufficient additional financing may result in delay or postponement of further development of the Company’s titanium facilities and/or mineral properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company;  Commodity price risk – The price of titanium metal and other critical minerals, including titanium feedstocks, rare earth elements, silica sand and zircon fluctuate widely and are affected by numerous factors beyond the control of the Group. Future production from the Group’s titanium metal facilities or mineral properties will be affected by commodity prices being adequate to make these facilities or properties economic. The Group currently does not engage in any hedging or derivative transactions to manage commodity price risk. As the Group’s operations change, this policy will be reviewed periodically going forward; and  Competition risk – The Group competes with other domestic and international companies in the titanium technology and critical minerals industries, some of whom have larger financial and operating resources. Increased competition could lead to higher supply or lower overall pricing. There can be no assurance that the Company will not be materially affected by increased competition. In addition, while the Group is continuing to secure additional surface and mineral rights, there  can be no guarantee that the Group will succeed in these efforts, which could affect the results of the Group’s operations.  •  •  •  •  33  Directors´ Report

 Directors´ Report continued  SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS  On May 22, 2024, the Company completed the first tranche of a placement of 26.2 million new fully paid ordinary shares at an issue price of A$1.91 per share to raise gross proceeds of A$50.0 million (US$33.4 million) before costs. The first tranche consisted of 22.5 million shares to institutional, sophisticated and professional investors;  On January 30, 2024, the Company issued 3.0 million new fully paid ordinary shares to nominees of Blacksand in lieu of future cash option payments totalling US$2.0 million owed to Blacksand under the option agreement between the Company and Blacksand;  On November 6, 2023, the Company completed a placement of 21.0 million new fully paid ordinary shares at an issue price of A$1.25 per share to institutional, sophisticated and professional investors to raise gross proceeds of A$26.3 million (US$17.1 million); and  On November 1, 2023, the Company announced that it had been awarded US$12.7 million in funding from the DoD under  the DPA Title III authorities to address U.S. titanium supply chain vulnerabilities.  Other than the above, there were no significant changes in the state of affairs of the Group during the year ended June 30, 2024,  not otherwise disclosed.  SIGNIFICANT EVENTS AFTER THE BALANCE DATE  On September 23, 2024, the Company announced that it had executed a sourcing contract (Contract) for the supply of manufactured metal components for Ford Motor Company (Ford). The term of the Contract runs for 45 months commencing in 2025, with the Company contracted to supply titanium metal powder and manufacture components.  Total revenues from the contract are expected to be approximately US$11 million. Actual revenues and Contract timing are subject to Ford’s annual volume estimates and final delivery schedule, which may change, as well as potential changes to component designs prior to the commencement of production, which are subject to a final engineering design; and  On July 7, 2024, the Company completed the second and final tranche of a placement of 26.2 million new fully paid ordinary shares at an issue price of A$1.91 per share to raise gross proceeds of A$50.0 million (US$33.4 million) before costs. The second tranche consisted of 0.4 million shares to institutional, sophisticated and professional investors and  3.3 million shares to Directors of the Company following shareholder approval.  Other than the above, as at the date of this report there are no matters or circumstances that have arisen since June 30, 2024  that have significantly affected or may significantly affect:  •  •  •  the operations, in financial years subsequent to June 30, 2024, of the Group;  the results of those operations, in financial years subsequent to June 30, 2024, of the Group; or the state of affairs, in financial years subsequent to June 30, 2024, of the Group.  INDEMNIFICATION AND INSURANCE OF OFFICERS AND AUDITORS  The Constitution of the Company requires the Company, to the extent permitted by law, to indemnify any person who is  or has been a director or officer of the Company or Group for any liability caused by such a director or officer and any legal costs incurred by a director or officer in defending an action for any liability caused by such a director or officer.  During or since the end of the financial year, no amounts have been paid by the Company or Group in relation to the above indemnities. During the financial year, an insurance premium of US$229,238 was paid by the Group to insure against a liability incurred by a person who is or has been a director or officer of the Company or Group.  The Company has agreed to indemnify its auditors, PricewaterhouseCoopers, to the extent permitted by law, against any claim by a third party arising from the Company’s breach of their agreement. The indemnity stipulates that the Company will meet the full amount of any such liabilities including a reasonable amount of legal costs.  34

Directors' Report

35

Directors' Report continued

DIRECTORS' INTERESTS

As at the date of this report, the Directors' interests in the securities of the Company are as follows:

	Ordinary Shares[1]	Vendor Performance Shares[2]	Vendor Options[3]	Unlisted Options[4]	Performance Rights[5]	Restricted Stock Units[6]
Todd Hannigan	20,738,347	2,520,000	560,000	–	3,500,000	478,000
Anastasios Arima	6,461,446	4,500,000	1,625,000	–	4,000,000	956,000
Lorraine Martin	627,354	–	–	306,093	–	238,675
Vaughn Taylor	562,194	–	–	106,093	300,000	172,009
Melissa Waller	168,699	–	–	306,093	–	238,675
Beverly Wyse	168,699	–	–	306,093	–	238,675

Notes:

1. 'Ordinary Shares' means fully paid ordinary shares in the capital of the Company.
2. 'Vendor Performance Shares' means an unlisted performance share that converts to one Ordinary Share in the capital of the Company upon the satisfaction of the relevant performance condition. These were issued to the original vendors of Hyperion Metals (Australia) Pty Ltd ("HMAPL") as consideration for the Company's acquisition of HMAPL in fiscal 2021.
3. 'Vendor Options' means an unlisted option to subscribe for one Ordinary Share in the capital of the Company. These were issued to the original vendors of HMAPL as consideration for the Company's acquisition of HMAPL in fiscal 2021.
4. 'Unlisted Options' means an unlisted option to subscribe for one Ordinary Share in the capital of the Company.
5. 'Performance Rights' means an unlisted performance right that converts to one Ordinary Share in the capital of the Company upon the satisfaction of the relevant performance condition.
6. 'Restricted Stock Units' means an unlisted restricted stock unit that converts to one Ordinary Share in the capital of the Company upon the satisfaction of the relevant service vesting condition.

CONVERTIBLE SECURITIES

At the date of this report the following convertible securities have been issued over unissued Ordinary Shares of the Company:

- 19,800,000 vendor Class A performance shares that vest upon achieving the Pre-Feasibility Study Milestone on or before September 17, 2024, expiring December 1, 2024. These were issued to the original vendors of HMAPL as consideration for the Company's acquisition of HMAPL in fiscal 2021;
- 19,800,000 vendor Class B performance shares that vest upon achieving the First Production Milestone on or before September 17, 2025, expiring December 1, 2025. These were issued to the original vendors of HMAPL as consideration for the Company's acquisition of HMAPL in fiscal 2021;
- 4,000,000 vendor Class A performance options exercisable at A$0.20 each that vest upon achieving the Pre-Feasibility Study Milestone on or before September 17, 2024, expiring December 1, 2025. These were issued to the original vendors of HMAPL as consideration for the Company's acquisition of HMAPL in fiscal 2021;
- 4,000,000 vendor Class B performance options exercisable at A$0.20 each that vest upon achieving the First Production Milestone on or before September 17, 2024, expiring December 1, 2025. These were issued to the original vendors of HMAPL as consideration for the Company's acquisition of HMAPL in fiscal 2021;
- 2,700,000 vendor options exercisable at A$0.20 each on or before December 1, 2025. These were issued to the original vendors of HMAPL as consideration for the Company's acquisition of HMAPL in fiscal 2021;
- 424,372 director options exercisable at A$0.87 each on or before December 5, 2026;
- 600,000 director options exercisable at A$1.33 each on or before September 9, 2025;
- 888,034 director restricted stock units ("RSUs") that vest upon achieving various service-based conditions (199,998 expiring September 9, 2025, 282,912 expiring December 5, 2026, and 405,124 expiring December 5, 2027);

 Directors´ Report continued  •  •  •  3,489,000 employee RSUs that vest upon achieving various service-based conditions, expiring December 31, 2027;  1,300,000 employee performance rights that vested upon achieving a 30-day VWAP of A$2.00 per share, expiring April 23, 2026;  7,811,667 employee performance rights that vest upon achieving a 30-day VWAP of A$3.00 per share (25,000 expiring December 22, 2025, 150,000 expiring March 1, 2026, 7,536,667 expiring April 23, 2026, and  100,000 expiring December 22, 2026);  16,476,668 employee performance rights that vest upon achieving a 30-day VWAP of A$4.00 per share (1,000,000 expiring April 6, 2025, 50,000 expiring December 22, 2025, 150,000 expiring March 1, 2026, 11,771,668  expiring April 23, 2026, 175,000 expiring December 22, 2026 and 3,330,000 expiring December 21, 2028); and  1,881,000 employee performance rights that vest upon achieving various (non-market based) performance conditions (25,000 expiring December 22, 2024, 1,000,000 expiring April 6, 2025, 271,000 expiring December 22, 2025, 55,000  expiring December 31, 2025, 200,000 expiring April 23, 2026, 275,000 expiring December 22, 2026, and 55,000 expiring  December 31, 2026).  •  •  During the year ended June 30, 2024 and up to the date of this report, 16,776,126 ordinary shares have been issued as a result  of the exercise of Unlisted Options, Restricted Stock Units, and Performance Rights.  CONVERTIBLE SECURITIES continued  36

 Directors´ Report continued  LETTER FROM CHAIR OF THE REMUNERATION AND NOMINATION COMMITTEE  Dear Shareholders,  On behalf of the Board of Directors of the Company, I am pleased to present the Company’s Remuneration Report for the  financial year ended June 30, 2024.  IperionX is a U.S.-based titanium metal technology business with a highly valuable and award-winning patent portfolio. Importantly, while dual-listed on the ASX (primary) and Nasdaq (secondary), most Company executives and employees, together with all key assets, are based in the United States.  Over the last two fiscal years, IperionX has undertaken significant efforts to align its remuneration structure with stakeholder expectations and market standards. This involved engagement with institutional shareholders to refine our executive compensation framework, as well as the appointment of Compensation Advisory Partners (“CAP”), a U.S.-based remuneration consulting firm, to undertake a comprehensive assessment of company executive remuneration.  The review of the remuneration framework included benchmarking against similar companies in the U.S. given our need to compete for talent and resources as a U.S. business, a technology and innovation company, and far more than an ASX  resources company. IperionX operates within an extremely competitive U.S. market, with significant competition for top talent from industries including technology and venture capital, and with U.S. investment into manufacturing surging to record levels the competition for human resources only gaining steam. Further, the framework is designed with a focus on attracting and retaining high performing U.S. talent with the potential to assist in our strategy to disrupt the titanium industry with our patented technologies and to deliver long-term shareholder returns.  The result of this review led to a defined and phased implementation of the revised remuneration framework that covers market-based salary remuneration, short-term incentives and long-term incentives. Implementation of this new remuneration framework is progressive over fiscal 2023 to fiscal 2025 and will continue to be refined as the Company expands beyond fiscal 2025. It is important to note, that while we commenced implementing changes during fiscal 2023 and fiscal 2024, it does take time for legacy remuneration structures to roll-off, in particular, a re-set of the remuneration mix between base salaries, short term incentives (“STI’s”) and long term incentives (“LTI’s”).  Company Performance and Fiscal 2024 Remuneration Outcomes  The following Remuneration Report for fiscal 2024 sets out the remuneration framework for the Company’s executive Key Management Personnel (KMP) and Non-Executive Directors (NEDs). For fiscal 2024, the remuneration framework was heavily weighted towards rewarding executive KMP for progressing the commercialization of our assets and balance sheet strength and focussing on delivery of key scale-up targets, along with providing equity incentives to align executive KMP with shareholder interests and retain critical talent.  The Board of Directors of the Company has overall accountability for the oversight of the Company’s remuneration approach for executive KMP and NEDs, having regard to the recommendations made by the Remuneration and Nomination Committee.  The Remuneration and Nomination Committee is pleased to report that throughout fiscal 2024 the Company achieved the following key milestones:  •  •  Total Shareholder Return – 83% over the period, with the ASX share price increasing from A$1.115 to $2.04 per share;  Operational – the delivery of key scale-up targets including (i) significant progress in the development of the Titanium Manufacturing Campus in Virginia, (ii) the receipt of key permits for the Titan Project, (iii) further strengthening of the technology patent portfolio, and (iv) the execution of a number of potential customer agreements;  Corporate and financial – the award of US$12.7 million in funding under the U.S. DPA Title III program and successfully raising over US$45.0 million in equity capital raisings;  Safety – no lost time injuries during the period;  People – the continued recruitment of top-tier talent, including the key appointment of Marcela Castro as CFO; and  Sustainability – the release of the comparative Life Cycle Assessment (LCA) in June 2024 for the production of 100%  recycled, low-carbon titanium using its patented technologies compared to other spherical metal powders.  •  •  •  •  During fiscal 2024, short-term and long-term incentives were awarded to executive KMP and restricted stock units were awarded to NED’s.  We thank you for your support thus far and look forward to a successful year of engagement and results for the Company and all Shareholders.  Vaughn Taylor  Chair, Remuneration and Nomination Committee  37  Directors´ Report

 Directors´ Report continued  REMUNERATION REPORT  This Remuneration Report, which forms part of the Directors’ Report, sets out information about the remuneration of Key Management Personnel (KMP) of the Group. The Remuneration Report has been audited as required by section 308 (3C) of the Corporations Act 2001.  Details of Key Management Personnel  The KMP of the Group during or since the end of the financial year were as follows:  Directors  Mr. Todd W. Hannigan Mr. Anastasios Arima Ms. Lorraine M. Martin Mr. Vaughn Taylor  Ms. Melissa G. Waller Ms. Beverly M. Wyse  Executive Chairman  Chief Executive Officer and Managing Director Independent Non-Executive Director Independent Non-Executive Director Independent Non-Executive Director Independent Non-Executive Director  Other KMP  Mr. Toby E. Symonds Mr. W. Scott Sparks Mr. Dominic P. Allen Ms. Jeanne McMullin Ms. Marcela Castro  President and Chief Strategy Officer (CSO) Chief Operating Officer (COO)  Chief Commercial Officer (CCO) Chief Legal Officer (CLO)  Chief Financial Officer (CFO) (appointed September 12, 2023, and Chief Financial Officer effective December 21, 2023)  Company Secretary (resigned as Chief Financial Officer effective December 21, 2023)  Mr. Gregory D. Swan  Unless otherwise disclosed, the KMP held their position from July 1, 2023, until the date of this report.  Executive Remuneration Snapshot  Overview of Fiscal 2024 Executive Remuneration Framework  Executive remuneration arrangements for fiscal 2024 have been designed to:  •  •  •  Align the interests of executive KMP with shareholders and the long-term success and growth of the Company; Foster a strong sense of commitment and dedication amongst our executive KMP; and  Be aligned with the progression of the commercialization of our assets, achieving key scale-up targets and balance sheet strength.  38

 Directors´ Report continued  Remuneration Mix  Executive remuneration includes fixed remuneration and performance-based remuneration (short-term incentives and long-term incentives). The remuneration framework for fiscal 2024 comprised the following elements:  Fixed Remuneration  Short-Term Incentive (STI)  Long-Term Incentive (LTI)  Purpose  To attract, retain and motivate executive talent and reward for day-to-day activities  To reward performance against annual corporate objectives  To align executives’ interests with those of the Company’s shareholders and enhance the ability to retain key talent  Delivery mechanism  Cash  Cash  Equity in the form of Performance Rights, Unlisted Options, and Restricted Stock Units  Performance criteria  None  Key performance indicators set by the Board  Various “out-of-the-money” share price hurdles  for Performance Rights and various service periods for Performance Rights and RSUs  Opportunity (% of fixed remuneration)  Not applicable  50% to 60%  Varies for each KMP  Timeframe before reward is realized  Immediate  1 year  Subject to the achievement of performance and service conditions, over a period  up to four years  To attract and retain executive talent with the skills and experience to deliver the Company’s strategy additional forms of remuneration including sign-on incentives, and other one-off incentives may be provided to executive KMP at the Board’s discretion.  Fiscal 2024 Company Performance Overview  Fiscal 2024 Operational Performance Highlights  The below provides a summary of the Company’s key performance measures during fiscal 2024. The Board is committed to ensuring Executive remuneration outcomes are aligned with Company performance.  •  •  •  •  83% total shareholder return (TSR) over fiscal 2024, with ASX share price increasing from A$1.12 to A$2.04 per share.  Maintained excellent safety record with no lost time injuries reported in fiscal 2024.  Made significant progress in the development of the Titanium Manufacturing Campus in Virginia and received key permits for the Titan Project in Tennessee.  The award of US$12.7 million in funding under the U.S. DPA Title III program and successfully raising over US$45 million  in equity capital raisings.  39  Directors´ Report

40

Directors´ Report continued

REMUNERATION REPORT continued

Fiscal 2024 Company Performance Overview continued

Fiscal 2024 Market Performance Highlights

The table below outlines the Company's market performance since July 20, 2020.

	Fiscal 2024	Fiscal 2023	Fiscal 2022	July 20, 2020 to June 30, 2021
Dividends paid ($US)	–	–	–	–
Share price at end of period (A$) (ASX:IPX)	A$2.04	A$1.115	A$0.82	A$0.96
1-year total shareholder return (%) (ASX:IPX)	83%	36%	(15%)	269%[1]
3-year total shareholder return (%) (ASX:IPX)	113%	329%	Not applicable	Not applicable
Market capitalization at end of period ($A) (ASX:IPX)	A$525 million	A$216 million	A$115 million	A$101 million

Notes:

1. Calculated using a starting share price of $0.26, being the closing share price of the Company on ASX on December 1, 2020, which was the date of completion of the reverse acquisition of the Company by HMAPL.


900 %
800 %
700 %
600 %
500 %
400 %
300 %
200 %
100 %
0 %
Dec-2020
Jun-2021
Dec-2021
Jun-2022
Dec-2022
Jun-2023
Dec-2023
Jun-2024
IPX, +685%
S&P 500, +49%
ASX 300, +17%

Remuneration Framework

Overview

IperionX is a U.S.-based titanium metal technology business with a highly valuable and award-winning patent portfolio of titanium technologies. Importantly, while dual listed on the ASX (primary) and Nasdaq (secondary), most Company executives and employees, and all key assets, are based in the United States.

The Group's remuneration framework for its KMP has been developed by the Remuneration and Nomination Committee and the Board, taking into account the size of the Group, the size of the management team for the Group, the nature and stage of development of the Group's current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors.

 Directors´ Report continued  The objective of the Group’s remuneration structure reward framework is to ensure that reward for performance is competitive and appropriate for the results delivered. The remuneration framework provides a mix of fixed and variable remuneration, which incorporates a blend of short-term and long-term incentives. There is a deliberate emphasis on lower fixed base and higher variable results-based remuneration to ensure that management focus is aligned with that of shareholders. This has been achieved by ensuring that a significant proportion of executive’s remuneration is ‘at risk’. Long-term incentives are based on Company milestones linked to long-term value drivers.  Remuneration Benchmarking Review  Over the last two fiscal years, the Company’s Nomination and Remuneration Committee engaged independent remuneration consultants, CAP, to ensure that the remuneration structure, policy and strategy for the Company’s executive team and employees were:  •  •  based on a U.S. market standard framework; and aligned with shareholder expectations.  The review of the remuneration framework included benchmarking against similar companies in the U.S. given our need to compete for talent and resources as a U.S. business, a technology and innovation company, and far more than an ASX  resources company. Further, the framework is designed with a focus on attracting and retaining high performing U.S. talent with the potential to assist in our strategy to disrupt the titanium industry with our patented technologies and to deliver attractive long-term shareholder returns.  The result of this review led to a defined and phased implementation of the revised remuneration framework, that covers market-based salary remuneration, short-term incentives and long-term incentives. Implementation of this new remuneration framework is progressive over fiscal 2023 to fiscal 2025 and will continue to be refined as the Company expands beyond fiscal 2025. It is important to note, that while we started to implement change during fiscal 2023 and fiscal 2024, it does take time for existing remuneration structures to roll-off, in particular a re-set of the remuneration mix between base salaries, STI’s and LTI’s.  CAP benchmarked fixed, variable and total remuneration against appropriate U.S.-based market comparator groups. The CAP benchmarking analysis revealed that the Company’s executive compensation was positioned at the 25th percentile, prompting a phased adjustment to fixed, variable and total remuneration over fiscal 2024 to lift this to the 50th percentile. This phased adjustment aims to balance compensation cash expense, mitigate executive retention risks in a competitive U.S. market and align equity-linked remuneration with long-term performance.  During fiscal 2024 the following enhancements were made to the Remuneration Framework for KMP’s:  •  •  •  Fixed remuneration – Adjustment to the fixed remuneration of the Company’s executive KMP, to lift fixed remuneration  from the 25th percentile to the 50th percentile against the benchmarked peer comparator groups;  Short-term incentive (STI) – The establishment of a detailed STI framework that is designed to reward short-term and measurable achievements, with targets set annually by the Nomination and Remuneration Committee; and  Long-term incentive (LTI) – The introduction of service-based RSUs that vest over a three-year period, that enhances the Company’s ability to attract and retain high-calibre executives. These service-based incentives were thoughtfully added in the Remuneration Framework to balance the existing performance rights on issue which are tied to share price hurdles that are significantly “out of the money”. Following this issuance and as existing performance rights vest, it is likely that future LTI awards will contain a mix of performance and service based vesting conditions.  A key focus of the Nomination and Remuneration Committee during fiscal 2025 will be further enhancing the executive remuneration framework and updating benchmarking against a group of companies of comparable size and complexity to IperionX to ensure the market competitiveness of IperionX’s remuneration arrangements. Over time and subject to progression of the Company towards revenue generation and profitability, to ensure the Company continues to attract and retain top-tier global talent, it is the intention to adjust Executive KMP to the 60th to 75th percentile compared to peer comparator groups  on a fixed, variable and total remuneration basis.  Executive Remuneration  The Group’s executive remuneration policy is to provide a fixed remuneration component and a performance-based component (short-term incentive and long-term incentive). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives’ objectives with shareholder and business objectives.  In a significant year for IperionX, executive KMP demonstrated strong performance, and their remuneration outcomes reflect their performance and significant contributions in fiscal 2024.  41  Directors´ Report

42

Directors´ Report continued

REMUNERATION REPORT continued

Executive Remuneration continued

Fixed Remuneration

Fixed remuneration consists of base salaries, as well as employer 401(k) contributions or contributions to superannuation funds and other non-cash benefits. Non-cash benefits may include provision of motor vehicles, rental allowance, health care benefits, health insurance, and life insurance.

Fixed remuneration is reviewed annually by the Board. The process consists of a review of company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices.

As outlined above, as part of the implementation of the Remuneration Benchmarking Review, during the fiscal year, the fixed remuneration of Executive KMP was increased from the 25th percentile to the 50th percentile against the benchmarked peer comparator groups.

Executive KMP	Previous (US$)	Current (US$)	Increase (US$)	Increase (%)
Todd Hannigan (Executive Chairman)	$210,000	$250,000	$40,000	19%
Anastasios Arima (CEO)	$300,000	$400,000	$100,000	33%
Toby Symonds (President)	$290,000	$380,000	$90,000	31%
W. Scott Sparks (COO)	$165,000	$250,000	$85,000	52%
Dominic Allen (CCO)	$165,000	$250,000	$85,000	52%
Jeanne McMullin (CLO)	$200,000	$250,000	$50,000	25%
Marcela Castro (CFO)[1]	N/A	$250,000	N/A	N/A

Notes:

1. Ms. Castro was appointed Chief Accounting Officer effective September 12, 2023, and Chief Financial Officer effective December 21, 2023.

Performance Based Remuneration – Short-Term Incentive

Some executive KMP are entitled to an annual cash bonus upon achieving various key performance indicators (KPI's), as set by the Board. Having regard to the current size, nature and opportunities of the Group, the Board has determined that these KPI's will include measures related to successful completion of activities as outlined in the below table. Prior to the end of each financial year, the Board assesses performance against these criteria.

The following table sets out the key criteria which were set by the Board and used to determine executive STI outcomes for fiscal 2024.

Feature	Description
Eligibility	Limited to select employees, as determined by the Board.
Opportunity	The target opportunity as a percentage of fixed remuneration is set out below:

Executive KMP	Target STI (% of FR)
Todd Hannigan (Executive Chairman)	50%
Anastasios Arima (CEO)	60%
Toby Symonds (President)	60%
W. Scott Sparks (COO)	50%
Dominic Allen (CCO)	50%
Jeanne McMullin (CLO)	50%
Marcela Castro (CFO)	50%

Directors' Report
43

Directors' Report continued

<table>
<tr><th>Feature</th><th>Description</th></tr>
<tr><td>Performance Measures</td><td>Performance for fiscal 2024 was assessed against the following performance measures as determined by the Company's Board of Directors:
<table>
<tr><th>Measure</th><th>Measure</th><th>Weighting</th></tr>
<tr><td>Operational</td><td>Focus on delivery of key scale-up targets</td><td>35%</td></tr>
<tr><td>Corporate and financial</td><td>Working towards commercialization of our assets and balance sheet strength</td><td>30%</td></tr>
<tr><td>Safety</td><td>Managing the health and safety matters as a critical business activity</td><td>15%</td></tr>
<tr><td>People</td><td>Recruit a successful Titanium Manufacturing Campus team and strengthen corporate team</td><td>10%</td></tr>
<tr><td>Environmental and sustainability</td><td>Managing environmental compliance and promoting sustainable development</td><td>10%</td></tr>
</table></td></tr>
<tr><td>Performance Assessment</td><td>The STI awards were determined following assessment of Company and individual performance against performance measures considered relevant by the Non-Executive Directors. The Non-Executive Directors considered a range of quantitative and qualitative factors when determining STI outcomes and applied their informed judgement to adjust STI outcomes to ensure they were fair, appropriate and aligned to IperionX's overall performance and shareholder outcomes. The Non-Executive Directors also considered how performance outcomes were achieved in line with IperionX's values.</td></tr>
<tr><td>Payment</td><td>The STI awards were paid in cash after the completion of reviews at December 31, 2023.</td></tr>
</table>

The following table outlines the fiscal 2024 performance against the above short-term incentive criteria:

Measure	Measure	Weighting	Achievement
Operational	Focus on delivery of key scale-up targets	35%	• Significantly progressed the construction of the Titanium Manufacturing Campus • Secured Titan Project mining permit approvals • Strengthened technology patent portfolio
Corporate and financial	Working towards commercialization of our assets and balance sheet strength	30%	• Execution of a number of customer agreements • The award of US$12.7 million in funding under the U.S. DPA Title III program • Successfully raising over US$45.0 million in equity capital raisings.
Safety	Managing the health and safety matters as a critical business activity	15%	• No lost time injuries reported in fiscal 2024
People	Recruit a successful Titanium Manufacturing Campus team and strengthen corporate team	10%	• Recruitment of Marcela Castro as CFO • Recruitment of high performance Titanium Manufacturing Campus team
Environmental and sustainability	Managing environmental compliance and promoting sustainable development	10%	• Delivery of peer reviewed LCA • No environmental violation events

44

Directors´ Report continued

REMUNERATION REPORT continued

Executive Remuneration continued

Based on these performance outcomes, the table below outlines the STI awarded to executive KMP with respect to performance in fiscal 2024. During fiscal 2024, cash bonuses of US$734,560 (2023: US$522,000) were paid to executive KMP.

Executive KMP	Target STI (% of FR)	Target STI (US$)	STI Awarded for 2024 (US$)	% of Target STI Awarded
Todd Hannigan (Executive Chairman)	50%	$105,000	$0	0%
Anastasios Arima (CEO)	60%	$180,000	$180,000	100%
Toby Symonds (President and CSO)	60%	$174,000	$174,000	100%
W. Scott Sparks (COO)	50%	$82,500	$82,500	100%
Dominic Allen (CCO)	50%	$82,500	$82,500	100%
Jeanne McMullin (CLO)	50%	$100,000	$100,000	100%
Marcela Castro (CFO)[1]	50%	$37,700	$50,000	133%
Gregory Swan (Company Secretary)[2]	Discretionary	Not applicable	$65,560	Not applicable

Notes:

1. Ms. Castro was appointed Chief Accounting Officer effective September 12, 2023, and Chief Financial Officer effective December 21, 2023.
2. Mr. Swan ceased to be Chief Financial Officer and KMP effective December 21, 2023.

Performance Based Remuneration – Long-Term Incentive

The Group has a long-term incentive plan (LTIP) to reward executive KMP and other key employees and contractors for long-term performance. The Plan provides for the issuance of unquoted performance rights (Performance Rights), unquoted restricted stock units (RSU's), and unquoted incentive options (Unlisted Options) to eligible employees and contractors as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Group.

To achieve its corporate objectives, the Group needs to attract, incentivize, and retain its executive KMP and other key employees and contractors. The Board believes that grants made to eligible participants under the Plan will provide a useful tool to underpin the Group's employment and engagement strategy, and enables the Group to:

- recruit, incentivize and retain KMP and other key employees and contractors needed to achieve the Group's business objectives;
- link the reward of key staff with the achievement of strategic goals and the long-term performance of the Group;
- align the financial interest of participants of the Plan with those of Shareholders; and
- provide incentives to participants of the Plan to focus on superior performance that creates Shareholder value.

The issuance of Performance Rights and RSUs for fiscal 2024 is considered in-line with U.S. based peer group comparators and aligned with linking sustained Company performance, retention and long-term shareholder value.

The table below summarises RSU's, Performance Rights and Unlisted Options that were granted, vested or lapsed relating to executive KMP remuneration during fiscal 2024.

	Granted During 2024	Vested During 2024	Exercised or Converted During 2024	Lapsed or Expired During 2024
RSU's	3,298,000	–	–	–
Performance Rights	3,390,000	3,883,333	2,583,333	–
Options	–	–	4,000,000	–

Directors´ Report 45

Directors´ Report continued

As at June 30, 2024, the Company had a total of 32,870,741 outstanding Performance Rights, RSU's and Unlisted Options on issue that had been granted to employees and contractors of the Company as part of their remuneration arrangements, representing 12.8% of the Company's total shares on issue (on an undiluted basis). The Board considers this reasonable and in-line with peer group comparators.

(i) Performance Rights

The LTIP provides for the issuance of Performance Rights to eligible participants which, upon satisfaction of the relevant performance conditions attached to the Performance Rights, will result in the issue of an Ordinary Share for each Performance Right. Performance Rights are issued for no consideration and no amount is payable upon conversion thereof.

Performance Rights granted under the Plan to eligible participants will be linked to the achievement by the Group of certain performance conditions as determined by the Board from time to time. These performance conditions must be satisfied in order for the Performance Rights to vest. Upon Performance Rights vesting, Ordinary Shares are automatically issued for no consideration. If a performance condition of a Performance Right is not achieved by the expiry date, then the Performance Right will lapse.

During fiscal 2024, 3,390,000 Performance Rights were granted to executive KMP as outlined in the table below. These Performance Rights were granted to selected executive KMP as one-off grants as either retention awards or sign-on awards. These awards are linked to the creation of shareholder value growth through the utilization of "out of the money" share price hurdles and continuous service periods acting as a retention tool for our executives.

KMP	No. Performance Rights awarded 2024	Rationale	Vesting Conditions
Toby Symonds (President and CSO)	1,110,000	Retention award	Vest upon four years of continuous service and the Company achieving a 30-day VWAP of at least A$4.00 per share, expiring December 21, 2028
Jeane McMullin (CLO)	890,000	Retention award	Vest upon four years of continuous service and the Company achieving a 30-day VWAP of at least A$4.00 per share, expiring December 21, 2028
Scott Sparks (COO)	890,000	Retention award	Vest upon four years of continuous service and the Company achieving a 30-day VWAP of at least A$4.00 per share, expiring December 21, 2028
Marcela Castro (CFO)	500,000	Sign-on award	200,000 vest upon the Company achieving a 30-day VWAP of at least A$3.00 per share and continuous service until satisfaction of share price hurdle and 300,000 vest upon the Company achieving a 30-day VWAP of at least A$4.00 per share and continuous service until satisfaction of share price hurdle, expiring April 23, 2026

(ii) Restricted Stock Units

In fiscal 2024, the Board chose to grant RSUs to attract and retain executives. The use of RSUs aligns with the long-term incentive vehicles used by peer group comparators. These service-based RSUs were added into the LTIP mix to balance the previously granted Performance Rights which are tied to share price hurdles that are significantly "out of the money".

The RSUs vest and convert into an equivalent number of Ordinary Shares over a three-year period (one-third after 12 months continuous service, one-third after 24 months continuous service, and one-third after 36 months continuous service). If the relevant service-based vesting condition is not met by the applicable expiry date, the RSUs will automatically lapse.

 Directors´ Report continued  REMUNERATION REPORT continued  Executive Remuneration continued  During fiscal 2024, 3,298,000 RSUs were granted to executive KMP as outlined in the table below.  Executive KMP  No. RSU’s  Awarded 2024  Todd Hannigan (Executive Chairman)  478,000  Anastasios Arima (CEO)  956,000  Toby Symonds (President and CSO)  908,000  W. Scott Sparks (COO)  239,000  Dominic Allen (CCO)  239,000  Jeanne McMullin (CLO)  239,000  Marcela Castro (CFO)  239,000  (iii) Unlisted Options  The LTIP provides for the issuance of Unlisted Options to eligible participants. The Board’s policy is to grant Unlisted Options to KMP with exercise prices at or above market share price (at the time of agreement). As such, the Unlisted Options granted to KMP are generally only of benefit if the KMP performs to the level whereby the value of the Group increases sufficiently to warrant exercising the Unlisted Options granted.  Other than service-based vesting conditions (if any) and the exercise price required to exercise the Unlisted Options, there are no additional performance criteria on the Unlisted Options granted to KMP, as given the speculative nature of the Group’s  activities and the small management team responsible for its running, it is considered that the performance of the KMP and the performance and value of the Group are closely related. The Group prohibits executive KMP from entering into arrangements to limit their exposure to Unlisted Options granted as part of their remuneration package.  During fiscal 2024, no Unlisted Options were granted to executive KMP.  Non-Executive Director Remuneration  The Board’s policy is to remunerate Non-Executive Directors at market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of the Group, RSUs, Unlisted Options, and Performance Rights have been used to attract and retain Non-Executive Directors, where deemed appropriate. The Board determines payments  to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required.  The maximum aggregate amount of fees that can be paid to Non-Executive Directors is subject to approval by shareholders  at a General Meeting. Director’s fees paid to Non-Executive Directors accrue on a daily basis. Fees for Non-Executive Directors are not linked to the performance of the economic entity. However, to align Directors’ interests with shareholder interests, the Directors are encouraged to hold shares in the Company and, subject to shareholder approval, on an annual basis, the Company grants each Non-Executive Director such number of RSUs calculated by dividing US$90,000 by the VWAP of a share on ASX over the five trading days immediately prior to the date of the notice of AGM of shareholders. The Company prohibits Non-Executive Directors from entering into arrangements to limit their exposure to options granted as part of their remuneration package.  The issuance of RSUs is in-line with U.S. based peer group comparators and aligned with linking sustained Company performance, retention and long-term Shareholder value.  Fees for Non-Executive Directors are presently set at US$50,000 (2023: US$50,000) per annum. These fees cover main  board activities only. Non-Executive Directors may receive additional remuneration for other services provided to the Company, including but not limited to, membership of committees. Committee fees are US$15,000 for the Chair of each committee and US$10,000 for committee members. The Company reimburses NEDs for reasonable expenses incurred in performing their duties (including in relation to any authorised independent professional advice sought by the NEDs to assist them in carrying out their duties as Directors). These fees are in line with the 50th percentile against the benchmarked peer comparator groups.  46

 Directors´ Report continued  During fiscal 2024, 405,124 RSUs were granted to Non-Executive Directors as set out below.  Non-Executive Director  Committee  Director  Fees 2024  (US$)  No. RSU’s  Awarded  2024  Lorraine Martin  Audit Committee, ESG Committee  $70,000  101,281  Beverly Wise  Audit Committee, ESG Committee, Remuneration and Nomination Committee  $80,000  101,281  Melissa Waller  ESG Committee (Chair), Remuneration and Nomination Committee  $75,000  101,281  Vaughn Taylor  Audit Committee (Chair), Remuneration and Nomination Committee (Chair)  $80,000  101,281  During fiscal 2024, 341,461 RSUs and 150,000 Performance Rights held by Non-Executive Directors vested and converted into Ordinary Shares. No Unlisted Options were exercised by Non-Executive Directors during fiscal 2024. No RSUs, Unlisted Options or Performance Rights held by Non-Executive Directors lapsed during fiscal 2024.  Relationship between Remuneration of KMP and Shareholder Wealth  During the Group’s commercialization phase of the business, the Board anticipates that the Group will retain earnings (if any) and other cash resources for the commercialization of its metal technologies and the exploration and evaluation of its mineral properties. Accordingly, the Group does not currently have a policy with respect to the payment of dividends and returns of capital. Therefore, there was no relationship between the Board’s policy for determining, or in relation to, the nature and amount of remuneration of KMP and dividends paid and returns of capital by the Group during the current and previous four  financial years.  The Board did not determine, and in relation to, the nature and amount of remuneration of the KMP by reference to changes in the price at which shares in the Group traded between the beginning and end of the current and the previous four financial  years. Discretionary annual cash bonuses are based upon achieving various non-financial KPI’s that are not based on share price or earnings, such as the successful commercialization of the Company’s metal technologies, the successful exploration and development of its mineral properties, sustainability measures, corporate activities, safety measures, and business development activities. However, as noted above, certain KMP are granted Performance Rights, RSUs, and/or Unlisted Options which generally will be of greater value to KMP if the value of the Group’s shares increases (subject to vesting conditions being met).  Relationship between Remuneration of KMP and Earnings  As discussed above, the Group is currently undertaking exploration and research and development activities and does not expect to be undertaking profitable operations (other than by way of material asset sales, none of which is currently planned) until sometime after the successful commercialization, production and sales of commodities from one or more of its projects. Accordingly, the Board does not consider earnings during the current and previous four financial years when determining,  and in relation to, the nature and amount of remuneration of KMP.  47  Directors´ Report

 Directors´ Report continued  REMUNERATION REPORT continued  Remuneration Governance  The Board has overall accountability for the oversight of the Company’s remuneration approach for Executive KMP and NEDs, having regard to the recommendations made by the Nomination and Remuneration Committee (RNC). The RNC reviews and makes recommendations to the Board on remuneration and at-risk remuneration policies, taking into account the Company’s strategic objectives, corporate governance principles, market practice and stakeholder interests.  The diagram below shows the Company’s remuneration governance framework, the key responsibilities of the Board, RNC and management.  Board  The Board is responsible for:  Appointing, monitoring and managing the performance of the Company’s Executive Directors and senior management.  Determing the remuneration, monitoring the performance and succession planning of NEDs and Executive KMP.  Reviewing and approving the performance of individual Board members and senior executives as well as any policies concerned with the remuneration of any employee.  Remuneration and Nomination Committee (RNC)  The RNC is responsible for:  Reviewing and advising the Board on the composition of the Board and its committees.  Advising on the process of recruitment, appointment and re-election of directors.  Reviewing the performance of the Board, the Chairperson,  the executive KMP and other individual members of the Board.  Ensuring proper succession plans are in place for consideration by the Board.  Assisting the Board with the establishment of remuneration policies and practices for the Company’s CEO & MD, senior managers and staff, as well as to ensure director compensation is fair and current.  Evaluating the competencies required of prospective executive KMP, identify those prospective KMP and establish their degree of independence.  Management  Management provides relevant information and analysis required to support decision making, this includes for remuneration related considerations.  External Consultants  The RNC may engage external advisors to obtain relevant information and an external perspective regarding remuneration related matters.  Remuneration Advisors  During fiscal 2023, the RNC approved the engagement of CAP to provide remuneration recommendations regarding the remuneration mix and quantum for KMP following the Company’s listing on Nasdaq. During fiscal 2024, the Company engaged with CAP but did not receive any remuneration recommendations. In fiscal 2023, CAP provided some remuneration  recommendations to the RNC during the year as an input into decision making only. The RNC considered the recommendations, along with other factors, in making its remuneration decisions. Both the RNC and CAP are satisfied the advice received from CAP is free from undue influence from the KMP to whom the remuneration recommendations apply. No fees were paid or are payable to remuneration advisors during the 2024 financial year (2023: US$29,170).  48

Directors´ Report 49

Directors´ Report continued

Emoluments of KMP

Details of the nature and amount of each element of the emoluments of each KMP of the Group for the year ended June 30, 2024, are as follows:

2024	Short–Term Benefits: Salary & fees US$	Cash bonus US$	Other US$	Post–employment benefits US$	Termination benefits US$	Share–based payments US$	Total US$	Performance related %
Directors								
Todd Hannigan	236,667	–	–	18,025	–	139,902	394,594	35%
Anastasios Arima	366,667	180,000	9,190	–	–	279,804	835,661	55%
Lorraine Martin	70,000	–	–	–	–	164,819	234,819	70%
Vaughn Taylor	80,000	–	–	17,608	–	79,654	177,262	45%
Melissa Waller	75,000	–	–	–	–	164,819	239,819	69%
Beverly Wyse	80,000	–	–	–	–	164,819	244,819	67%
Other KMP								
Toby Symonds	350,000	174,000	41,116	5,306	–	1,114,375	1,684,797	76%
W. Scott Sparks	221,667	82,500	19,005	10,917	–	163,815	497,904	49%
Dominic Allen	221,667	82,500	106,270	5,277	–	62,066	477,779	30%
Jeanne McMullin	240,341	100,000	26,276	4,167	–	283,784	654,568	59%
Marcela Castro[1]	201,763	50,000	20,769	7,000	–	131,489	411,021	44%
Gregory Swan[2]	–	65,560	–	–	–	–	65,560	100%
Total	**2,143,772**	**734,560**	**222,626**	**68,300**	**–**	**2,749,346**	**5,918,604**	

Notes:

1. Ms. Castro was appointed Chief Accounting Officer effective September 12, 2023, and Chief Financial Officer effective December 21, 2023.
2. Mr. Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd (Apollo Group). During the year, Apollo Group was paid or is payable A$413,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group. Mr. Swan ceased to be Chief Financial Officer and KMP effective December 21, 2023.

50

Directors´ Report continued

REMUNERATION REPORT continued

Emoluments of KMP continued

2023	Short-Term Benefits Salary & fees US$	Cash bonus US$	Other US$	Post-employment benefits US$	Termination benefits US$	Share-based payments US$	Total US$	Performance related %
Directors								
Todd Hannigan	190,000	100,000	–	24,938	–	408,520	723,458	70%
Anastasios Arima	240,000	100,000	11,659	–	–	–	351,659	28%
Lorraine Martin	60,000	–	–	–	–	102,936	162,936	63%
Vaughn Taylor	70,000	–	–	7,350	–	15,720	93,070	17%
Melissa Waller	65,000	–	–	–	–	102,936	167,936	61%
Beverly Wyse	70,000	–	–	–	–	102,936	172,936	60%
Other KMP								
Toby Symonds	230,000	100,000	32,936	2,300	–	799,060	1,164,296	77%
Scott Sparks[1]	25,000	–	–	–	–	–	25,000	0%
Dominic Allen	132,500	50,000	13,697	5,300	–	20,958	222,455	32%
Jeanne McMullin	185,000	100,000	32,936	6,400	–	97,316	421,652	47%
Gregory Swan[2]	–	–	–	–	–	–	–	0%
Lamont Leatherman[3]	195,036	72,000	34,048	1,215	–	–	302,299	24%
Total	**1,462,536**	**522,000**	**125,276**	**47,503**	–	**1,650,382**	**3,807,697**	

Notes:

1. Mr. Sparks was appointed effective September 1, 2022.
2. Mr. Swan provides services as the Chief Financial Officer and Company Secretary through a services agreement with Apollo Group Pty Ltd ("Apollo"). During the year, Apollo was paid or is payable A$318,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group.
3. Mr. Leatherman ceased to be a KMP effective November 30, 2022.

Loans with Key Management Personnel

No loans were provided to or received from KMP during the year ended June 30, 2024 (2023: Nil).

Other Transactions with Key Management Personnel

Performance Industries, Inc., a company associated with Mr. W. Scott Sparks, Chief Operating Officer of the Company, was paid or is payable US$53,138 during fiscal 2024 (2023: US$145,055) for the provision of engineering and construction services to the Group. The Company considers that the services provided by Performance Industries, Inc. were provided on an arm's length or better basis.

Mr. Gregory Swan provides services as the Company Secretary through a services agreement with Apollo Group. Apollo Group was paid or is payable A$413,000 (2023: A$318,000) for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group. The agreement has no fixed term and is able to be terminated by either party by providing one (1) month's notice. The Company considers that the services provided by Apollo Group were provided on an arm's length or better basis.

Directors' Report

51

Directors´ Report continued

Options, Rights and RSU's Granted to Key Management Personnel

Details of Unlisted Options, Performance Rights and Restricted Stock Units granted, exercised or lapsed for each KMP of the Group during the 2024 financial year are as follows:

2024	No. of options, rights and RSU's granted during year #	No. of options, rights and RSU's vested during year #	No. of options, rights and RSU's lapsed during year #	Value of options, rights and RSU's granted during year[1] US$	Value of options, rights and RSU's exercised during year[2] US$	Value of options, rights and RSU's included in remuneration for year US$
Directors						
Todd Hannigan	478,000	–	–	711,365	–	139,902
Anastasios Arima	956,000	2,000,000	–	1,422,731	3,186,216	279,804
Lorraine Martin	101,281	204,063	–	93,956	90,751	164,819
Vaughn Taylor	101,281	220,729	–	93,956	251,809	79,654
Melissa Waller	101,281	204,063	–	93,956	90,751	164,819
Beverly Wyse	101,281	204,063	–	93,956	90,751	164,819
Other KMP						
Toby Symonds	2,018,000	333,333	–	2,084,834	531,035	1,114,375
W. Scott Sparks	1,129,000	–	–	943,835	–	163,815
Dominic Allen	239,000	1,300,000	–	355,683	–	62,066
Jeanne McMullin	1,129,000	250,000	–	943,835	398,277	283,784
Marcela Castro[3]	739,000	–	–	582,776	–	131,489
Gregory Swan[4]	–	–	–	–	–	–
Total	**7,093,124**	**4,716,251**	–	**7,420,883**	**4,639,590**	**2,749,346**

Notes:

1. Determined at the time of grant per AASB 2, using an exchange rate of US$0.6556=A$1.00, being the average exchange rate for 2024.
2. Determined at the time of exercise or conversion at the intrinsic value, using an exchange rate of US$0.6556=A$1.00, being the average exchange rate for 2024.
3. Ms. Castro was appointed Chief Accounting Officer effective September 12, 2023 and Chief Financial Officer effective December 21, 2023.
4. Mr. Swan ceased to be Chief Financial Officer and KMP effective December 21, 2023.

52

Directors´ Report continued

REMUNERATION REPORT continued

Options, Rights and RSU's Granted to Key Management Personnel continued

Details of Unlisted Options, Performance Rights and RSUs granted by the Company to each KMP of the Group during the financial year are as follows:

2024	Security Class	Grant Date	Expiry Date	Service Vesting Date	Exercise Price A$	Vesting Hurdle (30-day VWAP)	Grant Date Fair Value[1] A$	Number Granted
Todd Hannigan	RSUs	26-Mar-24	31-Dec-27	31-Dec-24	–	–	A$2.270	159,333
	RSUs	26-Mar-24	31-Dec-27	31-Dec-25	–	–	A$2.270	159,333
	RSUs	26-Mar-24	31-Dec-27	31-Dec-26	–	–	A$2.270	159,334
Anastasios Arima	RSUs	26-Mar-24	31-Dec-27	31-Dec-24	–	–	A$2.270	318,667
	RSUs	26-Mar-24	31-Dec-27	31-Dec-25	–	–	A$2.270	318,667
	RSUs	26-Mar-24	31-Dec-27	31-Dec-26	–	–	A$2.270	318,666
Lorraine Martin	RSUs	22-Nov-23	5-Dec-27	5-Dec-24	–	–	A$1.415	33,760
	RSUs	22-Nov-23	5-Dec-27	5-Dec-25	–	–	A$1.415	33,760
	RSUs	22-Nov-23	5-Dec-27	5-Dec-26	–	–	A$1.415	33,761
Vaughn Taylor	RSUs	22-Nov-23	5-Dec-27	5-Dec-24	–	–	A$1.415	33,760
	RSUs	22-Nov-23	5-Dec-27	5-Dec-25	–	–	A$1.415	33,760
	RSUs	22-Nov-23	5-Dec-27	5-Dec-26	–	–	A$1.415	33,761
Melissa Waller	RSUs	22-Nov-23	5-Dec-27	5-Dec-24	–	–	A$1.415	33,760
	RSUs	22-Nov-23	5-Dec-27	5-Dec-25	–	–	A$1.415	33,760
	RSUs	22-Nov-23	5-Dec-27	5-Dec-26	–	–	A$1.415	33,761
Beverly Wyse	RSUs	22-Nov-23	5-Dec-27	5-Dec-24	–	–	A$1.415	33,760
	RSUs	22-Nov-23	5-Dec-27	5-Dec-25	–	–	A$1.415	33,760
	RSUs	22-Nov-23	5-Dec-27	5-Dec-26	–	–	A$1.415	33,761
Toby Symonds	Rights	18-Dec-23	21-Dec-28	18-Dec-27	–	A$4.00	A$1.008	1,110,000
	RSUs	9-Apr-24	31-Dec-27	31-Dec-24	–	–	A$2.270	302,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-25	–	–	A$2.270	302,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-26	–	–	A$2.270	302,666
W. Scott Sparks	Rights	18-Dec-23	21-Dec-28	18-Dec-27	–	A$4.00	A$1.008	890,000
	RSUs	9-Apr-24	31-Dec-27	31-Dec-24	–	–	A$2.270	79,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-25	–	–	A$2.270	79,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-26	–	–	A$2.270	79,666
Dominic Allen	RSUs	9-Apr-24	31-Dec-27	31-Dec-24	–	–	A$2.270	79,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-25	–	–	A$2.270	79,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-26	–	–	A$2.270	79,666
Jeanne McMullin	Rights	18-Dec-23	21-Dec-28	18-Dec-27	–	A$4.00	A$1.008	890,000
	RSUs	9-Apr-24	31-Dec-27	31-Dec-24	–	–	A$2.270	79,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-25	–	–	A$2.270	79,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-26	–	–	A$2.270	79,666
Marcela Castro	Rights	18-Dec-23	23-Apr-26	23-Apr-26	–	A$3.00	A$0.788	200,000
	Rights	18-Dec-23	23-Apr-26	23-Apr-26	–	A$4.00	A$0.630	300,000
	RSUs	9-Apr-24	31-Dec-27	31-Dec-24	–	–	A$2.270	79,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-25	–	–	A$2.270	79,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-26	–	–	A$2.270	79,666

Notes:

1. For details on the valuation of Unlisted Options, RSUs, and Performance Rights, including models and assumptions used, please refer to Note 18 of the financial statements.

Directors´ Report

53

Directors´ Report continued

Option, Right, and RSU holdings of Key Management Personnel

2024	Held at July 1, 2023	Granted as Remuneration	Exercise of Options, Rights and RSUs	Net Change Other	Held at June 30, 2024	Vested and Exercisable at June 30, 2024
Directors						
Todd Hannigan	6,160,000	478,000	(2,100,000)	–	4,538,000	–
Anastasios Arima	8,625,000	956,000	(3,000,000)	–	6,581,000	625,000
Lorraine Martin	545,519	101,281	(102,032)	–	544,768	168,698
Vaughn Taylor	662,186	101,281	(185,365)	–	578,102	35,364
Melissa Waller	545,519	101,281	(102,032)	–	544,768	168,698
Beverly Wyse	545,519	101,281	(102,032)	–	544,768	168,698
Other KMP						
Toby Symonds	5,000,000	2,018,000	(333,333)	–	6,684,667	–
W. Scott Sparks	920,000	1,129,000	–	–	2,049,000	200,000
Dominic Allen	5,730,000	239,000	(625,000)	–	5,344,000	1,725,000
Jeanne McMullin	1,000,000	1,129,000	(250,000)	–	1,879,000	–
Marcela Castro	–[1]	739,000	–	–	739,000	–
Gregory Swan	4,275,000	–	(625,000)	–	3,650,000[2]	250,000[2]
Total	**34,008,743**	**7,093,124**	**(7,424,794)**	**–**	**33,677,073**	**3,341,458**

Notes:

1. As at date of appointment.
2. As at date of ceasing to be KMP.

54

Directors´ Report continued

REMUNERATION REPORT continued

Shareholdings of Key Management Personnel

2024	Held at July 1, 2023		Granted as Remuneration		Exercise of Options and Rights		Net Change Other		Held at June 30, 2024	
	Ord[3]	Perf[4]	Ord[3]	Perf[4]	Ord[3]	Perf[4]	Ord[3]	Perf[4]	Ord[3]	Perf[4]
Directors										
Todd Hannigan	14,479,717	2,520,000	–	–	2,100,000	–	985,538	–	17,565,255	2,520,000
Anastasios Arima	3,461,446	4,500,000	–	–	3,000,000	–	–	–	6,461,446	4,500,000
Lorraine Martin	366,667	–	–	–	102,032	–	–	–	468,699	–
Vaughn Taylor	376,829	–	–	–	185,365	–	–	–	562,194	–
Melissa Waller	66,667	–	–	–	102,032	–	–	–	168,699	–
Beverly Wyse	66,667	–	–	–	102,032	–	–	–	168,699	–
Other KMP										
Toby Symonds	–	–	–	–	333,333	–	190,171	–	523,504	–
W. Scott Sparks	1,060,000	1,440,000	–	–	–	–	–	–	1,060,000	1,440,000
Dominic Allen	2,302,500	3,060,000	–	–	625,000	–	–	–	2,927,500	3,060,000
Jeanne McMullin	–	–	–	–	250,000	–	(82,371)	–	167,629	–
Marcela Castro	–[1]	–[1]	–	–	–	–	–	–	–	–
Gregory Swan	1,375,000	1,800,000	–	–	625,000	–	–	–	2,000,000[2]	1,800,000[2]
Total	**23,555,493**	**13,320,000**	**–**	**–**	**7,424,794**	**–**	**1,093,338**	**–**	**32,073,625**	**13,320,000**

Notes:

1. As at date of appointment.
2. As at date of ceasing to be KMP.
3. 'Ord' means Ordinary Shares.
4. 'Perf' means Performance Shares issued to the original vendors of HMAPL as consideration for the Company's acquisition of HMAPL in fiscal 2021. For the avoidance of doubt, these Performance Shares do not form part of remuneration.

 Directors´ Report continued  Employment Contracts with Key Management Personnel  Mr. Arima, Chief Executive Officer and Managing Director, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Arima receives a fixed remuneration component of US$400,000 (2023: US$300,000) per annum and a discretionary annual bonus of up to US$240,000 (2023: US$180,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the long-term incentive plan on terms to be determined by the Board.  Mr. Symonds, President and Chief Strategy Officer, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Symonds receives a fixed remuneration component of US$380,000 (2023: US$290,000) per annum and a discretionary annual bonus of up to US$228,000 (2023: US$174,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the long-term incentive plan on terms to be determined by the Board.  Mr. Hannigan, Executive Chairman, has a director appointment letter with the Group. Mr. Hannigan receives a fixed remuneration component of US$250,000 (2023: US$210,000) per annum and a discretionary annual bonus of up to US$125,000 (2023: US$105,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the long-term incentive plan on terms to be determined by the Board.  Mr. Allen, Chief Commercial Officer, has an employment agreement with the Group which may be terminated upon three months’ advance written notice, unless mutually agreed upon with the Company. Mr. Allen receives a fixed remuneration component  of US$250,000 (2023: US$165,000) per annum and a discretionary annual bonus of up to US$125,000 (2023: US$82,500) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the long-term incentive plan on terms to be determined by the Board.  Ms. McMullin, Chief Legal Officer, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Ms. McMullin receives a fixed remuneration component of US$250,000 (2023: US$200,000) per annum and a discretionary annual bonus of up to US$125,000 (2023: US$100,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the long-term incentive plan on terms to be determined by the Board.  Mr. Sparks, Chief Operating Officer, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Sparks receives a fixed remuneration component of US$250,000 (2023: US$165,000) per annum and a discretionary annual bonus of up to US$125,000 (2023: US$82,500) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the long-term incentive plan on terms to be determined by the Board.  Ms. Castro, Chief Financial Officer, has an employment agreement with the Group which may be terminated upon four weeks’ advance written notice, unless mutually agreed upon with the Company. Ms. Castro receives a fixed remuneration component  of US$250,000 per annum, a discretionary annual bonus of up to US$125,000 to be paid upon the successful completion of KPIs  as determined by the Board and is entitled to participate in the long-term incentive plan on terms to be determined by the Board.  All Non-Executive Directors have a letter of appointment confirming the terms and conditions of their appointment as Director of the Company.  End of Remuneration Report.  55  Directors´ Report

56

Directors´ Report continued

DIRECTORS' MEETINGS

The number of meetings of directors held during the year and the number of meetings attended by each director were as follows:

	Board Meetings		Audit Committee Meetings		Remuneration and Nomination Committee Meetings		ESG Committee Meetings	
	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended
Anastasios Arima	6	6	–	–	–	–	4	3
Todd Hannigan	6	6	–	–	–	–	–	–
Lorraine Martin	6	6	2	2	–	–	4	4
Vaughn Taylor	6	6	2	2	2	2	–	–
Melissa Waller	6	6	–	–	2	2	4	4
Beverly Wyse	6	6	2	1	2	2	4	4

NON-AUDIT SERVICES

There were no non-audit services provided by the Company's auditor, PricewaterhouseCoopers ("PwC"), or by another person or firm on the auditor's behalf, during the financial year.

AUDITOR'S INDEPENDENCE DECLARATION

The lead auditor's independence declaration for the year ended June 30, 2024, has been received and can be found on page 57 of the Annual Report.

Signed in accordance with a resolution of the directors.



Anastasios Arima
CEO and Managing Director

September 26, 2024

Auditor's Independence Declaration 57

Auditor´s Independence Declaration

pwc

Auditor's Independence Declaration

As lead auditor for the audit of IperionX Limited for the year ended 30 June 2024, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit, and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of IperionX Limited and the entities it controlled during the period.

Craig Heatley
Partner
PricewaterhouseCoopers

Perth
26 September 2024

PricewaterhouseCoopers, ABN 52 780 433 757
Brookfield Place, Level 15, 125 St Georges Terrace, PERTH WA 6000, GPO Box D198, PERTH WA 6840
T: +61 8 9238 3000, F: +61 8 9238 3999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

 Consolidated Statement of Profit or Loss and Other Comprehensive Income  Year ended June 30, 2024  Notes  2024  US$  2023  US$  Continuing operations  Research and development costs  (8,712,610)  (5,600,653)  Exploration and evaluation expenses  (1,950,583)  (2,826,397)  Corporate and administrative expenses  (4,516,393)  (3,990,672)  Business development expenses  (3,646,141)  (2,654,420)  Share–based payment expenses  19(a)  (3,791,541)  (2,589,413)  Finance income  2  546,029  494,469  Finance costs  2  (187,119)  (88,138)  Other income and expenses  2  414,712  (189,530)  Loss before income tax  (21,843,646)  (17,444,754)  Income tax expense  3  –  –  Loss for the year  (21,843,646)  (17,444,754)  Loss attributable to shareholders of IperionX Limited  (21,843,646)  (17,444,754)  Other comprehensive income/(loss)  (170,014)  (411,913)  Items that may be reclassified subsequently to profit or loss:  Exchange differences arising on translation into presentation currency  Other comprehensive loss for the year, net of tax  (170,014)  (411,913)  Total comprehensive loss for the year  (22,013,660)  (17,856,667)  Total comprehensive loss attributable to shareholders of IperionX Limited  (22,013,660)  (17,856,667)  Basic loss per share (US$ per share)  16  (0.10)  (0.11)  Diluted loss per share (US$ per share)  16  (0.10)  (0.11)  The above Consolidated Statement of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.  58

 Consolidated Statement of Financial Position  At June 30, 2024  Notes  2024  US$  2023  US$  ASSETS  Current Assets  Cash and cash equivalents  5  33,157,356  11,937,941  Trade and other receivables  6  2,302,010  228,395  Prepayments  7  6,071,735  588,395  Inventories  16,920  –  Total Current Assets  41,548,021  12,754,731  Non-Current Assets  Property, plant and equipment  8  7,773,812  3,989,783  Exploration and evaluation assets  9  6,114,061  3,059,021  Prepayments  7  –  3,000,000  Total Non-Current Assets  13,887,873  10,048,804  TOTAL ASSETS  55,435,894  22,803,535  LIABILITIES  Current Liabilities  Trade and other payables  10  2,317,830  1,180,984  Loans and borrowings  11  445,755  382,626  Provisions  287,796  84,009  Total Current Liabilities  3,051,381  1,647,619  Non-Current Liabilities  1,044,918  592,688  Loans and borrowings  11  Total Non-Current Liabilities  1,044,918  592,688  TOTAL LIABILITIES  4,096,299  2,240,307  NET ASSETS  51,339,595  20,563,228  EQUITY  Contributed equity  13  112,959,638  58,764,248  Reserves  14  12,262,007  13,995,808  Accumulated losses  15  (73,882,050)  (52,196,828)  TOTAL EQUITY  51,339,595  20,563,228  The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.  59  Consolidated Statement of Financial Position

60

Consolidated Statement of Changes in Equity

Year ended June 30, 2024

	Contributed Equity US$	Share-Based Payments Reserve US$	Foreign Currency Translation Reserve US$	Accumulated Losses US$	Total US$
Balance at July 1, 2023	**58,764,248**	**15,004,052**	**(1,008,244)**	**(52,196,828)**	**20,563,228**
Net loss for the year	–	–	–	(21,843,646)	(21,843,646)
Exchange differences arising on translation into presentation currency	–	–	(170,014)	–	(170,014)
Total comprehensive loss for the year	**–**	**–**	**(170,014)**	**(21,843,646)**	**(22,013,660)**
Issue of shares – share placement	45,740,157	–	–	–	45,740,157
Issue of shares – exercise of options	4,335,005	(1,743,440)	–	–	2,591,565
Issue of shares – conversion of RSU's	225,734	(225,734)	–	–	–
Issue of shares – conversion of rights	2,757,730	(2,757,730)	–	–	–
Issue of shares to Blacksand	2,000,000	–	–	–	2,000,000
Issue of shares to consultants	470,000	(470,000)	–	–	–
Share issue costs	(1,333,236)	–	–	–	(1,333,236)
Expiry of employee rights	–	(158,424)	–	158,424	–
Share-based payment expense	–	3,791,541	–	–	3,791,541
Balance at June 30, 2024	**112,959,638**	**13,440,265**	**(1,178,258)**	**(73,882,050)**	**51,339,595**
Balance at July 1, 2022	**29,782,268**	**12,985,856**	**(596,331)**	**(34,752,074)**	**7,419,719**
Net loss for the year	–	–	–	(17,444,754)	(17,444,754)
Exchange differences arising on translation into presentation currency	–	–	(411,913)	–	(411,913)
Total comprehensive loss for the year	**–**	**–**	**(411,913)**	**(17,444,754)**	**(17,856,667)**
Issue of shares – share placement	29,637,300	–	–	–	29,637,300
Issue of shares – exercise of options	477,156	(192,511)	–	–	284,645
Issue of shares – conversion of RSUs	167,487	(167,487)	–	–	–
Issue of shares – conversion of rights	216,007	(216,007)	–	–	–
Issue of shares to consultant	350,000	(350,000)	–	–	–
Share issue costs	(1,865,970)	354,788	–	–	(1,511,182)
Share-based payment expense	–	2,589,413	–	–	2,589,413
Balance at June 30, 2023	**58,764,248**	**15,004,052**	**(1,008,244)**	**(52,196,828)**	**20,563,228**

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

 Consolidated Statement of Cash Flows  Year ended June 30, 2024  Notes  2024  US$  2023  US$  Operating activities  Payments to suppliers and employees  (19,215,938)  (15,954,550)  Receipts from third-parties  183,159  –  Interest paid  (120,313)  (49,488)  Interest received  546,029  139,644  Net cash flows used in operating activities  5  (18,607,063)  (15,864,394)  Investing activities  Purchase of property, plant and equipment  8  (5,018,093)  (2,077,794)  Proceeds from sale of property, plant and equipment  8  2,040,083  –  Purchase of exploration and evaluation assets  9  (3,051,559)  (627,792)  Blacksand option prepayments  7  (500,000)  (3,000,000)  Net cash flows used in investing activities  (6,529,569)  (5,705,586)  Financing activities  Proceeds from issue of shares  48,331,724  29,921,945  Share issue costs  (1,315,725)  (1,511,182)  Repayment of borrowings  (5,970)  (5,594)  Payment of principal portion of lease liabilities  (417,866)  (512,660)  Net cash flows from financing activities  46,592,163  27,892,509  Net increase in cash and cash equivalents  21,455,531  6,322,529  Net foreign exchange differences  (236,116)  (57,139)  Cash and cash equivalents at beginning of the year  11,937,941  5,672,551  Cash and cash equivalents at the end of the year  5  33,157,356  11,937,941  The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.  61  Consolidated Statement of Cash Flows

 Notes to the Consolidated Financial Statements  Year ended June 30, 2024  1. STATEMENT OF MATERIAL ACCOUNTING POLICIES  The material accounting policies adopted in preparing the consolidated financial statements of IperionX Limited (“IperionX” or “Company”) and its consolidated entities (“Consolidated Entity” or “Group”) for the year ended June 30, 2024, are stated to assist in a general understanding of the consolidated financial statements.  IperionX is a for-profit company limited by shares, incorporated and domiciled in Australia. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “IPX”, and our American Depository Shares, or ADSs, each representing ten (10) of our ordinary shares, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “IPX”.  The principal activities of the Group during the year ended June 30, 2024, consisted of the exploration and evaluation of its mineral properties in the United States and the research, development, and commercialization of its associated metals technologies to support an integrated titanium processing operation.  The consolidated financial statements of the Group for the year ended June 30, 2024, were authorised for issue in accordance  with a resolution of the Directors on September 24, 2024.  (a) Basis of Preparation  The financial report is a general purpose financial report, which has been prepared in accordance with Australian Accounting Standards (“AASs”) issued by the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001.  The financial report also complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  The consolidated financial report has also been prepared on a historical cost basis, except for other financial assets, which have been measured at fair value.  The consolidated financial statements are presented in United States dollars (US$).  Going Concern  The financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.  The Group currently has no source of material operating cash inflows and had net outflows from operating and investing activities of US$25,136,632 for fiscal 2024 (2023: US$21,569,980). At June 30, 2024, the Group has cash and cash equivalents of US$33,157,356 (2023: US$11,937,941).  The ongoing operation of the Group is dependent upon raising further additional funding from shareholders or other parties. In light of the expenditures to be incurred in executing on the Group’s current strategic plans to commercialize the Group’s titanium metal technologies and develop economically recoverable mineral deposits from the Group’s exploration properties,  the Group is dependent on obtaining financing through equity financing, debt financing or other means. In the longer term, if the Group’s mineral exploration and metal production activities are successful, additional funds will be required to further scale-up the Group’s titanium metal production capacity and to develop the Group’s exploration properties and commence commercial production. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions  as well as the business performance of the Group. There is no assurance that the Group will be successful in its efforts to raise additional funding on terms satisfactory to the Group. If the Group does not obtain additional funding, it may not be able to continue its operations as a going concern and therefore may not be able to realize its assets and extinguish its liabilities in the ordinary course of operations and at the amounts stated in the financial statements. Alternatively, the Group may be required to delay, reduce the scope of, or eliminate its current or future exploration, appraisal, and commercialization activities or relinquish rights to certain of its interests.  The Directors are confident that they will be able to raise additional funds as required to meet the Group’s obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate. However as a result  of these matters, there is a material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue  as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.  62

 Notes to the Consolidated Financial Statements continued  New Standards, Interpretations and Amendments  In the current year, the Group has adopted all of the new and revised Accounting Standards and Interpretations effective from  July 1, 2023, that are mandatory.  The adoption of the aforementioned standards has had no impact on the financial statements of the Company as at June 30, 2024.  The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.  Issued Standards and Interpretations not Early Adopted  Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the year ended June 30, 2024. Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group’s financial statements:  Standard/Interpretation  Application Date of Standard  Application Date for the Group  AASB 2022-5 Amendments to Australian Accounting standards – Lease Liability in a Sale and Leaseback  January 1, 2024  July 1, 2024  AASB 2020-1 Amendments to Australian Accounting Standards – Classification of Liabilities as Current or Non-Current  January 1, 2024  July 1, 2024  AASB 2022-6 Amendments to Australian Accounting Standards – Non-current Liabilities with Covenants  January 1, 2024  July 1, 2024  AASB 2014-10 Amendments to Australian Accounting Standards – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture  January 1, 2025  July 1, 2025  AASB 2021-7(a-c) Amendments to Australian Accounting Standards – Effective Date of Amendments to AASB 10 and AASB 128 and Editorial Corrections  January 1, 2025  July 1, 2025  AASB 18 Presentation and Disclosure in Financial Statements  January 1, 2027  July 1, 2027  A discussion on the impact of the adoption of AASB 18 Presentation and Disclosure in Financial Statements is included below. The adoption of these other aforementioned standards are not expected to have any significant impact on the Group’s financial statements.  AASB 18 Presentation and Disclosure in Financial Statements  AASB 18 Presentation and Disclosure in Financial Statements replaces AASB 101 Presentation of Financial Statements and introduces new requirements for the presentation of financial statements. AASB 18 will not change the recognition and measurement of items in the financial statements but will affect presentation and disclosure in the financial statements, including introducing new categories and subtotals in the statement of profit or loss, requiring the disclosure of management defined performance measures, and changing the grouping of information in the financial statements.  (d) Principles of Consolidation  The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company.  Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether  or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over  the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power.  63  Notes to the Consolidated Financial Statements

 Notes to the Consolidated Financial Statements continued  •  •  •  assets and liabilities are translated at year-end exchange rates prevailing at that reporting date; income and expenses are translated at average exchange rates for the year; and  retained earnings are translated at the exchange rates prevailing at the date of the transaction.  1. STATEMENT OF MATERIAL ACCOUNTING POLICIES continued  Principles of Consolidation continued  Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies, so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.  The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.  Intercompany transactions and balances, income and expenses and profits and losses between Group companies, are eliminated. Investments in subsidiaries are accounted for at cost in the Consolidated Statement of Financial Position of the Company.  Foreign Currencies  Functional and Presentation Currency  The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates.  The Company’s functional currency is Australian dollars.  The Group’s financial statements are presented in United States dollars which is the Group’s presentation currency.  United States dollars has been chosen as the Group’s presentation currency to better reflect the Groupʼs business activities in the United States and to enhance comparability with its industry peer group, the majority of which report in United States dollars.  Transactions and Balances  Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.  Exchange differences arising on the translation of monetary items are recognized in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.  Exchange differences arising on the translation of non-monetary items are recognized directly in equity to the extent that the gain or loss is directly recognized in equity, otherwise the exchange difference is recognized in the income statement.  Group Companies  The financial results and position of operations whose functional currency is different from the Group’s presentation currency are translated as follows:  Exchange differences arising on translation into the presentation currency are transferred directly to the Group’s foreign currency translation reserve in equity. These differences are recognized in profit or loss in the year in which the operation is disposed.  (f) Cash and Cash Equivalents  Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of 3 months or less.  64

 Notes to the Consolidated Financial Statements continued  Trade and Other Receivables  Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for any expected credit loss (“ECL”), applying the simplified approach. If collection of the amounts is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.  Trade receivables are generally due for settlement within 30 days and therefore are all classified as current. As the majority of receivables are short term in nature, their carrying amount is assumed to be the same as their fair value.  An estimate for the ECL is made based on the historical risk of default and expected loss rates at the inception of the transaction. Inputs are selected for the ECL impairment calculation based on the Company’s past history, existing market conditions as well as forward looking estimates.  Prepayments  Prepayments represent payments in advance of receipt of goods or services. The Group recognizes a prepayment as an asset within other current and non-current assets when payment for goods or services has been made in advance of the Group obtaining a right to access those goods or services. These prepayments are assessed for indicators of impairment each year. If future economic benefits are no longer expected to occur, and economic benefits cannot be derived from the prepayment in any other way, the prepayment will be derecognized.  Property, Plant and Equipment  All classes of property, plant and equipment are measured at cost.  Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, except for land which is not depreciated. Currently the Group only has plant and equipment, buildings and leasehold improvements. Plant and equipment is depreciated over a period between 5-10 years. Buildings and leasehold improvements are depreciated over a period between 10-15 years.  Exploration and Evaluation Expenditure  Expenditure on exploration and evaluation is accounted for in accordance with the ‘area of interest’ method and with  AASB 6 Exploration for and Evaluation of Mineral Resources.  Exploration and evaluation expenditure encompasses expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.  For each area of interest, expenditure incurred in the acquisition of rights to explore is capitalized and recognized as an exploration and evaluation asset. This includes option payments made to landowners under the Group’s option agreements with local landowners which are considered part of the acquisition costs. Exploration and evaluation assets are measured at cost at recognition and are recorded as an asset if:  the rights to tenure of the area of interest are current; and  at least one of the following conditions is also met:  the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and  exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.  All other exploration and evaluation expenditures are expensed as incurred. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a bankable feasibility study, the carrying amount of the exploration and evaluation expenditure in respect of the area of interest is reclassified as a “mine development property”.  Where a decision is made to proceed with development, accumulated expenditure is tested for impairment and transferred to development properties, and then amortized over the life of the reserves associated with the area of interest once mining operations have commenced. Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.  65  Notes to the Consolidated Financial Statements

 Notes to the Consolidated Financial Statements continued  1. STATEMENT OF MATERIAL ACCOUNTING POLICIES continued  Exploration and Evaluation Expenditure continued  Impairment  Capitalized exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalized exploration costs is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset.  Research and Development Expenditure  Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate: (a) the technical feasibility of completing the intangible asset so that the asset will be available for use or sale; (b) its intention to complete and its ability and intention to use or sell the asset; (c) how the asset will generate future economic benefits; (d) the availability of resources to complete the asset; and (e) the ability to measure reliably the expenditure during development. Development costs that do not meet these criteria are expensed as incurred. Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete, and the asset is available for use. It is amortised over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.  Trade and Other Payables  These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 60 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date.  They are recognized initially at their fair value and subsequently measured at amortised cost using the effective interest method.  The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.  Provisions  Provisions are recognized when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.  Interest Income  Interest income is recognized on a time proportionate basis that takes into account the effective yield on the financial asset.  Income Tax  The income tax expense for the year is the tax payable on the current year’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.  Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction.  The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognized in relation to these temporary differences if they arose on goodwill or in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.  Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.  66

 Notes to the Consolidated Financial Statements continued  Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.  The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.  Unrecognized deferred income tax assets are reassessed at each balance date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.  Current and deferred tax balances attributable to amounts recognized directly in equity are also recognized directly in equity.  Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against tax liabilities and the deferred tax liabilities relate to the same taxable entity and the same taxation authority.  Employee Entitlements  Provision is made for the Group’s liability for employee benefits arising from services rendered by employees to balance date.  Employee benefits that are expected to be settled wholly within 12 months have been measured at the amounts expected  to be paid when the liability is settled, plus related on-costs.  Earnings per Share  Basic earnings per share (“EPS”) is calculated by dividing the net profit attributable to members of the Company for the reporting period, after excluding any costs of servicing equity, by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.  Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after-tax effect of financing costs associated with dilutive potential Ordinary Shares and the effect on revenues and expenses of conversion to Ordinary Shares associated with dilutive potential Ordinary Shares, by the weighted average number of Ordinary Shares and dilutive Ordinary Shares adjusted for any bonus issue.  Use and Revision of Accounting Estimates, Judgements and Assumptions  The preparation of the financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.  In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognized in the financial statements are described in the following notes:  •  •  •  •  Functional currency (Note 1(e));  Impairment of exploration and evaluation assets (Note 9); Lease accounting (Note 12); and  Share-based payments (Note 19).  (s) Operating Segments  An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start-up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the board of directors.  67  Notes to the Consolidated Financial Statements

 Notes to the Consolidated Financial Statements continued  •  •  •  •  •  Nature of the products and services; Nature of the production processes;  Type or class of customer for the products and services;  Methods used to distribute the products or provide the services; and if applicable Nature of the regulatory environment.  1. STATEMENT OF MATERIAL ACCOUNTING POLICIES continued  (s) Operating Segments continued  Operating segments have been identified based on the information provided to the chief operating decision makers, being the board of directors.  The group aggregates two or more operating segments when they have similar economic characteristics, and the segments are similar in each of the following respects:  Operating segments that meet the quantitative criteria as prescribed by AASB 8 are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.  Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.  Currently, the Group has only one operating segment.  Impairment of Non-Financial Assets  The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.  In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  An assessment is also made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. After such a reversal the depreciation charge  is adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.  Fair Value Estimation  The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.  The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities classified as fair value through other comprehensive income) is based on quoted market prices at the reporting date.  The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.  68

 Notes to the Consolidated Financial Statements continued  The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the reporting date.  The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.  Issued and Unissued Capital  Ordinary Shares and Performance Shares are classified as equity. Issued and paid-up capital is recognized at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.  Dividends  Provision is made for the amount of any dividend declared on or before the end of the year but not distributed at balance date.  Share-Based Payments  Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. The fair value of options is estimated using the Black Scholes option valuation model. The fair value of performance rights that have market-based vesting conditions is estimated using a trinomial valuation model. The fair value of restricted stock units and performance rights that do not have market-based vesting conditions are estimated based on the underlying share price. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss over the remaining vesting period, with a corresponding adjustment to the share-based payments reserve.  Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where ordinary shares are issued, the transaction is recorded at fair value based on the quoted price of the ordinary shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.  Leases  The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.  The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.  Right-of-Use Assets  The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted  for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.  69  Notes to the Consolidated Financial Statements

 Notes to the Consolidated Financial Statements continued  1. STATEMENT OF MATERIAL ACCOUNTING POLICIES continued  (y) Leases continued  Lease liabilities  At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.  In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.  Short-term Leases and Leases of Low-Value Assets  The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.  70

 Notes to the Consolidated Financial Statements continued  2. INCOME AND EXPENSES  Note  2024  US$  2023  US$  Finance income  Interest income  546,029  139,697  Net foreign exchange gain  –  354,772  546,029  494,469  Finance costs  Interest expense  (122,736)  (88,138)  Net foreign exchange loss  (48,588)  –  Other finance costs  (15,796)  –  (187,119)  (88,138)  Other income and expenses  Other income  629,815  60,470  Impairment of property, plant and equipment  (198,750)  –  Loss on disposal of property, plant and equipment  (16,353)  –  Loss on derecognition of financial asset  –  (250,000)  414,712  (189,530)  Depreciation and amortization  Amortization of right-of-use assets  8  (521,099)  (249,387)  Depreciation of property, plant and equipment  8  (124,752)  (177,147)  (645,851)  (426,534)  Employee benefits expense  Wages and salaries  (7,119,583)  (4,714,673)  Employee benefits  (1,530,951)  (808,717)  Post-employment benefits  (180,661)  (134,074)  Share-based payment expenses  (3,791,541)  (2,589,413)  (12,622,736)  (8,246,877)  71  Notes to the Consolidated Financial Statements

 Notes to the Consolidated Financial Statements continued  3. INCOME TAX  2024  US$  2023  US$  Recognized in profit or loss  Current income tax:  Current income tax benefit in respect of the current year  –  –  Deferred income tax:  Origination and reversal of temporary differences  –  –  Income tax expense reported in profit or loss  –  –  Reconciliation between tax expense and accounting loss before income tax  (21,843,646)  (17,444,754)  Accounting loss before income tax  At the Australian income tax rate of 30%  (6,553,094)  (5,233,426)  Effect of lower income tax rate in the United States  631,007  488,952  Expenditure not allowable for income tax purposes  1,427,582  870,584  Exchange differences  (2,369)  5,329  Adjustments in respect of deferred tax of previous years  583,422  (182,314)  Effect of deferred tax assets not brought to account  3,913,452  4,050,875  Income tax expense reported in profit or loss  –  –  Deferred tax assets and liabilities  Deferred tax liabilities:  Right-of-use assets  414,270  305,000  Deferred tax assets used to offset deferred tax liabilities  (414,270)  (305,000)  –  –  Deferred tax assets:  Accrued expenditures  70,662  139,113  Provisions  75,215  21,956  Lease liabilities  383,082  246,832  Capital allowances  10,896,126  3,241,541  Tax losses available to offset against future taxable income  1,556,178  5,361,043  Deferred tax assets used to offset deferred tax liabilities  (414,270)  (305,000)  Other deferred tax assets not brought to account1  (12,566,993)  (8,705,485)  –  –  Notes:  1. The benefit of deferred tax assets not brought to account will only be subsequently recognized if: (a) future assessable income  is derived of a nature and of an amount sufficient to enable the benefit to be realized; (b) the conditions for deductibility imposed  by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the Group in realising the benefit.  72

 Notes to the Consolidated Financial Statements continued  DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES  No dividends have been paid or proposed for the year ended June 30, 2024 (2023: nil).  CASH AND CASH EQUIVALENTS  2024  US$  2023  US$  Cash at bank and on hand  33,157,356  11,937,941  33,157,356  11,937,941  Reconciliation of loss before income tax to net cash flows from operations  Loss for the year  (21,843,646)  (17,444,754)  Adjustment for non-cash income and expense items  Share-based payments expense  3,791,541  2,589,413  Amortization of right-of-use assets  521,099  249,387  Depreciation of property, plant and equipment  124,752  177,147  Net foreign exchange loss/(gain)  48,587  (354,772)  Loss on derecognition of financial asset  –  250,000  Loss on disposal of property, plant and equipment  16,353  –  Impairment loss  198,750  –  Changes in assets and liabilities  Increase in receivables and prepayments  (2,073,614)  (650,067)  Increase/(decrease) in payables and provisions  609,115  (680,748)  Net cash outflow from operating activities  (18,607,063)  (15,864,394)  6. TRADE AND OTHER RECEIVABLES  2024  US$  2023  US$  Current  Receivables from U.S. Government1  1,655,435  –  Receivables from other third-parties  646,575  228,395  Total trade and other receivables  2,302,010  228,395  Notes:  1. During fiscal 2024, the U.S. Department of Defense (U.S. DoD) contracted to award the Group US$12.7 million in funding under the Defense Production Act (DPA) Title III authorities to address U.S. titanium supply chain vulnerabilities. This funding is being applied towards the Group’s Titanium Production Facility. Title to all assets purchased by the Group with funds from the U.S. government vest with the U.S. government during the term of the technology investment agreement. At the end of the agreement, title may be transferred back to the Group subject to certain conditions.  73  Notes to the Consolidated Financial Statements

74

Notes to the Consolidated Financial Statements continued

7. PREPAYMENTS

	2024 US$	2023 US$
Current		
Blacksand option prepayments[1]	5,500,000	–
Other prepayments	571,735	588,395
Total current prepayments	6,071,735	588,395
Non-current		
Blacksand option prepayments[1]	–	3,000,000
Total non-current prepayments	–	3,000,000
Total prepayments	**6,071,735**	**3,588,395**

Notes:

1. At June 30, 2024, the Group had an exclusive option to purchase certain assets (including all intellectual property rights) of Blacksand Technology, LLC ("Blacksand"). Blacksand holds the exclusive commercial licensing rights for more than 40 global patents through a license agreement with the University of Utah including the global patents for patented technologies that can produce low-cost and low-carbon titanium metal. The Group can exercise its option any time prior to December 31, 2024 ("Option Period"). At June 30, 2024, as consideration for the option, IperionX has made option payments to Blacksand totalling US$5,500,000 during the Option Period (US$1,500,000 paid in January 2023, US$1,500,000 paid in June 2023, US$500,000 paid in January 2024, and US$2,000,000 satisfied through the issue of shares in IperionX in January 2024), with a final option payment of US$500,000 payable in July 2024. These prepayments represent the option payments paid to Blacksand. Refer to Note 23 for further details.

8. PROPERTY, PLANT AND EQUIPMENT

	Plant and Equipment US$	Right-of-Use Assets US$	Total US$
2024			
Carrying amount at July 1, 2023	2,822,765	1,167,018	3,989,783
Additions	5,745,871	939,196	6,685,067
Disposals	(2,056,437)	–	(2,056,437)
Impairment	(198,750)	–	(198,750)
Depreciation	(124,752)	(521,099)	(645,851)
Carrying amount at June 30, 2024	**6,188,697**	**1,585,115**	**7,773,812**
– at cost	6,508,437	2,483,072	8,991,509
– accumulated depreciation and impairment	(319,740)	(897,957)	(1,217,697)
2023			
Carrying amount at July 1, 2022	922,118	465,868	1,387,986
Additions	2,077,794	950,537	3,028,331
Depreciation	(177,147)	(249,387)	(426,534)
Carrying amount at June 30, 2023	**2,822,765**	**1,167,018**	**3,989,783**
– at cost	3,034,599	1,543,876	4,578,475
– accumulated depreciation and impairment	(211,834)	(376,858)	(588,692)

 Notes to the Consolidated Financial Statements continued  9. EXPLORATION AND EVALUATION ASSETS  Titan Project1  US$  2024  Carrying amount at July 1, 2023  3,059,021  Additions  3,055,040  Carrying amount at June 30, 20241, 2  6,114,061  2023  Carrying amount at July 1, 2022  2,431,229  Additions  627,792  Carrying amount at June 30, 2023  3,059,021  Notes:  At June 30, 2024, the Titan Project comprised of approximately 11,054 acres of surface and associated mineral rights in Tennessee prospective for heavy mineral sands, including titanium, rare earth minerals, high grade silica sand, and zircon, of which approximately 1,486 acres are owned by IperionX, approximately 242 acres are subject to long-term lease by IperionX, and approximately 9,326 acres are subject to exclusive option agreements with IperionX. These exclusive option agreements, upon exercise, allow the Group to lease, or in some cases purchase, the surface property and associated mineral rights.  The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.  10. TRADE AND OTHER PAYABLES  2024  US$  2023  US$  Current  Trade payables  1,309,067  711,011  Accruals  259,325  455,241  Other payables  749,438  14,732  Total trade and other payables  2,317,830  1,180,984  75  Notes to the Consolidated Financial Statements

 Notes to the Consolidated Financial Statements continued  11. LOANS AND BORROWINGS  2024  US$  2023  US$  Current  Lease liabilities  439,382  376,655  Other loans and borrowings  6,373  5,971  Total current loans and borrowings  445,755  382,626  Non-current  Lease liabilities  1,026,398  567,796  Other loans and borrowings  18,520  24,892  Total non-current loans and borrowings  1,044,918  592,688  Total loans and borrowings  1,490,673  975,314  (a) Reconciliation  Balance at  July 1, 2023  US$  Additions  US$  Repayments  US$  Balance at  June 30, 2024  US$  Lease liabilities  944,451  939,195  (417,866)  1,465,780  Other loans and borrowings  30,863  –  (5,970)  24,893  Total loans and borrowings  975,314  939,195  (423,836)  1,490,673  12. LEASES  The Group leases office premises, vehicles, and plant and equipment in the United States. No restrictions or covenants are imposed by the leases.  The carrying amounts of right-of-use assets (included under property, plant and equipment) and the movements during the year are in Note 8.  The carrying amounts of lease liabilities (included under financial liabilities) and the movements during the year are set out  in Note 11.  The following are the amounts recognized in profit or loss in respect of leases:  Note  2024  US$  2023  US$  Amortization of right-of-use assets  8  (521,099)  (249,387)  Interest expense on lease liabilities  (106,474)  (78,040)  Expense relating to short-term leases and leases of low-value assets  (72,542)  (85,100)  Net amount recognized in profit or loss  (700,115)  (412,527)  76

Notes to the Consolidated Financial Statements 77

Notes to the Consolidated Financial Statements continued

13. CONTRIBUTED EQUITY

	Note	2024 US$	2023 US$
Issued capital			
257,244,759 (2023: 193,493,973) fully paid ordinary shares	13(a)	**112,959,638**	**58,764,248**

(a) Movements in Issued Capital

	Number of Ordinary Shares	Number of Class A Performance Shares	Number of Class B Performance Shares	US$
2024				
Opening balance at July 1, 2023	193,493,973	19,800,000	19,800,000	58,764,248
Issue of shares – share placements	43,476,381	–	–	45,740,157
Issue of shares – exercise of options	11,231,823	–	–	4,335,005
Issue of shares – conversion of RSUs	341,461	–	–	2,757,730
Issue of shares – conversion of rights	5,140,420	–	–	225,734
Issue of shares to consultants	554,538	–	–	470,000
Issue of shares to Blacksand in lieu of cash	3,006,163	–	–	2,000,000
Share issue costs	–	–	–	(1,333,236)
Closing balance at June 30, 2024	**257,244,759**	**19,800,000**	**19,800,000**	**112,959,638**
2023				
Opening balance at July 1, 2022	140,288,491	19,800,000	19,800,000	29,782,268
Issue of shares – share placements	50,000,000	–	–	29,637,300
Issue of shares – exercise of options	2,102,363	–	–	477,156
Issue of shares – conversion of RSUs	200,001	–	–	167,487
Issue of shares – conversion of performance rights	215,495	–	–	216,007
Issue of shares to consultant	687,623	–	–	350,000
Share issue costs	–	–	–	(1,865,970)
Closing balance at June 30, 2023	**193,493,973**	**19,800,000**	**19,800,000**	**58,764,248**

(b) Rights Attaching to Ordinary Shares

The rights attaching to fully paid ordinary shares ("Ordinary Shares") arise from a combination of the Company's Constitution, statute and general law:

- **Shares** – The issue of shares in the capital of the Company and options over unissued shares by the Company is under the control of the directors, subject to the *Corporations Act 2001*, ASX Listing Rules and any rights attached to any special class of shares.
- **Meetings of Members** – Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by the *Corporations Act 2001*. The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is two shareholders. The Company holds annual general meetings in accordance with the *Corporations Act 2001* and the Listing Rules.

 Notes to the Consolidated Financial Statements continued  •  Voting – Subject to any rights or restrictions at the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents. On a poll each eligible member has one vote for each fully paid share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.  Changes to the Constitution – The Company’s Constitution can only be amended by a special resolution passed by at least three quarters of the members present and voting at a general meeting of the Company. At least 28 days’ written notice specifying the intention to propose the resolution as a special resolution must be given.  Listing Rules – Provided the Company remains admitted to the Official List, then despite anything in its Constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules. The Company’s Constitution will be deemed to comply with the Listing Rules as amended from time to time.  •  •  (c) Rights Attaching to Performance Shares  Performance Shares comprise 19,800,000 Class A and 19,800,000 Class B Performance Shares issued in relation to the  acquisition of Hyperion Metals (Australia) Pty Ltd and are issued based upon the following terms and conditions:  •  •  •  •  The Performance Shareholders are not entitled to a dividend; The Performance Shares are not transferable;  The Performance Shareholders shall have no right to vote, subject to the Corporations Act; The Performance Shares will convert into Ordinary Shares as follows:  Each Class A Performance Share will convert into one (1) Ordinary Share upon completion of a positive pre-feasibility study (prepared in accordance with the JORC Code and independently verified by a Competent Person) for heavy mineral sands mining and processing on any of the Titan Project area which demonstrates a net present value of  at least A$200,000,000 before September 17, 2024 (the “Pre-Feasibility Study Milestone”);  Each Class B Performance Share will convert into one (1) Ordinary Share upon the commencement of commercial production from the Titan Project area before September 17, 2025 (the “First Production Milestone”);  All Performance Shares shall automatically convert into Ordinary Shares upon the occurrence of certain change of control events; and  To the extent that any Performance Shares have not converted into Ordinary Shares by the applicable expiry date, all such Performance Shares for each holder will automatically lapse and be combined into one single Performance Share that will then convert into one single Ordinary Share. If the Class A Performance Shares have not converted into Ordinary Shares by the applicable expiry date, then the 19,800,000 Class A Performance Shares will convert into 30 Ordinary Shares. If the Class B Performance Shares have not converted into Ordinary Shares by the applicable expiry date, then the 19,800,000 Class B Performance Shares will convert into 30 Ordinary Shares. If neither the Class A Performance Shares nor the Class B Performance Shares have converted into Ordinary Shares by the applicable expiry date, then the 39,600,000 Performance Shares will convert into 60 Ordinary Shares;  •  The Ordinary Shares issued on conversion of any Performance Share will rank equally with and confer rights identical with all other Ordinary Shares then on issue and application will be made by the Company to ASX for official quotation of the Ordinary Shares upon the date of conversion;  The Company shall allot and issue Ordinary Shares immediately upon conversion of the Performance Shares for no consideration and shall record the allotment and issue in the manner required by the Corporations Act; and  The Performance Shares are unquoted. No application for quotation of the Performance Shares will be made by the Company.  •  •  13. CONTRIBUTED EQUITY continued  (b) Rights Attaching to Ordinary Shares continued  78

Notes to the Consolidated Financial Statements

79

Notes to the Consolidated Financial Statements continued

14. RESERVES

	Note	2024 US$	2023 US$
Share-based payments reserve	14(b)	13,440,265	15,004,052
Foreign currency translation reserve	14(f)	(1,178,258)	(1,008,244)
		12,262,007	**13,995,808**

(a) Nature and Purpose of Reserves

(i) Share-Based Payments Reserve

The share-based payments reserve is used to record the fair value of Unlisted Options, Restricted Stock Units and Performance Rights issued by the Group.

(ii) Foreign Currency Translation Reserve

Exchange differences arising on translation of entities whose functional currency is different to the Group's presentation currency are taken to the foreign currency translation reserve, as described in Note 1(e).

(b) Movements in Share-Based Payments Reserve During the Year

	Number of Unlisted Options (Note 14(c))	Number of Performance Rights (Note 14(d))	No. of Restricted Stock Units (Note 14(e))	US$
2024				
Opening balance at July 1, 2023	23,011,372	29,146,000	824,371	15,004,052
Grant of employee rights and RSUs	–	4,021,000	3,894,124	–
Exercise of options, rights and RSUs	(11,262,000)	(5,147,665)	(341,461)	(4,726,904)
Issue of shares to a consultant	–	–	–	(470,000)
Expiry of employee rights	–	(550,000)	–	(158,424)
Share-based payment expense	–	–	–	3,791,541
Closing balance at June 30, 2024	**11,749,372**	**27,469,335**	**4,377,034**	**13,440,265**
2023				
Opening balance at July 1, 2022	23,824,000	27,620,000	600,000	12,985,856
Grant of employee incentive securities	424,372	1,935,000	424,372	–
Grant of options to financial advisor	1,000,000	–	–	354,788
Exercise of options	(2,237,000)	–	–	(192,511)
Conversion of RSUs	–	(329,000)	–	(167,487)
Conversion of performance rights	–	–	(200,001)	(216,007)
Issue of shares to a consultant	–	–	–	(350,000)
Lapse of employee incentive securities	–	(80,000)	–	–
Share-based payment expense	–	–	–	2,589,413
Closing balance at June 30, 2023	**23,011,372**	**29,146,000**	**824,371**	**15,004,052**

Notes:

1. For details on the valuation of Unlisted Options, Performance Rights and Restricted Stock Units, including models and assumptions used, refer to Note 19 of the financial statements.

 Notes to the Consolidated Financial Statements continued  •  •  Each Unlisted Option entitles the holder to the right to subscribe for one Share upon the exercise of each Unlisted Option; The Unlisted Options outstanding at the end of the financial year have the following exercise prices and expiry dates:  14. RESERVES continued  (c) Terms and Conditions of Unlisted Options  Unlisted Options granted as share-based payments have the following terms and conditions:  2,725,000 vendor unlisted options exercisable at A$0.20 each on or before December 1, 2025 (issued to the original vendors of HMAPL as consideration for the Company’s acquisition of HMAPL in fiscal 2021);  4,000,000 vendor Class A performance options exercisable at A$0.20 each on or before December 1, 2025 (issued to the original vendors of HMAPL as consideration for the Company’s acquisition of HMAPL in fiscal 2021);  4,000,000 vendor Class B performance options exercisable at A$0.20 each on or before December 1, 2025 (issued to the original vendors of HMAPL as consideration for the Company’s acquisition of HMAPL in fiscal 2021);  424,372 director options exercisable at A$0.87 each on or before December 5, 2026; and  600,000 director options exercisable at A$1.33 each on or before September 9, 2025.  •  •  •  •  •  The Unlisted Options are exercisable at any time prior to the Expiry Date, subject to vesting conditions being satisfied (if applicable);  Shares issued on exercise of the Unlisted Options rank equally with the then Shares of the Company;  Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Unlisted Options;  If there is any reconstruction of the issued share capital of the Company, the rights of the Unlisted Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and  No application for quotation of the Unlisted Options will be made by the Company.  (d) Terms and Conditions of Performance Rights  Performance Rights granted as share-based payments have the following terms and conditions:  •  •  •  Each Performance Right automatically converts into one Share upon vesting of the Performance Right;  Each Performance Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Performance Right to vest;  The Performance Rights outstanding at the end of the financial year have the following performance conditions and expiry dates:  1,325,000 employee performance rights that vest upon achieving a 30-day VWAP of A$2.00 per share (25,000 expiring December 22, 2024 and 1,300,000 expiring April 23, 2026);  7,811,667 employee performance rights that vest upon achieving a 30-day VWAP of A$3.00 per share (25,000 expiring December 22, 2025, 150,000 expiring March 1, 2026, 7,536,667 expiring April 23, 2026, and 100,000 expiring  December 22, 2026);  16,476,668 employee performance rights that vest upon achieving a 30-day VWAP of A$4.00 per share (1,000,000 expiring April 6, 2025, 50,000 expiring December 22, 2025, 150,000 expiring March 1, 2026, 11,771,668 expiring  April 23, 2026, 175,000 expiring December 22, 2026 and 3,330,000 expiring December 21, 2028); and  1,856,000 employee performance rights that vest upon achieving various (non-market based) performance conditions (1,000,000 expiring April 6, 2025, 271,000 expiring December 22, 2025, 55,000 expiring December 31, 2025, 200,000  expiring April 23, 2026, 275,000 expiring December 22, 2026, and 55,000 expiring December 31, 2026).  •  •  Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the Performance Rights;  If there is any reconstruction of the issued share capital of the Company, the rights of the Performance Right holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;  80

 Notes to the Consolidated Financial Statements continued  •  •  No application for quotation of the Performance Rights will be made by the Company; and  Without approval of the Board, Performance Rights may not be transferred, assigned or novated, except, upon death, a participant’s legal personal representative may elect to be registered as the new holder of such Performance Rights and exercise any rights in respect of them.  (e) Terms and Conditions of Restricted Stock Units  Restricted stock units (“RSUs”) granted as share-based payments have the following terms and conditions:  •  •  •  Each RSU automatically converts into one Share upon vesting of the RSU;  Each RSU is subject to service based performance conditions (as determined by the Board from time to time) which must be satisfied in order for the RSU to vest;  The RSUs outstanding at the end of the financial year have the following conditions and expiry dates:  199,998 director RSUs that vest upon achieving various service-based conditions, expiring September 9, 2025;  282,912 director RSUs that vest upon achieving various service-based conditions, expiring December 5, 2026;  405,124 director RSUs that vest upon achieving various service-based conditions, expiring December 5, 2027; and  3,489,000 employee RSUs that vest upon achieving various service-based conditions, expiring December 31, 2027.  •  •  •  •  Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the RSUs;  If there is any reconstruction of the issued share capital of the Company, the rights of the RSU holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;  No application for quotation of the RSUs will be made by the Company; and  Without approval of the Board, RSUs may not be transferred, assigned or novated, except, upon death, a participant’s legal personal representative may elect to be registered as the new holder of such RSUs and exercise any rights in respect of them.  (f) Movements in Foreign Currency Translation Reserve During the Year  2024  US$  2023  US$  Balance at start of year  (1,008,244)  (596,331)  Exchange differences arising on translation into presentation currency  (170,014)  (411,913)  Balance at June 30  (1,178,258)  (1,008,244)  15. ACCUMULATED LOSSES  2024  US$  2023  US$  Balance at start of year  (52,196,828)  (34,752,074)  Net loss for the year  (21,843,646)  (17,444,754)  Adjustment for expiry of employee rights  158,424  –  Balance at June 30  (73,882,050)  (52,196,828)  81  Notes to the Consolidated Financial Statements

 Notes to the Consolidated Financial Statements continued  16. LOSS PER SHARE  2024  US$  2023  US$  Basic loss per share  (0.10)  (0.11)  Diluted loss per share  (0.10)  (0.11)  The following reflects the income and share data used in the calculations of basic earnings per share:  2024  US$  2023  US$  Net loss  (21,843,646)  (17,444,754)  Net loss used in calculating basic and dilutive earnings per share  (21,843,646)  (17,444,754)  Number of Ordinary  Shares  2024  Number of Ordinary  Shares  2023  Weighted average number of Ordinary Shares used in calculating basic and dilutive earnings per share  217,842,947  168,029,357  Anti-Dilutive Securities  As at June 30, 2024, 11,749,372 Unlisted Options, 27,469,335 Performance Rights, 4,377,034 Restricted Stock Units and  39,600,000 Performance Shares, which together represent 83,195,741 potential Ordinary Shares (2023: 92,581,743), were not included in the calculation of diluted loss per share because they are considered anti-dilutive as they would decrease the loss per share for the years presented.  Conversions, Calls, Subscriptions or Issues after June 30, 2024  Subsequent to June 30, 2024, the Company has:  •  •  issued 3,701,630 ordinary shares pursuant to a placement of ordinary shares; and issued 25,000 ordinary shares pursuant to the exercise of unlisted options.  Other than as above, there have been no other conversions to, calls of, or subscriptions for Ordinary Shares or issues of potential Ordinary Shares since the reporting date and before the completion of this financial report.  17. RELATED PARTIES  (a) Subsidiaries  Hyperion Metals (Australia) Pty Ltd  Australia  100  100  IperionX Critical Minerals LLC  United States  100  100  IperionX Technology LLC  United States  100  100  IperionX Inc.  United States  100  100  Calatos Pty Ltd LLC  United States  –  100  Country of Incorporation  Equity Interest  2024%  2023%  82

 Notes to the Consolidated Financial Statements continued  Ultimate Parent  IperionX Limited is the ultimate parent of the Group.  Key Management Personnel  The aggregate compensation made to Key Management Personnel of the Group is set out below:  2024  US$  2023  US$  Short-term employee benefits  3,100,958  2,109,813  Post-employment benefits  68,300  47,502  Share-based payments  2,749,346  1,650,382  Total compensation  5,918,604  3,807,697  No loans were provided to or received from Key Management Personnel during the year ended June 30, 2024 (2023: nil).  (d) Other Transactions with Related Parties  Performance Industries, Inc., a company associated with Mr. Scott Sparks, Chief Operating Officer of the Company, was paid US$53,138 during the 2024 financial year for the provision of engineering and construction services to the Group. The Company considers that the services provided by Performance Industries, Inc. were provided on an arm’s length or better basis.  Mr. Gregory Swan provides services as the Company Secretary through a services agreement with Apollo Group. Apollo Group was paid or is payable A$413,000 (2023: $318,000) for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group. The agreement has no fixed term and is able to be terminated by either party by providing one (1) month’s notice. The Company considers that the services provided by Apollo Group were provided on an arm’s length or better basis.  Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.  18. PARENT ENTITY DISCLOSURES  (a) Financial Position  2024  US$  2023  US$  Assets  Current Assets  30,847,407  11,412,933  Non-Current Assets  21,665,424  9,772,836  Total Assets  52,512,831  21,185,769  Liabilities  1,173,236  622,541  Current Liabilities  Total Liabilities  1,173,236  622,541  Equity  Contributed equity  112,959,638  58,764,248  Reserves  10,836,448  12,392,538  Accumulated losses  (72,456,491)  (50,593,558)  Total Equity  51,339,595  20,563,228  83  Notes to the Consolidated Financial Statements

84

Notes to the Consolidated Financial Statements continued

18. PARENT ENTITY DISCLOSURES continued

(b) Financial Performance

	2024 US$	2023 US$
Loss for the year	(21,862,933)	(11,811,835)
Other comprehensive (loss)	7,697	(1,469,797)
Total comprehensive loss	**(21,855,236)**	**(13,281,632)**

(c) Other

No guarantees have been entered into by the parent entity in relation to its subsidiaries. Refer to Note 23 for details of contingent assets and liabilities.

19. SHARE-BASED PAYMENTS

(a) Recognized Share-Based Payment Expense

From time to time, the Group grants ordinary shares ("Shares"), unlisted options ("Options"), performance rights ("Rights"), and restricted stock units ("RSUs") to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements. The number of Shares, Options, Rights, and RSUs granted, and the terms of the Shares, Options, Rights and RSU's granted are determined by the Board. Shareholder approval is sought where required.

During fiscal 2024 and fiscal 2023, the following equity-settled share-based payments have been recognized in profit or loss:

	2024 US$	2023 US$
Expense arising from staff remuneration arrangements	(3,791,541)	(2,589,413)
Total expense arising from equity-settled share-based payment transactions	**(3,791,541)**	**(2,589,413)**

In addition to share-based payment expenses recognized through profit or loss, a share-based payment of US$2,000,000 was recognized as an asset (prepayments) during the 2024 financial year, relating to the issue of 3,006,163 new fully paid ordinary shares to nominees of Blacksand in lieu of future cash option payments totalling US$2,000,000 owed to Blacksand under the option agreement between the Company and Blacksand.

(b) Summary of Securities Granted as Share-Based Payments

The following table illustrates the number and weighted average exercise prices ("WAEP") of Options, Rights, and RSUs granted as share-based payments at the beginning and end of the financial year:

	2024 Number	2024 WAEP	2023 Number	2023 WAEP
Outstanding at beginning of year	52,981,743	A$0.14	52,044,000	A$0.12
Options granted during the year	–	–	1,424,372	A$1.03
Rights granted during the year	4,021,000	–	1,935,000	–
RSUs granted during the year	3,894,124	–	424,372	–
Options exercised during the year	(11,262,000)	(A$0.35)	(2,237,000)	(A$0.26)
Rights converted during the year	(5,147,665)	–	(329,000)	–
RSUs converted during the year	(341,461)	–	(200,001)	–
Rights lapsed/forfeited during the year	(550,000)	–	(80,000)	–
Outstanding at end of year	**43,595,741**	**A$0.08**	**52,981,743**	**A$0.14**

 Notes to the Consolidated Financial Statements continued  The following Shares, Options, Rights and RSUs were granted as share-based payments during fiscal 2024 and fiscal 2023:  2024  Security Type  Number  Grant Date  Expiry Date  Exercise  Price A$  Vesting Hurdle (30–day VWAP)  A$  Fair Value A$  Series 1  Shares  116,538  15-Aug-23  –  –  –  $0.983  Series 2  Rights  21,000  15-Aug-23  22-Dec-24  –  –  $1.095  Series 3  Rights  10,000  15-Aug-23  22-Dec-25  –  –  $1.095  Series 4  Rights  10,000  15-Aug-23  22-Dec-26  –  –  $1.095  Series 5  Rights  200,000  18-Dec-23  23-Apr-26  –  $3.00  $0.788  Series 6  Rights  300,000  18-Dec-23  23-Apr-26  –  $4.00  $0.630  Series 7  Rights  3,330,000  18-Dec-23  21-Dec-28  –  $4.00  $1.008  Series 8  Shares  388,000  30-Jan-24  –  –  –  $1.365  Series 9  Shares  50,000  30-Jan-24  –  –  –  $1.365  Series 10  RSUs  1,434,000  26-Mar-24  31-Dec-27  –  –  $2.270  Series 11  RSUs  2,055,000  9-Apr-24  31-Dec-27  –  –  $2.270  Series 12  RSUs  405,124  22-Nov-23  5-Dec-27  –  –  $1.415  Series 13  Rights  75,000  21-May-24  23-Apr-26  –  $3.00  $1.612  Series 14  Rights  75,000  21-May-24  23-Apr-26  –  $4.00  $1.322  85  Notes to the Consolidated Financial Statements

86

Notes to the Consolidated Financial Statements continued

19. SHARE-BASED PAYMENTS continued

(b) Summary of Securities Granted as Share-Based Payments continued

2023	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 1	Options	1,000,000	14-Sep-22	14-Sep-25	A$1.10	–	$0.519
Series 2	Options	424,372	25-Nov-22	05-Dec-26	A$0.87	–	$0.424
Series 3	RSUs	424,372	25-Nov-22	05-Dec-26	–	–	$0.740
Series 4	Rights	400,000	8-Aug-22	23-Apr-26	–	A$3.00	$0.354
Series 5	Rights	400,000	8-Aug-22	23-Apr-26	–	A$4.00	$0.293
Series 6	Rights	200,000	8-Aug-22	23-Apr-26	–	–	$0.675
Series 7	Rights	10,000	6-Sep-22	23-Apr-26	–	A$2.00	$0.617
Series 8	Rights	15,000	6-Sep-22	23-Apr-26	–	A$3.00	$0.496
Series 9	Rights	35,000	6-Sep-22	23-Apr-26	–	A$4.00	$0.428
Series 10	Rights	10,000	6-Jun-22	23-Apr-26	–	A$2.00	$0.556
Series 11	Rights	15,000	6-Jun-22	23-Apr-26	–	A$3.00	$0.460
Series 12	Rights	20,000	6-Jun-22	23-Apr-26	–	A$4.00	$0.390
Series 13	Rights	10,000	8-Jun-22	31-Dec-24	–	–	$0.780
Series 14	Rights	10,000	8-Jun-22	31-Dec-25	–	–	$0.780
Series 15	Rights	10,000	8-Jun-22	31-Dec-26	–	–	$0.780
Series 16	Shares	687,623	20-Dec-22	–	–	–	$0.775
Series 17	Rights	400,000	1-Feb-23	31-Jan-27	–	–	$0.880
Series 18	Rights	25,000	16-Mar-23	23-Apr-26	–	A$3.00	$0.286
Series 19	Rights	25,000	16-Mar-23	23-Apr-26	–	A$4.00	$0.219
Series 20	Rights	175,000	1-Apr-23	23-Apr-26	–	A$3.00	$0.321
Series 21	Rights	175,000	1-Apr-23	23-Apr-26	–	A$4.00	$0.247

(c) Weighted Average Remaining Contractual Life

At June 30, 2024, the weighted average remaining contractual life of Unlisted Options, Performance Rights and Restricted Stock Units that had been granted as share-based payments was 2.03 years (2023: 2.27 years).

(d) Weighted Average Fair Value

The weighted average fair value of Unlisted Options, Performance Rights and Restricted Stock Units granted as share-based payments by the Group during the year ended June 30, 2024, was A$1.57 (2023: A$0.51).

(e) Range of Exercise Prices

At June 30, 2024, the range of exercise prices of Unlisted Options that had been granted as share-based payments was A$0.20 to A$1.33 (2023: A$0.20 to A$0.1.33).

Notes to the Consolidated Financial Statements

87

Notes to the Consolidated Financial Statements continued

(f) Option, Right and RSU Pricing Models

The fair value of granted Options is estimated as at the date of grant using the Black Scholes option valuation model taking into account the terms and conditions upon which the Unlisted Options were granted.

The fair value of granted Rights that have market-based vesting conditions is estimated as at the date of grant using a trinomial valuation model taking into account the market-based vesting criteria upon which the Rights were granted.

The fair value of granted RSUs and Rights that do not have market-based vesting conditions are estimated as at the date of grant based on the underlying share price.

The tables below list the inputs to the valuation models used for Options, Rights, and RSUs granted by the Group during fiscal 2024 and fiscal 2023:

	2024		2023		
	RSUs and Rights that don't have market-based vesting conditions	Rights that have market-based vesting conditions	Options	RSUs and Rights that don't have market-based vesting conditions	Rights that have market-based vesting conditions
Fair value at grant date (weighted average)	A$2.170	A$0.986	A$0.491	A$0.782	A$0.322
Share price at grant date (weighted average)	A$2.170	A$1.361	A$0.880	A$0.927	A$0.708
Vesting hurdle (30-day VWAP) (weighted average)	–	A$3.931	–	–	A$3.49
Exercise price (weighted average)	–	–	A$1.03	–	–
Expected life (weighted average)[1]	3.79 years	4.56 years	3.31 years	4.42 years	3.51 years
Risk-free interest rate (weighted average)	–	3.752%	3.310%	–	2.965%
Expected volatility (weighted average)[2]	–	80%	87%	–	78%
Expected dividend yield[3]	–	–	–	–	–

Notes:

1. The expected life is based on the expiry date of the options or rights.
2. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
3. The dividend yield reflects the assumption that the current dividend payout will remain unchanged.

20. AUDITORS' REMUNERATION

	2024 US$	2023 US$
PwC and related network firms:		
Audit or review of financial reports – Group	270,955	386,587
	270,955	**386,587**

 Notes to the Consolidated Financial Statements continued  21. SEGMENT INFORMATION  AASB 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated  Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. The Consolidated Entity operates in one segment, being exploration and evaluation of mineral properties in the U.S. and research and development of associated metals technologies to support an integrated titanium processing operation.  (a) Reconciliation of non-current assets by geographical location  2024  US$  2023  US$  United States of America  13,887,873  10,048,804  13,887,873  10,048,804  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES  Overview  The Group’s principal financial instruments comprise cash, receivables, other financial assets, payables, loans and borrowings, and lease liabilities. The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.  This note presents information about the Group’s exposure to each of the above risks, its objectives, policies and processes for measuring and managing risk, and the management of capital.  The Group manages its exposure to key financial risks in accordance with the Group’s financial risk management policy. Key risks are monitored and reviewed as circumstances change and policies are revised as required. The overall objective of the Group’s financial risk management policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.  Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Group does not enter into derivative transactions to mitigate the financial risks. In addition, the Group’s policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As the Group’s operations change, the Directors will review this policy periodically going forward.  The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing the Group’s financial risks as summarised below.  Credit Risk  Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This arises principally from cash and cash equivalents, receivables, and other financial assets.  There are no significant concentrations of credit risk within the Group. The carrying amount of the Group’s financial assets represents the maximum credit risk exposure, as represented below:  Note  2024  US$  2023  US$  Cash and cash equivalents  5  33,157,356  11,937,941  Trade and other receivables  2,302,010  228,395  35,459,366  12,166,336  With respect to credit risk arising from cash and cash equivalents, the Group’s exposure arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.  88

Notes to the Consolidated Financial Statements 89

Notes to the Consolidated Financial Statements continued

Trade and other receivables comprise primarily deposits, accrued interest and GST refunds due. Where possible the Group trades only with recognized, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. There were no past due receivables at the date of this report.

(c) Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board's approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due. At June 30, 2024, the Group had sufficient liquid assets to meet its financial obligations.

The Group had no financial covenants during the 2024 and 2023 financial periods, as the Group's lease liabilities and other loans and borrowings do not impose any financial covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

The contractual maturities of financial liabilities, including estimated interest payments, are provided below. There are no netting arrangements in respect of financial liabilities.

	≤1 Year US$	1–5 Years US$	≥5 Years US$	Total Contractual Cash Flows US$	Carrying Amount of Liabilities US$
2024					
Financial liabilities					
Trade and other payables	2,317,830	–	–	2,317,830	2,317,830
Lease liabilities	439,382	1,336,962	–	1,776,344	1,465,780
Other loans and borrowings	6,373	20,117	–	26,490	24,893
	2,763,585	1,357,079	–	4,120,664	3,808,503
2023					
Financial liabilities					
Trade and other payables	1,180,984	–	–	1,180,984	1,180,984
Lease liabilities	376,655	613,773	–	990,427	944,451
Other loans and borrowings	5,970	27,988	–	33,958	30,863
	1,563,609	641,761	–	2,205,370	2,156,298

(d) Interest Rate Risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate. These financial assets with variable rates expose the Group to cash flow interest rate risk. All other financial assets and liabilities are either non-interest bearing (for example, receivables and payables) or have fixed interest rates (for example, lease liabilities, sub-lease receivables, and loans and borrowings).

At the reporting date, the interest rate profile of the Group's interest-bearing financial instruments was:

	Note	2024 US$	2023 US$
Interest-bearing financial instruments			
Cash at bank and on hand	5	33,157,356	11,937,941
		33,157,356	**11,937,941**

The Group's cash at bank and on hand and short-term deposits had a weighted average floating interest rate at year end of 4.16% (2023: 3.09%).

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

 Notes to the Consolidated Financial Statements continued  22. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES continued  (d) Interest Rate Risk continued  Interest Rate Sensitivity  A sensitivity of 0.5% (50 basis points) has been selected as this is considered reasonable given the current level of both short-term and long-term interest rates. A 0.5% (50 basis points) movement in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.  Profit or Loss  Equity  +0.5%  US$  –0.5%  US$  +0.5%  US$  –0.5%  US$  2024  Cash and cash equivalents  165,787  (165,787)  165,787  (165,787)  2023  Cash and cash equivalents  59,690  (59,690)  59,690  (59,690)  (e) Foreign Currency Risk  Foreign currency risk is the risk that the fair value of future cash outflows will fluctuate because of changes in foreign currency exchange rates.  The Group’s exposure to the risk of changes in foreign exchange rate relates primarily to assets and liabilities that are denominated in currencies other than the functional currency of the group entity.  The Company’s functional currency is Australian dollars. The financial statements are presented in United States dollars which is the Group’s presentation currency.  The Group also has transactional currency exposures relating to transactions denominated in currencies other than the functional currency of the entity.  It is the Group’s policy not to enter into any hedging or derivative transactions to manage foreign currency risk.  At the reporting date, the Group’s exposure to financial instruments denominated in currencies other than the functional currency of the group entity:  Assets and liabilities denominated in currencies other than the functional currency of the group entity  2024  US$ Equivalent  2023  US$ Equivalent  Financial assets  Cash and cash equivalents  25,268,133  8,498,094  Financial liabilities  Trade and other payables  (256,267)  (171,559)  Net exposure  25,011,866  8,326,535  90

Notes to the Consolidated Financial Statements 91

Notes to the Consolidated Financial Statements continued

Foreign Exchange Rate Sensitivity

At the reporting date, had the US$ appreciated or depreciated against the $A, as illustrated in the table below, profit or loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or Loss		Equity	
	+10% US$	−10% US$	+10% US$	−10% US$
2024				
Group	2,501,186	(2,501,186)	2,501,186	(2,501,186)
2023				
Group	832,653	(832,653)	832,653	(832,653)

(f) Commodity Price Risk

The Group's major commodity price exposure is to the price of titanium and titanium products. The price of titanium is affected by numerous factors beyond the control of the Group. The Group is currently researching, developing and commercializing its titanium metal technologies and exploring its mineral properties in the United States. To date, the Group has not had significant sales of titanium and titanium products, but anticipates product sales once the Group's Titanium Production Facility in Virginia has been fully commissioned and started production. We currently do not enter into hedging or derivative transactions to manage commodity price risk.

(g) Capital Management

The Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Given the stage of development of the Group, the Board's objective is to minimise debt and to raise funds as required through the issue of new shares. The Group is not subject to externally imposed capital requirements.

There were no changes in the Group's approach to capital management during the year.

(h) Fair Value

The fair value of financial assets and financial liabilities approximates their carrying value. The methods for estimating fair value are outlined in the relevant notes to the consolidated financial statements.

23. CONTINGENT ASSETS AND LIABILITIES

Titan Project

The Titan Project is prospective for critical mineral sands including titanium minerals, rare earth minerals, high grade silica sand and zircon minerals. At June 30, 2024, the Group had entered into exclusive option agreements with local landowners in Tennessee, in relation to its Titan Project, which upon exercise, allows the Group to lease or, in some cases purchase, the acres of surface property and the associated mineral rights from the local landowners. As of June 30, 2024, the Titan Project comprised approximately 11,054 acres of surface and associated mineral rights in Tennessee, of which approximately 1,486 acres are owned by IperionX, approximately 242 acres are subject to long-term lease by IperionX, and approximately 9,326 acres are subject to exclusive option agreements with IperionX. During the option period, our option agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Upon exercise, in the case of an option to lease, the Company will pay a production royalty to the landowners, subject to a minimum royalty. Upon exercise, in the case of a purchase, the Company will pay cash consideration approximating the fair market value of the property, excluding the value of any minerals, plus a premium.

 Notes to the Consolidated Financial Statements continued  CONTINGENT ASSETS AND LIABILITIES continued  Blacksand Technology, LLC  At June 30, 2024, the Group had an exclusive option to purchase certain assets (including all intellectual property rights) of Blacksand Technology LLC (“Blacksand”). Blacksand holds the exclusive commercial rights for more than 40 global patents through a license agreement with the University of Utah including global patents for technologies that can produce low-cost and low-carbon titanium metal. IperionX may exercise its option any time prior to December 31, 2024 (“Option Period”).  At June 30, 2024, as consideration for the option, IperionX has made option payments to Blacksand totalling US$5,500,000 during the Option Period (US$1,500,000 paid in January 2023, US$1,500,000 paid in June 2023, US$500,000 paid in  January 2024, and US$2,000,000 satisfied through the issue of shares in IperionX in January 2024), with a final option payment of US$500,000 payable in July 2024. If IperionX chooses to exercise its option, IperionX shall pay Blacksand: (1) any option payments that have not been paid at the date of exercise; and (2) an additional US$6,000,000. Subject to shareholder approval, IperionX may elect to satisfy 30% of the total purchase price through the issue of shares in IperionX. IperionX shall also commit to donate US$1,000,000 to establish an endowed chair professorship at the University of Utah in Dr. Fang’s name. If net sales from the acquired assets exceed US$300,000,000, then IperionX shall pay Blacksand a royalty equal to 0.5% of net sales in excess of US$300,000,000 for the life of the licensed patents. If IperionX chooses not to exercise its purchase option, IperionX retains exclusive options to licence key technologies from Blacksand, including HAMR and HSPT technologies that can produce low-cost and low-carbon titanium metal, for consideration comprising a license fee and a royalty.  EVENTS SUBSEQUENT TO BALANCE DATE  On September 23, 2024, the Company announced that it had executed a sourcing contract (Contract) for the supply of manufactured metal components for Ford Motor Company (Ford). The term of the Contract runs for 45 months commencing in 2025, with the Company contracted to supply titanium metal powder and manufacture components.  Total revenues from the contract are expected to be approximately US$11 million. Actual revenues and Contract timing are subject to Ford’s annual volume estimates and final delivery schedule, which may change, as well as potential changes to component designs prior to the commencement of production, which are subject to a final engineering design; and  On July 7, 2024, the Company completed the second and final tranche of a placement of 26.2 million new fully paid ordinary shares at an issue price of A$1.91 per share to raise gross proceeds of A$50.0 million (US$33.4 million) before costs. The second tranche consisted of 0.4 million shares to institutional, sophisticated and professional investors and  3.3 million shares to Directors of the Company following shareholder approval.  Other than the above, as at the date of this report there are no other matters or circumstances which have arisen since  June 30, 2024 that have significantly affected or may significantly affect:  the operations, in financial years subsequent to June 30, 2024, of the Group;  the results of those operations, in financial years subsequent to June 30, 2024, of the Group; or  the state of affairs, in financial years subsequent to June 30, 2024, of the Group.  92

 Consolidated Entity Disclosure Statement  As At June 30, 2024  Entity Name  Entity Type  Place of Incorporation  % of Share Capital  Australian resident or foreign resident  Foreign jurisdiction(s) of foreign residents  IperionX Ltd  Body corporate  Australia  Not applicable  Australia  N/A  Hyperion Metals (Australia) Pty Ltd  Body corporate  Australia  100%  Australia  N/A  IperionX Critical Minerals LLC  Body corporate  United States  100%  Foreign  United States  IperionX Technology LLC  Body corporate  United States  100%  Foreign  United States  IperionX Inc.  Body corporate  United States  100%  Foreign  United States  Basis of Preparation  This consolidated entity disclosure statement (“CEDS”) has been prepared in accordance with the Corporations Act 2001 and includes information for each entity that was part of the consolidated entity as at the end of the financial year in accordance with AASB 10 Consolidated Financial Statements.  Determination of Tax Residency  Section 295 (3A)(vi) of the Corporations Act 2001 defines tax residency as having the meaning in the Income Tax Assessment Act 1997. The determination of tax residency involves judgement as there are different interpretations that could be adopted, and that could give rise to a different conclusion on residency. In determining tax residency, the consolidated entity has applied the following interpretations:  •  •  Australian tax residency: the consolidated entity has applied current legislation and judicial precedent, including having  regard to the Tax Commissioner’s public guidance in Tax Ruling TR 2018/5; and  Foreign tax residency: where necessary, the consolidated entity has used independent tax advisers in foreign jurisdictions  to assist in its determination of tax residency to ensure applicable foreign tax legislation has been complied with (see section  295(3A)(vii) of the Corporations Act 2001).  93  Consolidated Entity Disclosure Statement

 Directors´ Declaration  In accordance with a resolution of the directors of IperionX Limited:  In the opinion of the directors:  the attached financial statements, notes and the additional disclosures included in the directors’ report designated as audited, are in accordance with the Corporations Act 2001, including:  compliance with accounting standards and Corporations Regulations 2001; and  giving a true and fair view of the consolidated entity’s financial position as at 30 June 2024 and of its performance  for the financial year ended on that date; and  there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and  the consolidated entity disclosure statement required by section 295(3A) of the Corporations Act 2001 is true and correct.  The attached financial statements are in compliance with International Financial Reporting Standards as issued by the  International Accounting Standards Board, as stated in note 1 to the financial statements.  The Directors have been given the declarations required by section 295A of the Corporations Act 2001 for the financial  year ended 30 June 2024.  On behalf of the Board  Anastasios Arima  CEO and Managing Director  September 26, 2024  94

 Independent auditor’s report  To the members of IperionX Limited  Report on the audit of the financial report  Our opinion  In our opinion:  The accompanying financial report of IperionX Limited (the Company) and its controlled entities (together the Group) is in accordance with the Corporations Act 2001, including:  giving a true and fair view of the Group’s financial position as at 30 June 2024 and of its financial performance for the year then ended  complying with Australian Accounting Standards and the Corporations Regulations 2001.  What we have audited  The financial report comprises:  the consolidated statement of financial position as at 30 June 2024  the consolidated statement of profit or loss and other comprehensive income for the year then ended  the consolidated statement of changes in equity for the year then ended  the consolidated statement of cash flows for the year then ended  the notes to the consolidated financial statements, including material accounting policy information and other explanatory information  the consolidated entity disclosure statement as at 30 June 2024  the directors’ declaration.  Basis for opinion  We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.  Independence  We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.  PricewaterhouseCoopers, ABN 52 780 433 757  Brookfield Place, Level 15, 125 St Georges Terrace, PERTH WA 6000, GPO Box D198, PERTH WA 6840 T: +61 8 9238 3000, F: +61 8 9238 3999, www.pwc.com.au  Liability limited by a scheme approved under Professional Standards Legislation.  Independent Auditor’s Report  To the Members of IperionX Limited  95  Independent Auditor’s Report

 Independent Auditor’s Report continued  2  Material uncertainty related to going concern  We draw attention to Note 1(a) in the financial report, which indicates that the ongoing operation of the Group is dependent upon raising additional funding from shareholders or other parties, the Group has no source of material operating cash inflows and had net outflows from operating and investing activities of $25,136,632 during the year ended 30 June 2024. These conditions, along with other matters set forth in Note 1(a), indicate that a material uncertainty exists that may cast significant doubt about the Group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.  Our audit approach  An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.  We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates.  Audit Scope  Our audit focused on where the Group made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events.  Key audit matters  Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context. We communicated the key audit matters to the Audit Committee.  In addition to the matter described in the Material uncertainty related to going concern section, we have determined the matter described below to be the key audit matter to be communicated in our report.  Key audit matter  How our audit addressed the key audit matter  During the year, the Group entered into a technology investment agreement with the U.S. Department of Defence (“DoD”) to fund $12.7m for application towards the Group’s Titanium Production Facility.  Technology Investment Agreement entered In assessing the accounting for the technology  into with the US government investment agreement, our audit procedures, among others, included:  obtaining an understanding of the key terms of the agreement,  evaluating the accounting treatment adopted by the Group,  96

 Independent Auditor’s Report continued  3  Key audit matter  How our audit addressed the key audit matter  The Group recognised $1.6m in Trade and other receivables for the reimbursement of the cost of the assets acquired during the year by the Group on behalf of the DoD.  The accounting for the agreement was a key audit matter because it was a significant transaction for the year given the financial impacts on the Group and the complexity of the accounting considerations in relation to the agreement.  evaluating the accuracy of the receivable recorded in the financial statements as at 30 June 2024 to the amount of cash detailed in the Request for Advance or Reimbursement lodged with the DoD,  assessing, on a sample basis, the recoverability of the receivable recorded in the financial statements as at 30 June 2024 by comparing the financial records to the cash received subsequently from the DoD, and  evaluating the adequacy of the disclosures made in light of the requirements of Australian Accounting Standards.  Other information  The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 30 June 2024, but does not include the financial report and our auditor’s report thereon.  Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon through our opinion on the financial report. We have issued a separate opinion on the remuneration report.  In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.  If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.  Responsibilities of the directors for the financial report  The directors of the Company are responsible for the preparation of the financial report in accordance with Australian Accounting Standards and the Corporations Act 2001, including giving a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error.  In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.  97  Independent Auditor’s Report

 Independent Auditor’s Report continued  4  Auditor’s responsibilities for the audit of the financial report  Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.  A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/admin/file/content102/c3/ar1_2020.pdf. This description forms part of our auditor’s report.  Report on the remuneration report  Our opinion on the remuneration report  We have audited the remuneration report included in the directors’ report for the year ended 30 June 2024.  In our opinion, the remuneration report of IperionX Limited for the year ended 30 June 2024 complies with section 300A of the Corporations Act 2001.  Responsibilities  The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.  PricewaterhouseCoopers  Perth  Craig Heatley Partner  26 September 2024  98

Mineral Resources Statement

99

Mineral Resources Statement

SUMMARY OF MINERAL RESOURCES

The Company's Mineral Resources as at 30 June 2024 and 2023, reported in accordance with the 2012 Edition of the JORC Code, are as follows:

Titan Project Mineral Resources					THM Assemblage				
Mineral Resource Category	Cut off Grade (THM %)	Material Tonnes (Mt)	THM Grade (%)	THM Tonnes (Mt)	Zircon (%)	Rutile (%)	Ilmenite (%)	REE (%)	Staurolite (%)
As at 30 June 2024									
Indicated	0.4	241	2.2	5.3	11.3	9.3	39.7	2.1	15.6
Inferred	0.4	190	2.2	4.2	11.7	9.7	41.2	2.2	13.7
Total	**0.4**	**431**	**2.2**	**9.5**	**11.5**	**9.5**	**40.3**	**2.1**	**14.8**
As at 30 June 2023									
Indicated	0.4	241	2.2	5.3	11.3	9.3	39.7	2.1	15.6
Inferred	0.4	190	2.2	4.2	11.7	9.7	41.2	2.2	13.7
Total	**0.4**	**431**	**2.2**	**9.5**	**11.5**	**9.5**	**40.3**	**2.1**	**14.8**

ANNUAL REVIEW OF MINERAL RESOURCES

As a result of the annual review of the Company's Mineral Resources, there has been no change to the Mineral Resources reported for the Titan Project.

GOVERNANCE OF MINERAL RESOURCES

The Company engages external consultants and competent persons (as determined pursuant to the JORC Code) to prepare and calculate estimates of its Mineral Resources. Management and the Board review these estimates and underlying assumptions for reasonableness and accuracy. The results of the Mineral Resource estimates are then reported in accordance with the requirements of the JORC Code and other applicable rules (including ASX Listing Rules).

Where material changes occur during the year to a project, including the project's size, title, exploration results or other technical information then previous resource estimates and market disclosures are reviewed for completeness.

The Company reviews its Mineral Resources as at June 30 each year. Where a material change has occurred in the assumptions or data used in previously reported Mineral Resources, then where possible a revised Mineral Resource estimate will be prepared as part of the annual review process. However, there are circumstances where this may not be possible (e.g. an ongoing drilling programme), in which case a revised Mineral Resource Estimate will be prepared and reported as soon as practicable.

COMPETENT PERSON STATEMENT

The information in this Mineral Resources Statement that relates to Mineral Resources is based on, and fairly represents, information and supporting documentation compiled by Mr. Adam Karst, P.G., who is a Competent Person. Mr. Karst is an independent consultant to IperionX Limited. Mr. Karst is a Registered Member of the Society of Mining, Metallurgy and Exploration (SME) which is a Recognized Overseas Professional Organization (ROPO) as well as a Professional Geologist in the state of Tennessee. Mr. Karst has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr. Karst approves and consents to the inclusion in the Mineral Resources Statement of the matters based on his information in the form and context in which it appears.

 Corporate Governance  IperionX and the entities it controls believe corporate governance is important for the Company in conducting its business activities.  The Board of IperionX has adopted a suite of charters and key corporate governance documents that articulate the policies and procedures followed by the Company, including a corporate Code of Conduct that requires ethical conduct by all IperionX employees.  These documents are available in the Corporate Governance section of the Company’s website, www.iperionx.com. These documents are reviewed at least annually to address any changes in governance practices and the law.  The Company’s Corporate Governance Statement 2023, which explains how IperionX complies with the ASX Corporate Governance Council’s ‘Corporate Governance Principles and Recommendations – 4th Edition’ in relation to the year ended  30 June 2024, is available in the Corporate Governance section of the Company’s website, www.iperionx.com and will be lodged with ASX together with an Appendix 4G at the same time that this Annual Report is lodged with ASX. Since the Company listed on Nasdaq in June 2022, it must also comply with the rules and laws applicable to a Foreign Private Issuer in the United States. The sources of these rules and laws are principally the US Securities and Exchange Commission and Nasdaq.  In addition to the ASX Corporate Governance Council’s ‘Corporate Governance Principles and Recommendations – 4th Edition’ and applicable U.S. rules, the Board has taken into account a number of important factors in determining its corporate governance policies and procedures, including the:  •  •  •  •  •  •  •  relative scale of operations of the Company, which currently only undertakes development and commercialization of its metals technologies and the exploration and evaluation of its mineral properties in the United States;  cost versus benefit of additional corporate governance requirements or processes; size of the Board;  Board’s experience in the manufacturing and mineral resources sectors;  organizational reporting structure and number of reporting functions, operational divisions and employees; financial affairs with limited complexity and quantum; and  direct shareholder feedback.  100

ASX Additional Information 101

ASX Additional Information

The shareholder information set out below was applicable as at 31 August 2024.

1. TWENTY LARGEST HOLDERS OF LISTED SECURITIES

The names of the twenty largest holders of listed securities are listed below:

Name	No. of Ordinary Shares Held	Percentage of Issued Shares
HSBC Custody Nominees (Australia) Limited	89,239,654	34.20
HSBC Custody Nominees (Australia) Limited – A/C 2	17,019,727	6.52
BNP Paribas Nominees Pty Ltd <Clearstream>	13,407,898	5.14
J P Morgan Nominees Australia Pty Limited	11,209,425	4.30
Citicorp Nominees Pty Limited	11,025,941	4.23
BNP Paribas Noms Pty Ltd	5,835,549	2.24
Arredo Pty Ltd	5,675,000	2.17
BNP Paribas Nominees Pty Ltd <IB Au Noms Retailclient>	5,474,724	2.10
UBS Nominees Pty Ltd	3,224,292	1.24
M D H Pty Ltd	3,005,000	1.15
BNP Paribas Nominees Pty Ltd <Hub24 Custodial Serv Ltd>	2,998,705	1.15
DITM Holdings Pty Limited <DITM Family A/C>	2,649,532	1.02
Mr Lamont Edwin Leatherman	2,353,500	0.90
Mr Zhigang Zak Fang	2,254,622	0.86
Mr Raymond Neville Nimrod <Hudson Koi A/C>	2,164,664	0.83
Mr James Fisher McDonald	2,115,000	0.81
HSBC Custody Nominees (Australia) Limited <GSCO Customers A/C>	2,000,000	0.77
Verve Investments Pty Ltd	2,000,000	0.77
Moshos Family Investments Pty Ltd <Moshos Family A/C>	2,000,000	0.77
Peter Croke Holdings Pty Ltd	1,900,000	0.73
Total top 20 holders	**187,553,233**	**71.87**
Other holders	73,418,156	28.13
Total issued capital	**260,971,389**	**100.00**

2. DISTRIBUTION OF EQUITY SECURITIES

Analysis of numbers of holders by size of holding:

Distribution	Number of Shareholders	Number of Shares
1 – 1,000	506	277,282
1,001 – 5,000	656	1,936,413
5,001 – 10,000	334	2,695,161
10,001 – 100,000	642	21,693,957
More than 100,000	169	234,368,576
Totals	**2,307**	**260,971,389**

There were 58 holders of less than a marketable parcel of ordinary shares.

102

ASX Additional Information continued

3. VOTING RIGHTS

See Note 13(b) of the notes to the consolidated financial statements.

4. SUBSTANTIAL SHAREHOLDERS

Substantial shareholder notices have been received from the following:

Substantial Shareholder	Number of Shares
The Bank of New York Mellon Corporation (ADR program)	43,200,590
DITM Holdings Pty Ltd	20,738,347
FIL Limited	18,687,109
FMR LLC	16,579,717

5. ON-MARKET BUY BACK

There is currently no on-market buyback program for any of IperionX Limited's listed securities.

6. UNQUOTED SECURITIES

The names of the security holders holding 20% or more of an unlisted class of security at 31 August 2024, not issued or acquired under an employee incentive scheme, are listed below:

Holder	Vendor Options exercisable at A$0.20, expiring 1 December 2025	Employee Performance Rights expiring 23 April 2026	Employee Performance Rights expiring 1 March 2026	Director Options exercisable at A$1.33, expiring 9 September 2025	Director Options exercisable at A$0.87, expiring December 5, 2026	Director Restricted Stock Units, expiring 9 September 2025	Director Restricted Stock Units, expiring December 5, 2026	Director Restricted Stock Units, expiring December 5, 2027	Employee Restricted Stock Units, expiring December 31, 2027
Moshos Family Investments Pty Ltd	625,000	4,000,000	–	–	–	–	–	–	–
Arredo Pty Ltd	625,000	–	–	–	–	–	–	–	–
DITM Holdings Pty Ltd	–	3,500,000	–	–	–	–	–	–	–
Nalaroo Holdings Pty Ltd	–	–	300,000	–	106,093	–	70,728	101,281	–
Lorraine Martin	–	–	–	200,000	106,093	66,666	70,728	101,281	–
Melissa Waller	–	–	–	200,000	106,093	66,666	70,728	101,281	–
Beverly Wyse	–	–	–	200,000	106,093	66,666	70,728	101,281	–
Anastasios Arima	–	–	–	–	–	–	–	–	956,000
Toby Symonds	–	–	–	–	–	–	–	–	908,000
Others (less than 20%)	1,450,000	–	–	–	–	–	–	–	1,625,000
Total	**2,700,000**	**7,500,000**	**300,000**	**600,000**	**424,372**	**199,998**	**282,912**	**405,124**	**3,489,000**
Total holders	*11*	*2*	*1*	*3*	*4*	*3*	*4*	*4*	*9*

ASX Additional Information continued  EXPLORATION INTERESTS  Titan Project  At 30 June 2024, the Titan Project comprised of approximately 11,054 acres of surface and associated mineral rights in Tennessee, of which approximately 1,486 acres are owned by IperionX, approximately 242 acres are subject to long-term lease by IperionX, and approximately 9,326 acres are subject to exclusive option agreements with IperionX. These exclusive option agreements, upon exercise, allow IperionX to lease or, in some cases, purchase the surface property and associated mineral rights.  COMPETENT PERSON STATEMENT  The information in this announcement that relates to Exploration Results and Mineral Resources is extracted from IperionX’s  ASX Announcement dated 6 October 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning  the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.  FORWARD LOOKING STATEMENTS  This report may include forward-looking statements. These forward-looking statements are based on IperionX’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of IperionX, which could cause actual results to differ materially from such statements. IperionX makes no undertaking to subsequently update or revise the forward-looking statements made in this report, to reflect the circumstances or events after the date of that report.  103  ASX Additional Information

 Corporate Directory  DIRECTORS  Mr. Todd Hannigan – Executive Chairman  Mr. Anastasios Arima – CEO & Managing Director  Ms. Lorraine Martin – Independent Non-Executive Director Mr. Vaughn Taylor – Independent Non-Executive Director Ms. Melissa Waller – Independent Non-Executive Director Ms. Beverly Wyse – Independent Non-Executive Director  COMPANY SECRETARY  Mr. Gregory Swan  OFFICES  Head Office  129 West Trade Street, Suite 1405  Charlotte, NC 28202 UNITED STATES  Virginia Office  1092 Confroy Drive South Boston, VA 24592 UNITED STATES  Tennessee Office  279 West Main Street Camden, TN 38320 UNITED STATES  Utah Office  1782 W 2300 S  West Valley City, UT 84119  UNITED STATES  Registered Office  Level 9, 28 The Esplanade  Perth WA 6000 AUSTRALIA  WEBSITE  www.iperionx.com  STOCK EXCHANGE LISTINGS  Nasdaq Capital Market (NASDAQ: IPX) Australian Securities Exchange (ASX: IPX)  SHARE REGISTRY  Automic Pty Ltd  Tel: 1300 288 664  Int: +61 2 9698 5414  LAWYERS  United States  Gibson, Dunn & Crutcher  Australia  Thomson Geer  BANKERS  United States  The Bank of New York Mellon Corp PNC Bank  Australia  National Australia Bank  AUDITOR  PricewaterhouseCoopers  104

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